As confidentially submitted to the Securities and Exchange Commission on May 1, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission No. 3
FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ionic Digital Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6199	99-0565447
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2332 Galiano Street, 2nd Floor

Coral Gables, Florida 33134

Tel.: (754) 273-6593

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andy Stewart

Chief Executive Officer

Ionic Digital Inc.

2332 Galiano Street, 2nd Floor

Coral Gables, Florida 33134

Tel.: (754) 273-6593

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Daniel Nussen White & Case LLP 555 South Flower Street, Suite 2700 Los Angeles, California 90071-2433 Tel.: (213) 620-7795	Andrew J. Ericksen White & Case LLP 609 Main Street, Suite 2900 Houston, Texas 77002 Tel.: (713) 496-9688	Erika L. Weinberg Gregory P. Rodgers Benjamin J. Cohen Brittany D. Ruiz Sandy Kugbei Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel.: (212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED         , 2026

PRELIMINARY PROSPECTUS

Ionic Digital Inc.

Shares of Class A Common Stock

This prospectus relates to the registration of the resale by the selling stockholders named in this prospectus, who we refer to as the Registered Stockholders, of up to                                  shares of our Class A common stock, par value $0.00001 per share, pursuant to a direct listing on the Nasdaq Global Select Market. Prior to the listing of our shares of Class A common stock, there has been no public market for our shares of Class A common stock and there have been no sales of shares of our Class A common stock in private transactions. The resale of the shares of Class A common stock by the Registered Stockholders is not being underwritten by any investment bank, which makes this listing different from an underwritten initial public offering. The                         shares of Class A common stock covered by this prospectus comprise all of the shares held by the Registered Stockholders. Following the effectiveness of the registration statement of which this prospectus forms a part, the Registered Stockholders may elect to sell these shares, as and to the extent they may determine, through brokerage transactions on the Nasdaq Global Select Market at prevailing market prices. In addition, the remaining                            outstanding shares of our Class A common stock may be freely sold in the public market in reliance upon exemptions from registration under the Securities Act. If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of such shares. For more information, see the section titled “Plan of Distribution.”

The direct listing of our Class A common stock on the Nasdaq Global Select Market without underwriters is a relatively novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

J.P. Morgan Securities LLC, or J.P. Morgan, is serving as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8) for our first day of trading on the Nasdaq Global Select Market. BTIG, LLC, or BTIG, is also serving as our financial advisor. We have engaged such financial advisors to advise and assist us with respect to certain matters relating to our listing.

On the day that our shares of Class A common stock are initially listed for trading on the Nasdaq Global Select Market, the Nasdaq Stock Market LLC, or Nasdaq, will begin accepting, but not executing, pre-opening buy and sell orders and Nasdaq will begin to continuously generate the indicative current reference price (as defined below) for our Class A common stock on the basis of such accepted orders.

During a 10-minute “Display Only” period, market participants may enter quotes and orders for our Class A common stock in Nasdaq’s systems and Nasdaq will disseminate such information, along with other indicative imbalance information, to J.P. Morgan and certain other market participants (including our other financial advisors) on Nasdaq’s NOII and BookViewer tools.

Following such 10-minute “Display Only” period, a “Pre-Launch” period will begin, during which J.P. Morgan, in its capacity as our designated financial advisor, must notify Nasdaq that our shares of Class A common stock are “ready to trade.” Once J.P. Morgan has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the current reference price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If J.P. Morgan then approves proceeding at the current reference price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with J.P. Morgan and certain other market participants (including our other financial advisors).

Upon completion of such price validation checks, the applicable orders for our Class A common stock that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence.

Under Nasdaq rules, the current reference price means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e., the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e., will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan and BTIG, in their capacities as our financial advisors. J.P. Morgan and BTIG will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder.

The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence J.P. Morgan and BTIG in carrying out their roles as our financial advisors. We will not be involved in the price-setting process.

J.P. Morgan will determine when our shares of Class A common stock are ready to trade and approve proceeding at the current reference price primarily based on consideration of trading volume, timing and share price. In particular, J.P. Morgan will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. For more information, see the section titled “Plan of Distribution.”

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.” We expect our Class A common stock to begin trading on or about                  , 2026.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying our Class A common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2026

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except for the section titled “Plan of Distribution,” which additions, updates, or changes that are material shall only be made pursuant to a post-effective amendment). You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

As used in this prospectus, the term “Registered Stockholders” refers to the stockholders with shares registered hereunder pursuant to the table appearing in the section titled “Registered Stockholders” and their pledgees, donees, transferees, assignees, or other successors-in-interest.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the Registered Stockholders take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside of the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class A common stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, references in this prospectus to “Ionic Digital,” “we,” “our,” “us” and the “Company” refers to Ionic Digital Inc., a Delaware corporation, and its consolidated subsidiaries, and “Ionic Digital Inc.” or the “Parent” refer only to Ionic Digital Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These forward-looking statements are based on the historical financial information and our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this prospectus speak only as of its date, and we undertake no obligation to update them in light of new information or future events, except as required by law.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “plans,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Some of the risks, uncertainties and other important factors that could cause results to differ from those currently expected, or that otherwise could impact us, include, but are not limited to:

●	our ability to secure and retain customers on commercially reasonable terms or at all in our digital infrastructure business;

●	our ability to establish and maintain a customer base for our digital infrastructure business and customer concentration;

●	our ability to procure power to power our digital infrastructure solutions and bitcoin mining operations, and to obtain required regulatory approvals to increase energy capacity;

●	business interruptions, including due to power outages, shortages, capacity constraints, catastrophic disasters or other events;

●	our ability to access sufficient capital for future strategic growth initiatives;

●	our facilities and our ability to obtain miners may fail to keep pace with rapidly changing technology and evolving industry standards;

●	additional bitcoin mining capacity from competing bitcoin miners decreases our effective network hashrate market share, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline;

●	our third-party contract manufacturers, pool service providers, component suppliers and energy providers, some of which are sole source and limited source suppliers;

●	the price volatility of bitcoin, the digital currency native to the Bitcoin network;

●	our financial and business performance, including financial projections and business metrics;

●	the ability to initially list and maintain a listing of our Class A common stock on Nasdaq, and the potential liquidity and trading of such securities;

●	the dependence of our revenues on general economic conditions and the willingness of enterprises to invest in technology;

●	our ability to establish and maintain proper and effective internal control over financial reporting;

●	our commercial partnerships and business relationships;

●	the effects of competition and regulation on our business;

●	breaches of the security of our information systems, products or services or of the information systems of our third-party providers;

●	potential litigation and other claims, including for infringement, which could cause us to incur significant expenses or prevent us from selling our products or services;

●	environmental, health and safety, laws, regulations, costs and other liabilities; and

●	other factors detailed under the section titled “Risk Factors.”

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this prospectus. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, and the trading prices of our Class A common stock could decline. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

The following summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock. You should carefully consider, among other things, our financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Ionic Digital” or the “Successor,” refer to Ionic Digital Inc., the Company that acquired substantially all of the assets and assumed certain liabilities from Celsius Mining LLC (“Celsius Mining” or the “Predecessor”) following the Chapter 11 bankruptcy filing of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”). References to the “Company,” “we,” “us” and “our” refer to Ionic Digital for periods on or after January 31, 2024 and to the Predecessor for periods prior to January 31, 2024.

Company Overview

Ionic Digital is a digital infrastructure solutions and cryptocurrency mining company. We began as a pure-play cryptocurrency mining company when we were formed in January 2024 to acquire all of the cryptocurrency mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of powered digital infrastructure assets. Historically, we have monetized these assets by efficiently mining bitcoin. More recently, we have sought to achieve this objective by primarily leasing our digital infrastructure assets to hyperscalers, enterprise customers and other businesses for high-performance computing (“HPC”) and artificial intelligence (“AI”) cloud infrastructure.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale Ward County LLC (together, with its affiliates, “Nscale”), a global hyperscaler engineered for sovereign-grade AI infrastructure at our Ward County property in West Texas. Under the lease we committed to providing Nscale with the full amount of the 234 megawatts (“MW”) of current energy capacity at our Ward County property. We received our first payment under the lease in November 2025, and monthly fixed lease payments will commence in August 2026. Payments under the lease represent total contracted revenues of approximately $1.95 billion.

In February 2026, we amended the lease, which contractually obligates Nscale to lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. In addition, Nscale will receive the tax advantages associated with our qualified data center status. We refer to the lease, as amended, as the “Nscale Agreement.”

We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million, which we plan to fund with cash on hand as well as with sales of our bitcoin held in treasury, as needed. Assuming we are able to secure the additional 89 MW by the second quarter of 2027, we currently anticipate that the total contracted revenues under the Nscale Agreement would increase to approximately $2.7 billion.

In addition, we are seeking to expand the energy capacity at the Ward County property to 700 MW, which we believe would advance the monetization of our owned powered digital infrastructure assets. We have begun making investments in the Ward County property to support the increased power capacity, including beginning to develop the remaining 86 acres of the property to provide the infrastructure for our effort to support up to approximately 700 MW of total capacity at Ward County. At the fully expanded capacity of 700 MW, our total capital expenditures are expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional energy capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use the expanded energy capacity for our own cryptocurrency mining operations.

Entry into the Nscale Agreement is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to better monetize our Ward County site. We believe our agreement with Nscale represents a transformative transaction that significantly increases the value of our company. Although we began as a pure-play bitcoin mining operator, we have successfully demonstrated our ability to convert and optimize our infrastructure, including transitioning our Ward County property for use as an HPC/AI data center. This transaction accelerates our strategy to build a diversified digital infrastructure solutions platform, with the flexibility to monetize our sites across data centers and other digital infrastructure applications as market conditions evolve. Our strong balance sheet also gives us the ability to better monetize sites currently mining bitcoin, expand into other markets, and develop additional powered shell data centers. The combination of an existing cryptocurrency mining business, and the Nscale Agreement, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

With five facilities in Texas, three of which we own (including the Ward County property) and two of which we lease, as well as a strong balance sheet, we believe we are well-positioned to execute on our long-term strategy of monetizing powered digital infrastructure assets across data centers, bitcoin mining, and other energy-intensive applications.

The following table provides an overview of our energy and miner capacity at our sites as of December 31, 2025:

Facility (Location)	Energy Consumption Capacity (MW)	Estimated Miner Rack Space Capacity
Ionic Digital Self-Mining Sites(1)
Ward County
Ward County, Texas(2)(3)	234 MW	N/A
Midland
East Stiles (Reagan County, Texas)(2)	30 MW	10,080
Garden City (Glasscock County, Texas)(2)	12 MW	3,600
Rebel (Glasscock County, Texas)(4)	50 MW	7,920
Stiles (Reagan County, Texas)(4)	20 MW	6,480
Third-Party Hosted Site(5)
GXD (Oklahoma City, Oklahoma)(5)	60 MW	17,300

(1)	We own all miners, equipment, and improvements at all Ionic Digital-operated sites.

(2)	We own the land at our Ward County, East Stiles, and Garden City sites.

(3)	In accordance with the terms of the Nscale Agreement, we have decommissioned all mining assets at the Ward County site as of December 19, 2025.

(4)	We retain long-term leases of the land at our Rebel and Stiles sites.

(5)	At our third-party hosted site, we provided the miners and the host owns the land, equipment, and improvements. While we had miners actively deployed at our hosted site as of December 31, 2025, the hosting agreement with Global[X]Digital, LLC (“GXD”) was terminated during the first quarter of 2026 and all mining equipment will be sold or moved to our self-mining sites in Midland.

Competitive Strengths

We believe that we possess several competitive strengths, including the following:

Flagship, high-performance facility in Ward County. Our Ward County site serves as the cornerstone of our operations, offering scalable infrastructure, access to cost-efficient power, and operational reliability. Strategically located in a region with favorable energy pricing and infrastructure, the Ward County property currently has 234 MW of installed capacity. The site has the potential, subject to regulatory approvals and infrastructure development, to support up to approximately 700 MW of total capacity. Expansion of this nature could increase the Company’s scale and operating leverage and may enhance long-term shareholder value. However, there can be no assurance that such additional capacity will be approved, constructed, or economically developed. Our planned infrastructure is designed with the optionality to support a wide range of compute-intensive applications, including AI inference and HPC workloads. Nscale, a global hyperscaler, recently contracted to lease approximately 50 acres and access to 234 MW of power at the site under a 126-month agreement to use as a hyperscale AI campus beginning in the third quarter of 2026. We have granted Nscale a right of first refusal on additional capacity at the Ward County site, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or utilize it for our own cryptocurrency mining operations. Additionally, Nscale has granted Microsoft an option for additional power at the Ward County property, if it becomes available, starting in late 2027.

We believe that with our flagship Ward County property, we are well-positioned to capture this opportunity. In addition to the 234 MW currently leased to Nscale, the Nscale Agreement contractually obligates Nscale to lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million, which we plan to fund with cash on hand as well as with sales of our bitcoin held in treasury, as needed. Assuming we are able to secure the additional 89 MW by the second quarter of 2027, we currently anticipate that the total contracted revenues under the Nscale Agreement would increase to approximately $2.7 billion.

As we seek to expand the energy capacity at the Ward Country property to 700 MW, we have begun making investments to support the increased power capacity. At the fully expanded capacity of 700 MW, our total capital expenditures are expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional energy capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use the expanded energy capacity for our own cryptocurrency mining operations.

Low-cost access to power. With our strategically located data center sites across Texas, on both owned and leased land, we are able to take advantage of low-cost power. Our cryptocurrency mining operations utilize miner management software and dynamic load management strategies to optimize power consumption based on real-time market pricing and grid conditions, including participation in curtailment programs that are customary in the bitcoin mining industry. As a result, our average cost of power consumed across our Texas sites was approximately 3.6 cents per kilowatt-hour (“c/kWh”) for the year ended December 31, 2025.

Differentiated management team with deep experience in data center development. Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate, managed digital infrastructure and other fields in the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets.

Strong balance sheet. As of December 31, 2025, we had no debt, 2,719 bitcoin in treasury at a fair value of $237.9 million, and approximately $43.5 million in cash and cash equivalents that is being proactively managed. We believe our strong balance sheet provides us operational flexibility in a capital expenditure intensive business and access to immediate liquidity to pursue joint ventures and strategic acquisitions. Additionally, we may liquidate bitcoin to cover operational expenses and strategic investments as necessary.

Growth Strategy

Our growth plans over the next 36 months center around monetization of our owned and leased powered digital infrastructure assets, expansion opportunities, and potential acquisitions or joint ventures for data center development. In pursuing these plans, our objective is to generate high margin, incremental cash flows with a predictable dollar-based revenue which complement our longer-term investment strategy. We are actively exploring a range of potential financing alternatives to support core business initiatives such as increasing energy capacity at existing owned sites, expansion to new sites, as well as potential acquisition and/or joint venture opportunities in the HPC and AI sectors. These financing alternatives may include the potential collateralization of a portion of our bitcoin holdings. At this time, no definitive financing arrangements have been entered into, and formal policies governing bitcoin-backed financing have not yet been established. Any such financing, if pursued, may require us to onboard with one or more new custodians in connection with the custody, control, or collateral management of our bitcoin holdings.

Monetizing Powered Digital Infrastructure Assets

We believe that our portfolio of powered digital infrastructure assets are attractive to hyperscalers, enterprise customers, and other businesses for HPC and AI cloud infrastructure. We believe that leasing our assets to such customers can provide attractive opportunities to monetize our assets with predictable cash flows.

Ward County

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale at our Ward County property in West Texas. In February 2026, we amended the lease. Our Ward County property has a current energy capacity of 234 MW. We received our first payment under the Nscale Agreement in November 2025, and monthly fixed lease payments will commence in August 2026. Payments under the lease represent total contracted revenues of approximately $1.95 billion.

We are seeking to expand the energy capacity at the Ward County property to 700 MW, which we believe would advance the monetization of our owned powered digital infrastructure assets. Nscale has contracted to obtain an additional 89 MW of that additional power, when such capacity becomes available, at the same price per MW as the current 234 MW. We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million. At the fully expanded capacity of 700 MW, our total capital expenditures are currently expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use the expanded energy capacity for our own cryptocurrency mining operations. Assuming we are able to secure the additional 89 MW by the second quarter of 2027, we currently anticipate that the total contracted revenues under the Nscale Agreement would increase to approximately $2.7 billion.

We expect this lease structure with Nscale will provide us with predictable cash flows while minimizing operating risk at our Ward County site, as we are not responsible for construction or site development. Under our “triple-net” lease, Nscale, as the tenant, is responsible for rental payments and ongoing expenses (including taxes, insurance and maintenance) at the Ward County property, while we are responsible for the management of, but not the cost of, substation maintenance. The Nscale Agreement does not require us to raise additional capital and provides us with significant resources to fund other growth initiatives. We expect this will strengthen our financial foundation and provide a stable source of cash flows, allowing us to monetize these assets while we continue to mine bitcoin at our other facilities.

We are in active discussions with Texas-New Mexico Power (“TNMP”) and the Energy Reliability Council of Texas (“ERCOT”) to increase electricity capacity from the current 234 MW to 700 MW by the end of 2027. We have submitted all required documentation, and our ability to obtain the additional power will depend primarily on the completion of two utility projects in the surrounding area that are on track to be completed in 2026 and 2027. Our expansion request was submitted during an earlier study phase relative to subsequent applicants, which may benefit sequencing of transmission evaluations; however, approval and allocation of additional capacity remain subject to regulatory and infrastructure considerations. Nothing in the Nscale Agreement requires us to increase the electricity capacity beyond 234 MW. If this expansion is approved, we plan to make the required infrastructure investments to use the increased power when available.

Other potential opportunities at the Ward County property may include building powered shell or full turnkey data centers in an effort to enter the data center development sector, pursuing strategic partnerships with established data center developers to build on our Ward County site, or a combination of these opportunities.

Midland

We currently operate four bitcoin self-mining sites in Midland, Texas and are currently working to streamline our cryptocurrency mining operations such that these sites will be our only locations used for mining bitcoin. With the digital infrastructure solutions commencing at Ward County, we relocated our fleet of approximately 89,700 miners to Midland and have commenced the disposal of less efficient mining assets in favor of operating the most efficient miners we currently own. In addition, in February 2026, the Company elected not to renew its long-term hosting arrangement with GXD in Oklahoma. The miners at GXD constituted approximately one third of our capacity to generate hashrate as of December 31, 2025. Our mining equipment at GXD was removed from service by March 31, 2026, and management has determined that a majority of the equipment will be disposed and will not be returned to service, while the most efficient miners will be relocated to the Midland sites.

Of the approximately 143,100 miners we owned during 2025, approximately 18,000 were disposed in 2025, approximately 28,100 are or will be deployed and actively hashing at the Midland sites, approximately 19,400 miners will be retained for spare parts, and the remaining approximately 77,600 miners will be sold or scrapped in 2026.

The 50MW capacity at our Rebel site includes 25MW of unused power capacity added in the fourth quarter of 2025. We also anticipate receiving approval for an additional 10MW of capacity at our East Stiles site during 2027, an expansion for which there are no known barriers, material steps, or material costs at this time. We are considering expanding cryptocurrency mining operations at these sites to employ this additional power capacity, as well as acquiring new or refurbished miners with improved efficiency to deploy at the Midland sites. As HPC/AI data center development or joint venture opportunities arise for the Midland sites, we will evaluate the potential profitability against our cryptocurrency mining operations.

Acquisitions and Partnership Opportunities

We are actively evaluating sites in the United States to purchase or lease primarily for potential expansion in the HPC/AI data center sector. As we identify sites that fit these purposes, we may look to partner with an established data center developer in an effort to establish a foothold in the development sector, as well as potentially provide turnkey services to customers. We believe our balance sheet, experienced management team, and contracted revenue stream will enable us to raise capital for site acquisition and/or development.

Bitcoin Treasury

During 2025, we sold a portion of our bitcoin holdings to cover operating and capital expenditures and retained the remainder to maintain an adequate ongoing liquidity position. For context, during the year ended December 31, 2025, we mined an average of 111.4 bitcoin per month and sold an average of 84.1 bitcoin per month to cover expenses and preserve liquidity. With the monthly fixed lease payments under the Nscale Agreement beginning in August 2026, we expect to have a steady and increasing stream of cash inflows, which we anticipate will enable us to retain a greater portion of our mined bitcoin, expanding our bitcoin holdings in treasury and supporting broader treasury management initiatives unless we find more compelling investment opportunities that necessitate the liquidation of bitcoin holdings. We do not expect to use cash flows from the Nscale Agreement to fund purchases of bitcoin.

We may seek to collateralize bitcoin held in treasury to borrow U.S. dollars for capital or operating expenditures. We believe that utilizing bitcoin as collateral may offer an attractive spread between borrowing cost and bitcoin appreciation potential, compared to spot-selling bitcoin to meet short-term funding needs. Our Board of Directors has not adopted any formal policies relating to how much of our bitcoin we hold in treasury or when we purchase, sell or collateralize our bitcoin holdings. Our Board of Directors, together with the members of our management team, periodically manage the amount of bitcoin we hold in treasury and when we sell and collateralize our bitcoin holdings based on, among other things, market conditions and our liquidity needs.

In addition, while our Board of Directors has approved certain parameters within which management is authorized to pursue bitcoin hedging strategies, we are not currently engaged in any hedging transactions. We may deploy derivatives as part of hedging strategies intended to manage the value risk of bitcoin held, considering market liquidity and our treasury objectives. We may also employ other derivative trading strategies, which may include selling bitcoin call options or buying bitcoin put options, as a monetization strategy or, in certain cases, through structured arrangements such as collar options, to manage downside price exposure related to our physical mining operations.

As we continue to shift our business to leasing digital infrastructure assets, we anticipate that our primary operating revenues will be derived from non-mining activities denominated in U.S. dollars. Our approach to bitcoin holdings is a capital allocation strategy, supported by a diversified capital structure and liquidity management framework.

Corporate Information

We were incorporated on January 5, 2024 as a Delaware corporation. Our address is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida, 33134. Our telephone number is (754) 273-6593. Our website address is https://www.ionicdigital.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the prices of our securities may be more volatile.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparisons of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this listing, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt during the prior three-year period.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, which represent challenges we face in connection with the successful implementation of our business strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A common stock and result in a loss of all or a portion of your investment:

●	We have an evolving business model and are at an early stage of development for our digital infrastructure business.

●	As a recently formed company with a high degree of executive turnover since we began our operations, there is significant uncertainty regarding our ability to effectively operate our business and implement our strategy.

Risks Related to Our Digital Infrastructure Business

●	Our digital infrastructure business has and is expected to continue to have significant customer concentration and failure to attract, grow and retain a diverse and balanced customer base could harm our digital infrastructure business and operating results.

●	It may take significant time and expenditures to develop our digital infrastructure solutions through continued development at our existing and future sites, and our efforts may not be successful.

●	Our digital infrastructure solutions development depends upon the demand for data centers.

●	Any delays or unexpected costs developing our existing space, developable land and newly acquired properties may delay and harm our growth prospects, future operating results and financial condition.

●	Our expansion efforts may not drive sufficient customer demand in the future to realize expected returns on these investments.

Risks Related to Our Cryptocurrency Mining Business

●	If the bitcoin reward for solving blocks and the related transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability in that particular line of business.

●	Our cryptocurrency assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent cryptocurrency transactions may be irreversible.

●	Our success in our cryptocurrency mining business depends on external factors affecting the Bitcoin industry.

●	Additional bitcoin mining capacity from competing bitcoin miners will trigger increases in mining difficulty, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline over the coming years.

●	To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining or previously held on the balance sheet into the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect us.

●	If a malicious actor or botnet obtains control in excess of 50% of the processing power active on the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects our business.

●	Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure cryptocurrency. Cryptocurrencies other than bitcoin could have features that make them more desirable to a material portion of the cryptocurrency user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.

●	A material decline in the value of bitcoin could have an adverse effect on our results of operations, our liquidity and the strength of our balance sheet.

●	Transaction fees may decrease demand for bitcoin which could adversely affect our business.

Risks Related to All Our Operations

●	We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power (including as a result of failure to obtain necessary approvals).

●	Failure of critical systems at the facilities operated by us or third parties could have a material adverse effect on our business, prospects, financial condition, and results of operations.

●	Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations. For example, should the mining pool operator be subject to cyber-attacks, we may have limited recourse against the mining pool operator with respect to rewards to be paid to us.

●	We depend on third parties, including electric grid operators, and electric utility providers and may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

●	We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.

●	Our operations and strategic goals are capital-intensive. We may be unable to access sufficient additional capital for future strategic growth initiatives.

●	Our operations may be adversely affected by energy shortages and rising energy prices.

●	We are required to obtain, and to comply with, government and utility company permits and approvals.

●	We are subject to a rapidly evolving regulatory landscape and any adverse changes to our or our co-hosting customers’ failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

●	If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

●	Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

●	Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of trade compliance and economic sanctions laws and regulations.

●	Bitcoin’s and other cryptocurrencies’ status as a “security” or other regulated instrument in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, prospects, results of operations or financial condition.

●	The nature of the cryptocurrency segment of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrencies, the determination that we have made for how to account for cryptocurrencies transactions may be subject to change.

●	Regulatory developments regarding cryptocurrencies and cryptocurrency markets could have a material adverse effect on our business, prospects, results of operations or financial condition.

●	Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.

●	If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

●	The registration and listing of our Class A common stock differ significantly from an underwritten initial public offering.

●	An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for or for the value of the shares agreed upon by the creditors and debtors of the Celsius bankruptcy at the time the shares were issued.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated and are presented on a Predecessor and Successor basis. References to “Successor” or “Company” relate to our results of operations and financial position subsequent to January 31, 2024. References to “Predecessor” relate to the results of operations and financial position of Celsius Mining, LLC prior to and including January 31, 2024. We derived (i) the summary consolidated statement of operations data for the year ended December 31, 2025, the eleven months ended December 31, 2024 and one month ended January 31, 2024 and (ii) the summary consolidated balance sheet data as of December 31, 2025 and 2024 from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in any future period. In addition, our consolidated financial and other data for the Successor period are not entirely comparable to the consolidated financial and other data for the Predecessor periods. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Cryptocurrency mining revenues	$135,561	$138,428	$15,381
Digital infrastructure leasing revenue	5,837	-	-
Total revenue	$141,398	$138,428	$15,381
Total operating expenses	452,764	96,950	20,172
Operating income (loss)	$(311,366)	$41,478	$(4,791)
Other income (expense), net	(2,418)	10,972	(5,575)
Income (loss) before provision for income taxes	$(313,784)	$52,450	$(10,366)
Provision (benefit) for income taxes	(66,061)	12,305	22
Net income (loss)	$(247,723)	$40,145	$(10,388)

Adjusted gross profit	$53,400	$47,942	$5,713

Adjusted EBITDA(1)	$(11,223)	$84,960	$1,425

(1)	Adjusted EBITDA is a financial measure not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). See “—Non-GAAP Financial Measure” below.

Consolidated Balance Sheet Data

	Successor
($ in thousands)	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents	$43,510	$48,393
Cryptocurrency assets	237,947	223,438
Other current assets	21,888	12,005
Total assets	605,004	817,893
Total liabilities	61,597	30,263

Non-GAAP Financial Measure

We use Adjusted gross profit and Adjusted EBITDA, financial measures not calculated in accordance with GAAP, to supplement our consolidated financial statements, which are presented in accordance with GAAP.

We define Adjusted gross profit as gross profit exclusive of depreciation. Our Chief Operating Decision Maker (“CODM”) relies on Adjusted Gross Profit when making decisions regarding the allocation of resources to operating segments.

We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, and amortization, further adjusted by certain non-recurring or infrequent costs and income, including the costs and realized gains or losses related to the decommissioning of cryptocurrency mining sites, unrealized gain or loss on energy derivatives and other investments, one-time gains or losses on certain litigation settlements, share-based compensation, impairment on intangible and long-lived assets, and other non-recurring costs incurred. We rely on Adjusted EBITDA to evaluate our business, measure our performance, and make strategic decisions. Our management team uses Adjusted EBITDA to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting the business in addition to measures calculated under GAAP.

Likewise, we believe that the presentation of these non-GAAP financial measures will provide useful information to investors and analysts in assessing our historical financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance.

Our non-GAAP financial measures should not be considered as an alternative to the most directly comparable GAAP financial measures. Gross profit is the GAAP measure most directly comparable to Adjusted gross profit. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. We may also incur unusual or non-recurring items in the future that may affect Adjusted EBITDA, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our historical results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation of the most directly comparable financial measures presented in accordance with GAAP to Adjusted gross profit and Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting Performance—Adjusted Gross Profit” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting Performance—Adjusted EBITDA.”

Key Operating Indicators1

We also consider the following non-financial metrics in assessing the productivity and efficiency of our cryptocurrency mining operations. The following table presents our key operating indicators as of the dates indicated, as well as information on the Bitcoin network as of such dates.

	Successor		Predecessor (Debtor-in- Possession)(6)
	As of December 31, 2025	As of December 31, 2024	As of January 31, 2024
Total miners owned(1)	125,100	127,200	127,800
Total hashrate (Eh/s)(2)	12.6	12.7	12.7

Active miners(3)	40,600	106,700	65,800
Hashrate contributed (Eh/s)(4)	2.9	9.3	6.0
Network hashrate (Eh/s)(5)	1,048.5	778.5	521.3

(1)	“Total miners owned” represents an approximation of the entirety of our fleet of miners, including both miners deployed and miners in storage, during the final month of the periods presented.
(2)	“Total hashrate” is the combined hashrate of all miners we owned during the final month of the periods presented, based on manufacturer’s specifications.
(3)	“Active miners” represents the approximate total number of miners hashing at our self-mining and hosted facilities during the final month of the periods presented.
(4)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less than manufacturers’ specifications due to curtailment or maintenance downtime.
(5)	“Network hashrate” is the total computational power of miners used globally in the Bitcoin network during the final month of the periods presented. Data sourced from CoinMetrics.io.
(6)	Data for the Predecessor is approximated based on available records and performance data, which may originate from sources different than those currently employed by Ionic Digital.

Bitcoin earned

Our management views total bitcoin earned as a key metric for our cryptocurrency mining business. Trends in total bitcoin earned were previously, and will continue to be, impacted by our ability to deploy additional miners, and by our ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. Across all of our self-mining and hosted sites, we earned 1,337 bitcoin, 2,075 bitcoin, and 358 bitcoin, net of pool participation fees, during the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024, respectively. These values represent the total bitcoin we earned, net of mining pool participation fees and exclusive of the revenue share paid to hosting partners in bitcoin. Bitcoin earned for each quarter is summarized in the table below.

	Successor		Predecessor (Debtor-in- Possession)
Quarter	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
First quarter	440	640	358
Second quarter	380	610	–
Third quarter	325	374	–
Fourth quarter	192	451	–
Total	1,337	2,075	358

RISK FACTORS

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, prospects, results of operations and financial condition could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, prospects, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Company

Due to our limited operating and financial history, our historical financial information may not be indicative of our future results of operations.

Ionic was formed in January 2024 and has a limited operating and financial history. Although we acquired the bitcoin mining assets and assumed certain liabilities of Celsius Mining, we operate our business in a different manner than the Predecessor entity. In addition, after terminating our relationship with U.S. Data Management Group, LLC (“Hut 8”) in December 2024, we have eliminated certain hosted sites and now manage our self-mining operations. See the section titled “Business – Company History” for more information. Moreover, in 2025 we began a shift from a pureplay bitcoin mining company to a company principally focused on providing digital infrastructure solutions.

Accordingly, our future financial condition and results of operations may not be comparable to Celsius Mining’s or our historical financial condition and results of operations.

As a result of our limited operating and financial history, our ability to accurately forecast the future results of our operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. The historical financial information contained in this prospectus may not be indicative of our future results of operations. Our ability to generate revenues is principally dependent on our ability to generate rental revenues on our Ward County property and any future facilities that we may lease to third parties for HPC, AI, or other purposes, and to successfully execute our bitcoin mining operations, which we have been undertaking with our current management for a limited period of time. We may be unable to successfully execute on differentiation strategies beyond bitcoin mining, and we cannot assure you that our facilities leasing strategy will be successful.

We also face the types of risks and uncertainties experienced by new and growing companies in rapidly changing industries. If our assumptions regarding these risks, uncertainties, and future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We have an evolving business model and are at an early stage of development for our digital infrastructure business.

We were founded as a pure-play cryptocurrency mining company, but we are evolving our business model to better leverage our digital infrastructure assets. In October 2025, we entered into our first arrangement to lease our Ward County property to a third party for HPC use. Other than a $45.6 million advance payment in November 2025, monthly fixed lease payments to be received under that agreement do not commence until August 2026. Accordingly, we have no history upon which an evaluation of our prospects and future performance in this sector can be made. To stay current with the industry, our business model may continue to evolve as well. From time to time, we may modify aspects of our business model. We are subject to the risks and uncertainties of a new business, including the risk that we may never further develop, complete development of, or successfully market any of our proposed services. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Our intent in growing and developing this business is to reduce the impact of variability on our revenue and hosting costs by entering into long-term lease arrangements with leading tenants in the AI, HPC and enterprise sector. However, we cannot provide assurance that we will successfully enter into arrangements on acceptable terms or that our tenants will perform their obligations to us. Our ability to achieve our diversified capital strategy depends on a variety of factors, including, but not limited to, our ability to identify suitable tenants and strategic partnership opportunities, optimize our mining capabilities, and obtain rights to additional sites or the capital to develop additional facilities for other leases or for use in our own bitcoin mining operations. We also cannot provide any assurance that our diversified capital strategy will be realized or result in the benefit we hope to achieve. If one or more of our underlying assumptions regarding these initiatives prove to have been incorrect, we may not be able to realize fully, or realize in the anticipated timeframe, the expected benefits from our future growth plans which could, in turn, have a material adverse effect on our business, prospects, results of operations or financial condition.

As a recently formed company with a high degree of executive turnover since we began our operations, there is significant uncertainty regarding our ability to effectively operate our business and implement our strategy.

Ionic is a recently formed company with a small number of executive officers and employees. Since we began our operations, we experienced frequent turnover among our executive officers and have enlisted multiple interim senior executives, including our current Interim Chief Financial Officer. A number of budgeted management and operational roles in accounting, finance, and operations that we intend to fill over time are currently vacant. Our success in executing our business strategy is dependent, to a significant degree, on our ability to hire and retain highly qualified personnel with relevant expertise. Competition for qualified employees in the digital infrastructure and cryptocurrency industries in general, and in the bitcoin mining sector in particular, is intense. There can be no assurance we will be able to attract and hire qualified individuals to fill these roles or to fill them within an appropriate time frame, or that we will be able to retain those individuals key to operating our business.

Our limited staff and the short tenure of our management team indicates there is uncertainty regarding our ability to, among other things:

●	implement our business and operational strategy;

●	identify, hire, and retain the needed personnel to implement our business plan;

●	manage growth;

●	maintain the accounting and finance functions necessary for a publicly-traded company; and/or

●	respond to evolving market and operating conditions.

If our management and employees are unable to effectively achieve or respond to any of the above-mentioned key areas, it could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Risks Related to Our Operations

Risks Related to Our Digital Infrastructure Solutions Business

Our digital infrastructure business has and is expected to continue to have significant customer concentration.

We currently have only one customer in our digital infrastructure business, and we expect to generate a large portion of our digital infrastructure solutions from a small number of customers for the foreseeable future. If we were to lose one or more of our large customers, our operating results could suffer dramatically.

In October 2025, we entered into an agreement with Nscale for a 126-month “triple-net” lease of our Ward County property. Rental payments under the Nscale Agreement are scheduled to commence on August 1, 2026. After an initial 18-month ramp up period, annual fixed rent payable under the lease at 234 MW capacity is $182.5 million (or $250.5 million with the additional 89 MW of capacity secured), with 3% annual increases scheduled to occur after the fifth year of the lease term.

As of the date of this prospectus, this is our only material facility lease. As a result of the risks our customer faces, it is not possible for us to predict the future level of demand for our services that will be generated by this customer or the future demand for the products and services of this customer. Should this customer suffer from harm or loss, its business could be negatively impacted. If our customer failed to perform under the lease for any reason, and we are not able to timely replace this customer with one or more comparable revenue-generating customers or to collect on guarantees from the customers’ partners, our ability to generate any revenue from our Ward County property could be materially adversely affected, which in turn would have a material adverse effect on our financial condition, results of operations and cash flows.

Furthermore, we expect that the limited number of customers will continue to account for a high percentage of our digital infrastructure solutions for the foreseeable future. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow.

As we further pursue a strategy of monetizing our digital infrastructure assets, failure to attract, grow and retain a diverse and balanced customer base, including key anchor customers, could harm our business and operating results.

Our ability to attract, grow and retain a diverse and balanced customer base, some of which we hope to be anchor customers that attract other customers, may affect our ability to maximize our revenues. Our ability to attract customers to our data centers will depend on a variety of factors, including our ability to secure power, the presence of carriers, the data center’s operating reliability and security and our ability to effectively market our product offerings. Our inability to develop, provide, or effectively execute any of these factors may hinder the development, growth, and retention of a diverse and balanced customer base and adversely affect our business, financial condition, and results of operations.

It may take significant time and expenditure to develop our digital infrastructure solutions through continued development at our existing and planned sites, and our efforts may not be successful.

The continued development of our existing and any future facilities is subject to various factors beyond our control. There may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design, construction or installed equipment, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget.

We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price or our timing requirements. Furthermore, there may be significant competition for suitable data center sites, and government regulators, including local permitting officials, which may restrict our ability to set up data center operations in certain locations.

Leveraging sites that we have contractually secured may ultimately fail to complete due to factors beyond our control. In addition, the ability to secure connection agreements to access power sources and permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes, may not be successful or may be cost prohibitive. Actions by government regulators, or the issuance of any new regulations, that restrict our ability to operate HPC/AI data centers or bitcoin mining data centers may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business.

Development and construction delays, cost overruns, changes in market circumstances, environmental or community constraints, an inability to continue to find suitable data center locations as part of our expansion and other factors may adversely affect our business, prospects, results of operations and financial condition. We will continue to review our expansion plans in light of evolving market conditions. Any such delays, and any failure to increase our energy or hashrate capacity in the future, could adversely impact our business, prospects, results of operations and financial condition.

Our digital infrastructure development business depends upon the demand for data centers.

We are pursuing a strategy of owning, developing and operating data centers. A reduction in the demand for data center space, power or connectivity would have a greater adverse effect on our leasing or business and financial condition than if we owned a portfolio with a less specialized use. These development activities make us particularly susceptible to general economic slowdowns as well as adverse developments in the data center, internet and data communications and broader technology industries, including to any decline in investment in AI. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Reduced demand could also result from business relocations, including to areas that we do not currently serve. Changes in industry practice or in technology could also reduce demand for the physical data center space we provide. Our financial condition, results of operations, cash flow, cash available for distribution, and ability to satisfy any future debt service obligations could be materially adversely affected as a result of any or all of these factors.

Any delays or unexpected costs developing our existing space, developable land or newly acquired properties may delay and harm our growth prospects, future operating results and financial condition.

We are currently in the process of repurposing our Ward County property and we may in the future continue to build out additional HPC/AI, enterprise, or other data center facilities on a speculative basis at significant cost. Our successful development of this and future projects is subject to many risks, including those associated with:

●	delays in construction or changes to the development plans or specifications;

●	financing availability, including our ability to obtain construction financing or permanent financing, or increases in interest rates or credit spreads;

●	delays or denials of entitlements or permits, including zoning, siting, utility and other permits, or other delays resulting from requirements of public agencies and utility companies;

●	budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as transformers or generators;

●	construction site accidents and other casualties;

●	labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;

●	failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors;

●	access to sufficient power and related costs of providing such power to our customers;

●	environmental issues;

●	supply chain constraints;

●	fire, flooding, earthquakes and other natural disasters;

●	pandemics; and

●	geological, construction, excavation and equipment problems.

Development activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management’s time and attention. This may distract our management from focusing on other operational activities of our business. If we are unable to complete development projects successfully, our business may be adversely affected.

We may be unable to purchase or lease vacant or development space, renew leases, or re-lease space as leases expire.

We may continue to add new space to our development inventory and to continue to develop additional space from this inventory. A portion of the space that we develop may be developed on a speculative basis, meaning that we do not have a signed customer agreement for the space when we begin the development process. We cannot assure you that once we have developed space or land we will be able to successfully lease it at all, or at rates we consider favorable or expected at the time we commenced development. Further, once development of a data center facility is complete, we incur certain operating expenses even if there are no customers occupying any space. If we are not able to complete development in a timely manner or successfully lease the space that we develop, if development costs are higher than we currently estimate, or if rental rates are lower than expected when we began the project or are otherwise undesirable, our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected.

We may also develop space specifically for customers pursuant to agreements signed prior to beginning of the development process. In those cases, if we fail to meet our development obligations under those agreements, these customers may be able to terminate the agreements and we would be required to find a new customer for this space. In addition, in certain circumstances we may lease data center facilities prior to their completion. If we fail to complete the facilities in a timely manner, the customer may be entitled to terminate its agreement, seek damages or penalties against us or pursue other remedies and we may be required to find a new customer for the space.

As we continue to pursue expansion efforts and invest in our digital infrastructure assets, there may not be sufficient customer demand in the future to realize expected returns on these investments.

We expect to seek to expand our digital infrastructure footprint. In connection with our expansion plans, we may be required to commit significant operational and financial resources, but there can be no guarantee we will have sufficient customer demand in those markets to support these assets once they are built. This risk may be greater in a market where we have not operated previously. Consequently, if any of our properties have significant vacancies for an extended period of time, our results of operations and business and financial condition will be adversely affected, the impact of which could be material. In addition, unanticipated technological changes could affect customer requirements for data centers, and we may not have built such requirements into our new facilities. If any of these developments or contingencies were to occur, it could make it difficult for us to realize expected or acceptable returns on our investments.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

If we incorrectly estimate our capacity requirements and related capital expenditures, our results of operations could be adversely affected.

We are continuously evaluating our capacity requirements in order to effectively manage our capital expenditures and operating results. However, we may be unable to accurately project our future capacity needs or sufficiently allocate resources to address such needs. If we underestimate these requirements, we may not be able to provide sufficient service to existing customers or may be required to limit new customer acquisition, both of which may materially and adversely impair our results of operations.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

As current and future customers increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing data centers. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our customer agreements. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Risks Related to Our Cryptocurrency Mining Business

We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.

In some historical periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We also face competition in acquiring miners from major manufacturers, and at any given time, miners may only be available for pre-order months in advance. There may be periods of shortage in new miners available for purchase or delays in delivery schedules for new miner purchases. There is no assurance that manufacturers of miners or other equipment necessary for our business or our growth will be able to keep pace with demand, or potential surges in demand, for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they will be able to fulfill purchase orders fully and in a timely manner. In the event that manufacturers of miners or other suppliers are not able to keep pace with, or fail to satisfy, demand, we may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet our business needs. Similarly, ongoing challenges to the global supply chain, coupled with increased demand for computer chips and semiconductors and resulting shortages, have resulted in production cost increases affecting the miners we employ in our bitcoin mining operations and other digital infrastructure equipment for our data centers, and their manufacturers have passed on increased production costs to purchasers like us. Additionally, should any suppliers default on purchase agreements with us, we may need to pursue recourse under international jurisdictions, which could be costly and time-consuming, with outcomes that are uncertain. Furthermore, there is no guarantee that we would succeed in recovering any deposits paid for such purchases (including advance deposits that may be required), which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We depend on third party manufacturers of miners, who in turn rely on components and raw materials that may be subject to price fluctuations or shortages, including application-specific integrated circuits (“ASICs”) that have been subject to periods of significant shortage and where innovation has made certain models outdated or obsolete.

We depend on third parties for equipment necessary to the operation of our business, including for new miners. There continue to be rapid advances (and announcements of coming future advances) in the power, speed, reliability and/or energy efficiency of miners, with the same or lower operating costs than older model miners, from various manufacturers. Some of these advances are in turn being driven by major advances in ASICs which are manufactured by a small number of global companies.

The volatility of ASIC prices has increased in recent years because of the global chip shortage, which began in 2020 and was exacerbated by the COVID-19 pandemic and subsequent supply chain issues, causing ASICs to be in short supply during this same period, according to various press reports. The ASIC is the key component of a mining machine as it determines the efficiency of the device. The production of ASICs typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities in the world are capable of producing. Since we have limited operating history, we may not be able to order ASICs or other equipment or services without advance payments because ASIC manufacturers and suppliers typically do not guarantee reserve capacity or supplies without substantial order deposits. Ongoing or future chip shortages could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our ability to source new miners, ASICs, or other critical components for our facilities in a timely manner and at acceptable prices and quality levels is critical to our potential expansion. We are exposed to the risk of disruptions or other failures in the overall global supply chain for bitcoin mining and related data center hardware. This is particularly relevant to the ASIC production since there is only a small number of fabrication facilities capable of such production, which increases our risk exposure to manufacturing disruptions or other supply chain failures, but it also applies to other infrastructure hardware necessary for operating our facilities, such as transformers, cables, and switch gear.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations. For example, should the mining pool operator be subject to cyber-attacks, we may have limited recourse against the mining pool operator with respect to rewards to be paid to us.

We receive bitcoin mining rewards by contributing our computing power to a third-party mining pool operator, which uses this computing power to operate nodes and validate blocks on the blockchain. Mining pools allow miners to combine processing power, increasing their chances of solving a block and getting paid by the network. We currently utilize a mining pool that pays us bitcoin rewards based on a contractual “Full-Pay-Per-Share” (“FPPS”) formula, which calculates payouts primarily based on the hashrate (i.e., the computing power) we contribute to the mining pool as a percentage of total network hashrate, along with other inputs. Under the FPPS formula, we are entitled to compensation with respect to each block that is mined on the Bitcoin network, even if that block is not successfully validated by the mining pool in which we participate. This payout formula is designed to provide a more predictable stream of income as opposed to a payout formula based only on blocks mined by the pool.

Should a mining pool operator’s systems suffer downtime due to a cyber-attack, software malfunction, or other similar issues, these events will negatively impact our ability to mine and receive mining rewards.

Furthermore, we are dependent on the accuracy of the mining pool operator’s record-keeping to accurately record the total processing power provided by us and other mining pool participants in order to assess the proportion of that total processing power we provide. While we have internal methods of tracking our contributed processing power, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from mining pool operators, we may experience reduced reward for our efforts, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Because our miners are designed specifically to mine bitcoin and may not be readily adaptable to other uses, a sustained decline in bitcoin’s value could adversely affect our business and results of operations.

We have invested substantial capital in acquiring miners using ASIC chips designed specifically to mine bitcoin using the 256-bit secure hashing algorithm (“SHA-256”) as efficiently and as rapidly as possible on our assumption that we will be able to use them to mine bitcoin and generate revenue from our operations. Therefore, our mining operations focus exclusively on mining bitcoin, and our mining revenue is based on the value of the bitcoin we mine. The value of bitcoin could potentially decline due to the development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine. Accordingly, if the value of bitcoin declines and fails to recover, the revenue we generate from our bitcoin mining operations will likewise decline. Moreover, because our miners use these highly specialized ASIC chips, we may not be able to successfully repurpose them in a timely manner, if at all, to other uses following a sustained decline in bitcoin’s value or if the bitcoin blockchain stops using SHA-256 for solving blocks. This would result in a material adverse effect on our business.

Bitcoin mining algorithms may transition to proof of stake validation or other alternative validation methods over proof of work, which could make us less competitive and ultimately adversely affect our business.

Proof of stake is a possible alternative method for validating blockchain transactions. Should bitcoin’s algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, resulting from lower priced electricity, better mining equipment, or location of facilities) less competitive. Like proof of stake, other alternative consensus algorithms such as delegated proof of stake, proof of space time and proof of capacity are validation methods that require less energy consumption than proof of work. Furthermore, blockchain technologies are rapidly developing resulting in the possibility of innovation and the development of new validation methods. If the method by which bitcoin transactions are validated changes in a way that results in our losing our competitive advantage, we would lose the benefit of our capital investments. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin mining industry require that we use sophisticated technology in the operation of our business. Blockchain technology generally, and bitcoin mining specifically, is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. New technologies, techniques, or products could emerge that might offer better performance than the software and other technologies that we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin mining industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of implementing new technology into our operations. Failure to respond to any such rapidly changing technology could have a material adverse effect on our business, prospects, results of operations or financial condition.

Bitcoin mining equipment is subject to malfunction, technological obsolescence, and physical degradation.

Our miners are subject to malfunctions and normal wear and tear. At any point in time, a certain number of our miners are typically off-line for maintenance or repair. The physical degradation of our miners will require us to replace miners that are no longer functional. Because we utilize many units of the same miner models, if there is a model-wide component malfunction, whether in the hardware or the software that operates these miners, the percentage of offline miners could increase substantially, thereby disrupting our operations. Any major bitcoin miner malfunction out of the typical range of downtime for normal maintenance and repair could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our reputation and business.

A hardware replacement or upgrading process may require substantial capital investment and we may face challenges in doing so on a timely and cost-effective basis, which could put us at a competitive disadvantage. We may also be impacted by disruptions in the supply chain for cryptocurrency hardware. See “—We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.” Any of the risks above could have a material adverse effect on our business, prospects, financial condition, and operating results.

Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.

Our ability to validate and verify bitcoin transactions, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Any extended downtime, limitations in bandwidth, or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We have backup internet connections at our operations, but any backup internet connections may not be sufficient to support all of our mining equipment in an affected location for the duration of the outage under certain network configurations. The effects of any such events could have a material adverse effect on our operating results and financial condition.

The bitcoin reward for successfully solving a block is expected to halve several times in the future and bitcoin market value may not adjust to compensate us for the reduction in the reward we receive from our mining effort.

Halving is a process incorporated into many proof of work consensus algorithms that reduces the reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of bitcoin over a long period of time resulting in an even smaller number of bitcoin being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin per block. This was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000, and again to 6.25 on May 11, 2020 at block 630,000, and most recently to 3.125 on April 19, 2024 at block 840,000. This process will recur until the total amount of bitcoin in existence reaches 21 million, which is presently expected to occur around 2140, but could happen before that date. While the price of bitcoin has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or proportionate technological advances making bitcoin mining more efficient does not follow these anticipated halving events, the revenue that we would earn from our bitcoin mining operations would see a corresponding decrease, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

If the bitcoin reward for solving blocks and the related transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability.

As the number of bitcoin awarded for solving a block in a blockchain decreases and/or if transaction fees for bitcoin mining are not sufficiently high, the ability of miners like us to achieve profitability would be adversely affected. Decreased bitcoin rewards for solving blocks may adversely affect our and other miners’ incentive to expend processing power to solve blocks, and ultimately may cause us and other miners to cease mining operations. Mining operators ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities or the market value of bitcoin. A reduction in confidence in the confirmation process or processing power of the network could result and might be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy at all, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into capital raising transactions, including capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Our cryptocurrency assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent cryptocurrency asset transactions may be irreversible.

We currently hold custody of our bitcoin with regulated financial institutions that act as qualified custodians under U.S. federal banking oversight. These custodians employ custody frameworks that differ from traditional “cold wallet” storage models by utilizing a combination of biometric authentication, hardware security modules, and multi-party approval processes. In the case of Anchorage Digital Bank, digital assets are held within a federally chartered trust bank structure employing hardware-isolated private key management and multi-party computation approval workflows, while Fidelity Digital Assets holds bitcoin within omnibus wallets under its New York trust company charter, using hardware security modules, multi-person authorization for transactions, and partial offline storage for long-term safekeeping. These architectures are designed to eliminate single points of failure and provide both strong protection and secure access to assets on demand. While these systems enhance operational efficiency and aim to mitigate many of the risks associated with traditional cold wallet storage and single-operator key control, they do not eliminate all risks.

Our cryptocurrency assets may be an appealing target to hackers or malware distributors seeking to destroy, damage, or steal such cryptocurrency assets. Hackers or malicious actors may attempt to steal bitcoin, such as by attacking the Bitcoin network’s source code, exchange miners, nodes, third-party platforms, storage locations or software, our general computer systems or networks, by means of phishing or other human-based attacks, or by other means. We may be unable to prevent loss, damage, or theft, whether caused intentionally, accidentally, or by act of God. Access to our cryptocurrency assets could also be restricted by natural events (such as an earthquake or flood causing an outage in connectivity) or human actions (such as a terrorist attack). Any of these events could have a material adverse effect on our business, prospects, results of operations or financial condition. Further, it is possible that, through computer or human error, theft, or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, bitcoin transactions are irrevocable; stolen or incorrectly transferred cryptocurrency assets may be irretrievable, and we may have extremely limited or no effective means of recovering such bitcoin. As a result, any incorrectly executed or fraudulent bitcoin transactions could have a material adverse effect on our business, prospects, results of operations or financial condition.

The loss or destruction of private keys required to access any bitcoin held in custody for our own account may be irreversible. If our custodians are unable to access the private keys associated with our bitcoin or if they experience a hack or other data loss relating to their ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

Bitcoin is generally controllable only by the possessor of the unique private key relating to the digital wallet in which the bitcoin is held. While blockchain protocols make public key addresses publicly available, private keys must be safeguarded and kept private to prevent a third party from accessing the associated bitcoin. To the extent that any of the private keys relating to any of the wallets containing our bitcoin is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, our custodians will be unable to access the bitcoin held in the related wallet. Further, we cannot provide assurance that wallets containing our bitcoin will not be hacked or compromised. Cryptocurrency assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys, hack or other compromise of digital wallets used to store our bitcoin could adversely affect our ability to access or sell our bitcoin and subject us to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses and could have a material adverse effect on our business, prospects, results of operations or financial condition. The insurance or indemnity provisions of our custody agreements, or other agreements, with a custodian who holds our bitcoin may not cover any such losses.

We may be subject to various additional risks associated with our bitcoin held by third-party custodians.

We have implemented various measures that are designed to secure the bitcoin we hold, including storing substantially all of the bitcoin we own in custody accounts at Anchorage Digital Bank and Fidelity Digital Assets, and negotiating contractual arrangements intended to safeguard our bitcoin and establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors.

However, it is possible that bitcoin stored with even the most qualified custodians and exchanges may be subject to hacking and thefts. See “—Our cryptocurrency assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent cryptocurrency asset transactions may be irreversible.” For example, in March 2025 the cryptocurrency asset exchange ByBit was the subject of a hack in which over $1.5 billion of customer cryptocurrency assets were lost. While we do not use ByBit as a custodian or hold our bitcoin on an exchange, and ByBit was ultimately able to make its customers whole through use of reserves and insurance policies, there is no contractual guarantee that our custodians will do the same. The insurance policies of our third-party custodians, which cover losses of bitcoin up to an aggregate amount of $200 million across all of its custodial arrangements may cover only a fraction of the value of the entirety of our cryptocurrency holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin.

In addition, we believe that existing law and the terms and conditions of our contractual arrangements with our custodians would not result in the bitcoin held by our custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. Applicable insolvency law is not fully developed with respect to the holding of cryptocurrencies in custodial accounts, but it is possible that a bankruptcy court or trustee could take the view that we are a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such cryptocurrency assets. For example, a bankruptcy court in Delaware ruled on July 18, 2025 that the cryptocurrencies held by Prime Trust LLC, a Nevada trust company and a subsidiary of Prime Core Technologies Inc., on behalf of users would be distributed proportionately to all unsecured creditors as such assets were part of the debtors’ bankruptcy estate because of commingling between customer accounts and those of debtors. Any such outcome could have a material adverse effect on our business, prospects, results of operations or financial condition.

Cryptocurrency assets held by us are not subject to FDIC or SIPC protections.

Bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Thus, in the event of an insolvency of one of our custodians, we will not be protected by these schemes.

Our bitcoin strategy may subject us to regulatory and other risks.

Although our bitcoin holdings do not serve as collateral for any indebtedness as of the date of this prospectus, we may incur indebtedness or enter into other financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply mining, acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

On March 17, 2026, the SEC and Commodities Futures Trading Commission (“CFTC”) issued a new interpretive release (SEC Interpretive Rel. 33-11412) entitled Application of the Federal Securities Laws to Certain Types of Crypto Assets and Certain Transactions Involving Crypto Assets (the “Interpretive Release”). In the Interpretive Release, the SEC significantly clarified its views on the application of the federal securities laws to certain types of crypto assets and transactions involving crypto assets. The Interpretive Release classifies crypto assets into five categories: digital commodities, digital collectibles, digital tools, stablecoins and digital securities. Applying the traditional Howey test, the Interpretive Release explains that, in the SEC’s interpretation, digital commodities, digital collectibles, digital tools, and stablecoins will generally not be considered securities so long as they are not the subject of an “investment contract,” which is defined as any contract, transaction, or scheme whereby a person invests money in a common enterprise and reasonably expects profits to be derived from the efforts of others.

Under the Interpretive Release, a digital commodity is a crypto asset that is intrinsically linked to and derives its value from the programmatic operation of a crypto system that is functional, as well as supply and demand dynamics, rather than from the expectation of profits from the essential managerial efforts of others. Specific examples of digital commodities named by the SEC in the Interpretive Release include Bitcoin, Litecoin, and Dogecoin, among several others. The Interpretive Release also addresses several types of digital asset activities, including protocol mining and staking. Protocol mining on a proof-of-work network, either individually or as part of a pool, will generally not require the registration of transactions under the Securities Act, as the miners contribute their own computational resources in exchange for crypto asset rewards.

While the Interpretive Release provides comfort that the SEC does not view Bitcoin and certain other digital assets we hold or plan to hold as securities in and of themselves, certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws. The Interpretive Release provides further comfort that specific transactions in non-securities digital assets, such as certain staking and mining services, would not be considered investment contracts. However, the Interpretive Release does not discuss all digital asset-related activities and transactions that we may undertake, and it is possible that certain of those activities or transactions could be determined to involve an investment contract, and thus, the holding, offer or sale of a security by us for purposes of federal securities laws. Moreover, the Interpretive Release represents the interpretation of the SEC only, and thus is not binding on any other person (including private litigants) nor dispositive of how a court applying the U.S. federal securities may evaluate the regulatory characterization of any particular digital asset. Accordingly, although it provides improved comfort and clarity, the Interpretive Release is not dispositive and there remains regulatory risk and uncertainty regarding the U.S. regulatory treatment of digital assets, including Bitcoin.

Risks Related to All of Our Operations

We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power (including as a result of failure to obtain necessary approvals).

Any power outages, shortages, capacity constraints or significant increases in the cost of power may have an adverse effect on our business, prospectus, results of operations and financial condition.

We rely on third parties, third party infrastructure, governments, and global supplies to provide a sufficient amount of power to maintain our digital infrastructure solutions and bitcoin mining operations to meet the needs of our current and future digital infrastructure solutions customers. Any limitation on the delivered energy supply could limit our ability to operate our bitcoin mining and HPC/AI data centers. These limitations could have a negative impact or limit our ability to grow our business, which could negatively affect our financial performance and results of operations. HPC/AI data centers require access to significant quantities of electricity. Limitations on generation, transmission and distribution may limit our ability to obtain sufficient power capacity for potential expansion sites or existing markets. Utility companies may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data center designs.

Failure of critical systems at the facilities operated by us or third parties could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The critical systems at the facilities where our miners are located, whether operated by us or third parties, are subject to failure. Any such failure, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, power loss, equipment failure, human error and accidents, network connectivity downtime and fiber cuts, security breaches, animal incursions, water damage, extreme temperatures, public health emergencies, terrorism, fire, earthquake, hurricane, tornado, flood and other natural disasters, whether or not within our control, could result in damaged equipment, significant business disruption, and reduced revenue. Frequent or persistent interruptions in our facilities could cause current or potential partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our services, and could permanently harm our reputation and brand. Moreover, to the extent that any system failure or similar event results in damage to our business partners, these partners could seek significant compensation or contractual penalties from us for their losses. Those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, prospects, results of operations or financial condition. The destruction or severe impairment of any of the facilities operated by us or third parties could have a material adverse effect on our business, prospects, results of operations or financial condition.

We depend on third parties, including electric grid operators, and electric utility providers and may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

Any power outages, shortages, capacity constraints or significant increases in the cost of power may have an adverse effect on our business and our results of operations. We may be harmed by increased costs to procure power, prolonged power outages shortages or capacity constraints as well as insufficient access to power. Any power outages, shortages, capacity constraints or significant increases in the cost of power may have a material adverse effect on our business, prospects, our results of operations or financial condition.

We depend on third parties, including electric grid operators and electric utility providers, third party infrastructure, governments and global supplies to provide a sufficient amount of power to maintain our HPC data center and bitcoin mining operations to meet the needs of our current and future HPC data center customers. Any limitation on the delivered energy supply could limit our ability to operate our bitcoin mining and HPC data centers. HPC data centers require access to significant quantities of electricity. Limitations on generation, transmission and distribution may limit our ability to obtain sufficient power capacity for potential expansion sites or existing markets. Utility companies may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data center designs. A significant concentration of our current operations are in Texas where ERCOT, a non-profit corporation subject to oversight by the Public Utility Commission of Texas and the Texas Legislature, manages the electric utility grid and therefore, determines the prices of electricity in Texas. Oncor Electric Delivery Company LLC (“Oncor”), and TNMP, for-profit electricity transmission and distribution businesses regulated by the Public Utility Commission of Texas, physically deliver electricity to our sites in Texas. We require approvals from ERCOT, Oncor, and/or TMNP to expand our operations in Texas, which can be onerous to obtain. If either of them were to delay or deny required approvals, our business plans could be disrupted (including to increase the capacity of our Ward County property). We also require approvals from both ERCOT and Oncor to continue to operate our current bitcoin mining operations. If either of them were to change their policies or contracts required to operate bitcoin mining facilities, our operations could be disrupted. Any of these risks could have a material adverse effect on our business, prospects, results of operations or financial condition.

We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.

We currently operate all of our digital infrastructure site and self-mining facilities in Texas, which represents a significant concentration of our operations. Consequently, we are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions, and natural disasters in that state. Texas, through its regulatory and economic incentives, has encouraged Bitcoin mining companies to locate their operations in the state. As such, we may face increased competition in Texas for suitable Bitcoin mining data center sites and skilled workers. Additionally, if the regulatory and economic environment in Texas were to become less favorable to bitcoin mining companies, including by way of increased taxes, our heavy concentration of sites in Texas means our business, prospects, financial condition, or operating results could be materially adversely affected. Finally, Texas is not connected to a power grid outside of the state. If Texas faces other unforeseen events, such as severe weather, natural disasters, or environmental-related issues, that cause extended periods of disrupted power (as happened during an ice storm in February 2021), our operations may be significantly disrupted. These natural disasters and weather-related disturbances could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our property insurance may cover all or a portion of the replacement cost of any loss or damage to our facilities, including miners, up to a $50 million policy limit but does not cover any business interruption of our activities. Our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss or a loss in excess of insured limits at any of our facilities, such facilities may not be adequately repaired in a timely manner, or at all, and we may lose some or all of the future revenues anticipated to be derived from such facilities.

We participate in energy demand response programs in Texas and may be required to temporarily suspend mining operations prior to or during periods of high energy grid strain, which could materially harm our business.

In our bitcoin mining operations, we are a non-mission critical operation under the current rules and policies of ERCOT, TNMP and Oncor and we therefore are eligible to, and do, participate in demand response programs. As a result, we may be required to temporarily shut off operations to reduce demand and stabilize the electrical grid for mission critical operations, when necessary, such as in extreme weather events. The State of Texas currently distributes funds to offset foregone operational revenue to bitcoin miners required to shut off operations as part of demand response programs. Payments or credits from demand response programs are included as a reduction to our cost of revenues in our income statement. If the State of Texas were to restrict benefits to bitcoin miners required to temporarily suspend operations, the resulting periods of lost revenue could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may not be able to compete with other companies, many of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors as our resources may be limited in comparison with larger providers of similar services. The digital infrastructure and cryptocurrency mining industries have attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we may have.

Additionally, the number of digital infrastructure and bitcoin and other cryptocurrency mining companies has increased in recent years. With the limited resources that we have available, we may experience difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. For example, competitors could offshore their business to, or commence operations in, countries where energy may be significantly less expensive, such as in the Middle East. This competition from other entities with greater resources, experience, and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to acquire new miners, or if our cost for new miners is excessively high, we may not be able to keep up with our competitors. If we are unable to expand and remain competitive, our business could be negatively affected, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our operations and strategic goals are capital-intensive. We may be unable to access sufficient additional capital for future strategic growth initiatives.

Investments in digital infrastructure development and leasing and the expansion of our miner fleet and our existing facilities are capital-intensive projects, and we anticipate that future strategic growth initiatives will likewise continue to be capital-intensive. We expect to be able to raise additional capital to fund these and other future strategic growth initiatives; however, we may be unable to do so in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of our operations and financial condition may suffer, which may, in turn, materially and adversely affect the market price for our securities.

Our operations may be adversely affected by energy shortages and rising energy prices.

Our mining operations require significant amounts of energy. Increasing regional, national and global demand for energy and the limited growth of new energy sources are affecting the available supply of energy. A variety of factors, including the proliferation of hyperscale facilities and data centers and the widespread adoption of energy intensive technologies like AI, electric vehicles and industrial or manufacturing operations, could result in a limited supply of energy, intensive competition for scarce resources (including renewable sources) of energy and/or sharply escalating energy prices. Additionally, changes in energy laws and regulations in various jurisdictions may impact energy allocation rules and the ability to access energy. These limitations on energy supply and increased energy prices may increase our cost to earn bitcoin to a point that our revenues, cost of doing business, results of operations, and operating cash flows are negatively impacted.

Our financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond our control.

Our revenues, cost of doing business, results of operations, and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond our control. Market prices for power, capacity, and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and for a very limited time, and generally must be produced concurrently with its consumption. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets.

Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

●	environmental regulations and legislation;

●	obtaining required regulatory approvals to increase energy capacity;

●	electric supply disruptions, such as plant outages and transmission disruptions;

●	changes in power transmission infrastructure;

●	fuel transportation capacity constraints or inefficiencies;

●	changes in law, including judicial decisions;

●	weather conditions, such as extreme weather conditions and seasonal fluctuations, including the effects of climate change;

●	changes and volatility in commodity prices and the supply of commodities, including but not limited to natural gas, fuel, coal and oil;

●	changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

●	development of new fuels, new technologies and new methods for producing power;

●	economic and political conditions;

●	supply and demand for energy commodities;

●	supply chain disruption of fuel or of electrical components needed to transmit energy;

●	availability of competitively priced alternative energy sources; and

●	changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and the cost of power for our bitcoin mining.

Cyber-attacks, data breaches or malware may disrupt our operations and trigger significant liability for us, which could harm our operating results and financial condition, damage our reputation, or otherwise materially harm our business.

We rely on our own and third party computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We experience cyber-attacks, such as phishing, and other attempts to gain unauthorized access to our systems on a regular basis, and we anticipate continuing to be subject to such attempts. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and confidential information. The volume and sophistication of cyber-attacks may increase, including if AI capabilities are implemented by malicious actors that can circumvent security controls, evade detection and remove forensic evidence, and there is an ongoing risk that some or all of our bitcoin could be lost or stolen as a result of one or more of these incursions.

Any integration of AI in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks, or other security threats, and, despite our implementation of strict security measures and frequent security audits, it is impossible to eliminate all vulnerabilities. For instance, we may not be able to ensure the adequacy of the security measures employed by third parties, such as our service providers. Likewise, our IT Systems and confidential information are vulnerable to a range of cybersecurity risks and threats, including malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our service providers’) IT systems, products or services. Additionally, though we provide cybersecurity training for employees, we cannot guarantee that we will not be affected by further phishing attempts. Efforts to limit the ability of malicious actors to disrupt the operations of the internet or undermine our own security efforts may be costly to implement and may not be successful. Such breaches, whether attributable to a vulnerability in our systems or otherwise, could result in claims of liability against us, damage our reputation, and materially harm our business.

As with any computer code generally, flaws in digital asset cryptographic primitives such as hash functions, Merkle trees, and digital signatures or similar cryptographic methods, and the implementations of any digital asset protocol software, including those used by Bitcoin, have been and may be vulnerable to exploitation by malicious actors. Several such errors and defects have been found in multiple cryptocurrency networks, including Bitcoin, previously, including those that would have allowed attackers to shut down a cryptocurrency network through denial of service, disable functionality for users and expose users’ information, or take or create cryptocurrency balances. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and confidential information. Our devices, as well as our miners, computer systems, and those of third parties that we use in our operations, may be vulnerable to cyber-security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. We could be hacked and certain of our assets, including bitcoin, could be stolen. Any adverse impact to the availability, integrity, or confidentiality of our IT Systems or confidential information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Such events could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin that we mine or otherwise acquire or hold.

We have in the past, and may in the future, engage in derivatives transactions, including for the purpose of hedging our exposure to bitcoin prices, and such transactions may expose us to material risks that could adversely impact our business, operating results, and financial condition.

Derivative transactions are financial contracts whose value depends on, or is derived from, the price or level of some other underlying product, asset, rate, or index, such as the value of a particular commodity. Derivatives transactions include, but are not limited to, swaps, options, and futures. Derivatives may be employed both for the purpose of obtaining investment exposure and for the purpose of hedging or mitigating exposure to a particular asset or risk. Derivative transactions are complex, carry their own special risks, and may expose us to significant risk of loss.

We have in the past, and may in the future, engage in derivative transactions. For example, we may, but are not obligated to, enter into derivative transactions to seek to protect against reductions in the market price of bitcoin. Where derivative transactions are entered into with the intention of reducing or mitigating our exposure to a particular asset or risk, there is no guarantee that such transactions will be effective to eliminate or reduce our exposure to the risks being hedged, including due to potential imperfect correlation between the derivative instrument and the relevant risk or underlying asset. Moreover, if we do engage in derivative transactions for hedging purposes, such transactions may also limit the opportunity for gain if the risk being hedged does not materialize. Our success in utilizing derivative transactions for hedging purposes will be subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any such transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not entered into such transactions.

In addition, derivatives may carry a high degree of embedded leverage and consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts, and other factors which generally have a much less direct impact on the price levels of the underlying instruments. The risks generally associated with derivatives include the risk that: (1) the value of the derivative will change in a detrimental manner; (2) before purchasing a derivative, we will not have the opportunity to observe its performance under all market conditions; (3) counterparty credit risk, in that another party to the derivative (especially where the derivative is entered into on a bilateral or over-the-counter basis) may fail to comply with the terms of the derivative contract; (4) liquidity risk, in that the derivative may be difficult to purchase or sell or we may otherwise encounter difficulties exiting or closing a position; and (5) the derivative may involve leverage, such that adverse changes in the value of the underlying asset could result in a loss substantially greater than the amount invested in the derivative itself or in heightened price sensitivity to market fluctuations. Moreover, derivatives transactions are subject to a range of regulatory requirements which may, in certain circumstances, require the Company to comply with mandatory central clearing and/or margin obligations. Such regulatory requirements may result in additional costs or otherwise affect the viability of Company’s use of derivatives, whether for purposes of hedging or monetization strategies, and there can be no assurance that such derivatives activities will not be subject to additional or more stringent regulations in the future.

Risks Related to the Bitcoin Industry

Our success depends on external factors affecting the Bitcoin industry.

The Bitcoin industry has historically been subject to various risks relating to bitcoin, as an asset, which have adversely affected the market price of bitcoin. Ownership of bitcoin has, historically, been concentrated in a relatively small number of persons or entities that, collectively, hold a significant number of bitcoin (referred to as “whales” in the Bitcoin industry). While ownership of bitcoin has diversified significantly in recent years, whales continue to exist whose market activity (for example, sales of large numbers of bitcoin) could have an adverse effect on the demand for, and market price of, bitcoin, which could have an adverse effect on our business and results of operation. In addition, there has been an increase in the number of bitcoin treasury initiatives, where companies hold bitcoin on their balance sheet on a long-term basis in anticipation of price increases and as a reserve asset, and of bitcoin exchange-traded products which hold bitcoin and provide investors with exposure to it without requiring them to hold the bitcoin themselves. The rise of these vehicles, which hold bitcoin on a long-term basis, has reduced the supply of liquid bitcoin in the markets. Further, while larger, increasingly regulated exchanges with greater transparency and oversight have begun to proliferate, the bitcoin economy remains nascent and largely opaque. The venues for bitcoin transactions may experience greater operational problems and be exposed to a greater risk of facilitating unethical, fraudulent or illicit transactions (such as “wash trading”), than traditional financial markets and securities exchanges. Cryptocurrency trading platforms may also be susceptible to “front-running” activity, which is the process by which someone uses technology or market advantage to obtain prior knowledge of upcoming transactions allowing bad actors to take advantage of forthcoming price movement and make economic gains at the cost of those who introduced the transactions. Front-running is a frequent activity on centralized and decentralized cryptocurrency trading platforms. Further, venues for bitcoin transactions do not typically make complete information regarding their ownership structure, management teams, corporate practices, and regulatory compliance available to the public, who are, therefore, unable to verify the impartiality of such venues in respect of the bitcoin transactions they facilitate. As a result of such lack of regulation and transparency, as well as the risk posed by bitcoin whales, wash trading and front-running, the public may lose confidence in bitcoin transactions and the price integrity of the cryptocurrency, which could adversely affect the market price of bitcoin, perhaps materially, which would have an adverse impact on our business and results of operations.

Additional bitcoin mining capacity from competing bitcoin miners will trigger increases in mining difficulty, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline.

The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional network capacity from competing bitcoin miners. Generally, a bitcoin miner’s chance of solving a block on the bitcoin blockchain and earning a bitcoin reward is a function of the miner’s hashrate, relative to the global network hashrate. As greater adoption of bitcoin occurs, we expect that the demand for bitcoin will continue to increase, drawing more mining companies into the industry and thereby increasing the global network hashrate. The bitcoin protocol responds to increasing total hashrate by increasing the difficulty of bitcoin mining. If this difficulty increases at a significantly higher rate than we expect, we would need to increase our hashrate at the higher rate to maintain our market share and generate equivalent block rewards. Accordingly, to maintain our chances of earning new bitcoin rewards and remaining competitive in our industry, we must seek to continually add new miners to grow our hashrate at pace with the growth in the bitcoin global network hashrate. However, as demand has increased and scarcity in the supply of new miners has resulted, the price of new miners has increased sharply, and we expect this process to continue in the future as demand for bitcoin increases. Therefore, if the price of bitcoin is not sufficiently high to allow us to fund our hashrate growth through new miner acquisitions and if we are otherwise unable to access additional capital to acquire these miners, our hashrate may stagnate and we may fall behind our competitors. A decrease in our effective network hashrate market share would result in a reduction in our share of block rewards and transaction fees, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The impact of geopolitical and economic events, such as armed conflicts and changes in international trade policies, on macroeconomic conditions and our business, including the supply and demand for cryptocurrencies and volatility in energy prices, is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could increase the price of bitcoin and other cryptocurrencies rapidly. Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from geopolitical crises and economic downturns such as recessions, rising inflation, tariffs, social, political and economic risks, conflicts and acts of war, sanctions and other restrictive actions by the United States and/or other countries. Changes in legal, regulatory and trade policies and priorities from the U.S. government could increase market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

In addition, armed conflicts, wars, acts of terrorism, and other geopolitical instability may cause significant disruption to global energy markets, resulting in high volatility in fuel and other commodity prices, disruptions in energy supply chains, and constraints on the availability and delivery of fuels and other inputs necessary for electricity generation. The ongoing conflicts in Ukraine and the Middle East could adversely affect the price and availability of the fuels and other commodities we rely upon, as well as the infrastructure through which such fuels are delivered. Disruptions in energy supply or significant increases in energy costs resulting from such conflicts could increase our operating costs, reduce our margins, and impair our ability to deliver electricity to our customers on commercially acceptable terms. Instability and unrest arising from armed conflicts may also lead to economic sanctions, embargoes, and other restrictive measures that could further disrupt commodity markets and supply chains.

Global trade conditions and consumer trends that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impact on us and our industry. There are continued risks arising from new pandemics, epidemics or outbreaks of disease which may exacerbate port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of new miners, as well as critical materials needed for our expansion plans. Further, miner manufacturers have been impacted by the constrained supply of the semiconductors used in the production of the highly specialized ASIC chips miners we rely on, and by increased labor costs to manufacture new miners as workforces and global supply chains may further be impacted by global outbreaks of various epidemics or disease, ultimately leading to continually higher prices for new miners. The global supply chain may also be materially impacted by recent significant changes to international trade policies and tariffs affecting imports and exports. A significant majority of the ASIC chips, processors and other advanced computing hardware necessary for our industries and the industries of our business partners are primarily manufactured in Taiwan, South Korea, Japan, and other jurisdictions that are subject to evolving U.S. trade policy. Tariffs or other trade restrictions can be announced with little or no advance notice, making it difficult to anticipate or mitigate their effects. Furthermore, retaliatory measures imposed by other countries in response to U.S. trade actions could further disrupt global supply chains. Thus, until the global supply chain crisis is resolved, and these extraordinary pressures are alleviated, we expect to continue to incur higher than usual costs to obtain and deploy new miners, and we may face difficulties obtaining the new miners we need at prices or in quantities we find acceptable, if at all, and our business and results of operations may suffer as a result.

As an alternative to fiat currencies that are backed by central governments, bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical and macroeconomic events is largely uncertain but could be harmful to us and investors in our Class A common stock. Political or economic crises may motivate large-scale acquisitions or sales of bitcoin either globally or locally. Such events could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine or otherwise acquire or hold.

Enhanced tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions.

There have been, and continue to be, uncertainties with respect to the global economy and trade relations between the United States and other countries globally, including trade policies, treaties, tariffs, and customs duties and taxes. Implementation of more restrictive trade policies or the renegotiation of existing U.S. trade agreements or trade agreements of other countries where we procure supplies and materials for our digital infrastructure could negatively impact our business results of operations, cash flows, and financial condition. Tariffs, sanctions and other barriers to trade could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue and results of operations. If tariffs, trade restrictions or trade barriers are expanded or increased, then our exposure to future taxes and duties on imported products and components could be significant and could have a material effect on our financial results.

We cannot predict the extent to which the United States or other countries will impose new or additional quotas, duties, tariffs, taxes, or other similar restrictions upon the import of goods and services in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our HPC data centers, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.

Although a number of significant U.S. banks and financial institutions allow customers to carry and invest in bitcoin, the acceptance and use by banks and other institutions of cryptocurrencies, including bitcoin, varies. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the cryptocurrencies industry, as well as recent bank failures, which have disrupted investor confidence in cryptocurrencies and led to a rapid escalation of oversight of the cryptocurrency industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential cryptocurrency customers. These enhanced requirements may make it more difficult or impossible for cryptocurrency-related companies to find banking or financial services. If we are unable to engage in traditional banking and custody arrangements with banking institutions, it would experience increased operating costs which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Additionally, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban, which banned all cryptocurrency transactions. In January 2023, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency issued a joint statement on risks associated with cryptocurrency businesses, which, among other regulatory statements, led many U.S. banks to decline to provide banking services to cryptocurrency-related businesses. Although this and other limiting statements have been withdrawn in 2025, there is no guarantee that subsequent administrations could issue similar guidance, or that banks and other financial institutions could determine on their own that cryptocurrency-related businesses pose unsustainable risks.

The usefulness of bitcoin, the only cryptocurrency that we currently mine, as a payment system and the public perception of bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and The Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede our ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrencies, including bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin in particular, is subject to a high degree of uncertainty, and the acceptance of developing protocols may occur unpredictably and contribute to price volatility that could have a material adverse effect on our business, prospects, results of operations or financial condition.

Banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin miners, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin or other cryptocurrencies. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines the role of bitcoin as a medium of exchange, as retailers are much less likely to accept such a volatile asset as a form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always remain low. The relative lack of acceptance of bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to pursue our business plan, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that we hold bitcoin on our balance sheet, a reduction in the value of that bitcoin could have a material adverse effect on our business, prospects, results of operations or financial condition.

Furthermore, between 2022 and 2023, some of the well-known cryptocurrency market participants, including Celsius Network LLC, Voyager Digital Ltd., Three Arrows Capital, Genesis Global Holdco, LLC, FTX Trading Ltd. (“FTX”), BlockFi Inc., Prime Trust and certain of their affiliates declared bankruptcy, which may over time have a significant impact on further development and acceptance of bitcoin and other cryptocurrencies as those bankruptcies exposed how unpredictable and turbulent the cryptocurrencies industry can be. These failures of important institutions in the cryptocurrency and bitcoin asset industry highlight the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.

The closure or temporary shutdown of major cryptocurrency exchanges and trading platforms due to fraud or business failure, could disrupt investor confidence in bitcoin and other cryptocurrencies and lead to further regulation of bitcoin and/or bitcoin mining. All this in turn could have a negative impact on further development and acceptance of cryptocurrencies and cryptocurrencies, including bitcoin. Other factors that could affect further development and acceptance of cryptocurrencies and bitcoin include, but are not limited to:

●	worldwide growth in the adoption and use of bitcoin as a medium to exchange;

●	governmental and quasi-governmental regulation of bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the Bitcoin network;

●	the increased consolidation of contributors to the bitcoin blockchain through bitcoin mining pools;

●	the availability and popularity of bitcoin and other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting bitcoin and other cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to bitcoin and other cryptocurrencies;

●	environmental or tax restrictions, excise taxes or other additional costs on the use of electricity to mine bitcoin;

●	an increase in bitcoin transaction costs and any related reduction in the use of and demand for bitcoin; and

●	negative consumer sentiment and perception of bitcoin or other cryptocurrencies.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.

We compete with other users and companies that are mining bitcoin and other potential financial vehicles, including securities backed by or linked to bitcoin through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin directly, which could limit the market for our shares and reduce our liquidity. The emergence of other financial vehicles such as exchange traded products (“ETPs”) and cryptocurrency treasury companies have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.

The rise of cryptocurrency treasury companies and cryptocurrency ETPs could increase price volatility in cryptocurrencies.

Due to the recent increase in the number of other companies pursuing a cryptocurrency strategy in bitcoin as well as the rise of cryptocurrency ETPs, ownership of bitcoin may become more concentrated. The abandonment of cryptocurrency treasury strategies, the failure by such other companies to satisfy their debt or other financial obligations, market concerns as to the viability or creditworthiness of such companies, the loss or disposition of substantial bitcoin by such other companies, regulatory or legal judgments or actions against such other companies due to their adoption of a cryptocurrency treasury strategy, or any other similar actions or negative outcomes impacting such other companies, whether due to any of the various risk factors described herein or for any other reason, could cause a significant decrease in the price of bitcoin. In addition, cryptocurrency ETPs may be required to sell their holdings of bitcoin in order to fund redemptions. Any sales of large numbers of bitcoin by these other parties could have an adverse effect on the demand for, and market price of, bitcoin, which could have an adverse effect on our business, prospects, results of operations or financial condition.

Forks in the bitcoin blockchain may occur in the future, which may affect the value of bitcoin held by us.

To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrencies, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel that lack interchangeability and necessitate an exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset may include: referring to the wishes of the core developers of a cryptocurrency, which blockchains have the greatest amount of hashing power contributed by miners or validators; or which blockchains have the longest chain.

The Ethereum network, another blockchain, previously forked in 2016 as a consequence of a hack by a decentralized autonomous organization. Hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some cryptocurrency trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making cryptocurrency networks that rely on proof-of-work more susceptible to attack in the wake of a fork. A fork in the Bitcoin network could adversely affect our ability to operate or the market value of bitcoin and therefore, an investment in our securities. The mining pools to which we contribute hashrate would need to decide which fork of the blockchain to support, which may result in interruptions to our rewards and may also decrease the value of these rewards as value is attributed to the other fork. We may not be able to realize the economic benefit of a fork, either immediately or ever, which could have a material adverse effect on our business, prospects, results of operations or financial condition. If we hold bitcoin at the time of a hard fork of bitcoin into two cryptocurrencies, our custodians may not support both assets, and so we may not be able, or it may not be practical, however, to secure or realize the economic benefit of the new asset for various reasons. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.

Intellectual property rights claims may adversely affect the operation of some or all cryptocurrency networks.

Third parties have asserted and may assert intellectual property claims relating to the holding and transfer of cryptocurrencies and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all cryptocurrency networks’ long-term viability or the ability of end-users to hold and transfer cryptocurrencies could have a material adverse effect on our business, prospects, results of operations or financial condition.

Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all cryptocurrency networks or holding or transferring their cryptocurrencies. As a result, any intellectual property claims against us or other large cryptocurrency network participants could have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining or previously held on the balance sheet into the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect us.

Bitcoin mining operations have evolved away from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the Bitcoin network is predominantly added by “professionalized” mining operations. Many professionalized mining operations use proprietary hardware or sophisticated ASIC machines acquired directly from manufacturers of miners. As a result, professionalized mining operations are of a greater scale than prior Bitcoin network miners and have in some cases raised debt capital. Some of these professionalized mining operations immediately sell bitcoins they earn from mining operations into a bitcoin exchange market.

The immediate selling of newly mined bitcoins increases the supply of bitcoins on the bitcoin exchange market (the “float”), which may create downward pressure on the price of bitcoin. The extent to which the value of bitcoin mined by a professionalized mining operation exceeds that operation’s cost of capital and operating costs determines the profit margin of such an operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly acquired bitcoin rapidly if it is operating at a low profit margin, and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage of output could be sold into the bitcoin exchange markets more rapidly, thereby potentially reducing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited access to capital, creating a negative effect that could further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the Bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined bitcoin could result in a reduction in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (ESG) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for bitcoin and other cryptocurrencies, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

We may face risks of internet disruptions, which could have an adverse effect on our ability to operate our business.

Our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a cryptocurrency network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine bitcoins. A broadly accepted and widely adopted decentralized network is necessary for most cryptocurrencies networks, including bitcoin, to function as intended. Features of cryptocurrency networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a cryptocurrency network would affect our ability to mine cryptocurrencies.

Our miners may mechanically fail before the end of their expected useful life.

Our miners are exposed to extreme environmental conditions and temperature fluctuations. None of our fleet is covered by a manufacturer’s warranty, and we routinely purchase previously used, refurbished miners. Widespread fleet failures, even if repairable, will reduce our ability to mine bitcoin at levels and efficiencies we expect.

The book value of our miners presented in our financials may exceed the value at which they could be sold in a deliberate arms-length transaction (their “fair value”).

The fair value of a bitcoin miner fluctuates based on market factors such as the price of bitcoin and the global hashrate. As such, there are likely times the Company could not sell its miners for the amount shown on the balance sheet, even factoring in recorded depreciation.

Risks Related to the Bitcoin Network

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects our business.

If a malicious actor or botnet obtains a majority of the processing power dedicated to mining on the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions. Using alternate blocks, the malicious actor could “double-spend” its own cryptocurrencies (i.e., spend the same cryptocurrencies in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the cryptocurrency community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down confirmations of transactions on the Bitcoin network. Such changes could have a material adverse effect on our business, prospects, results of operations or financial condition.

Although there have been no reports of such activity on the Bitcoin network, certain mining pools may have exceeded the 50% threshold on the Bitcoin network in the past. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of cryptocurrency transactions, and this risk is heightened if over 50% of the processing power on the Bitcoin network falls within the jurisdiction of a single governmental authority. To the extent that the bitcoin ecosystem, including the core developers and the administrators of mining pools, does not act to ensure greater decentralization of mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin network will increase, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Flaws in the source code of bitcoin or the underlying cryptography could leave the Bitcoin network vulnerable to a multitude of attack vectors.

If the source code or cryptography underlying bitcoin proves to be flawed or ineffective, malicious actors may be able to steal bitcoin held by others, which could negatively impact the demand for bitcoin and therefore adversely impact the price of bitcoin. In the past, flaws in the source code for bitcoin have been discovered. Several errors and defects have been publicly found and corrected, including those that disabled some functionality for users and exposed users’ personal information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. In addition, the cryptography underlying bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry, and quantum computing, could result in such cryptography becoming ineffective and could allow a malicious actor to obtain control in excess of 50% of the processing power on the Bitcoin network, as further described herein. In any of these circumstances, a malicious actor may be able to steal bitcoin held by others, which could adversely affect the demand for bitcoin and therefore adversely impact the price of bitcoin. Even if the affected cryptocurrency is not bitcoin, any reduction in confidence in the source code or cryptography underlying cryptocurrencies generally could negatively impact the demand for bitcoin and therefore could have a material adverse effect on our business, prospects, results of operations or financial condition.

Furthermore, a malicious actor may also obtain control over the Bitcoin network through its influence over core or influential developers. For example, this could allow the malicious actor to stymie legitimate network development efforts or attempt to introduce malicious code to the network under the guise of a software improvement proposal by such a developer, which could adversely impact the bitcoin ecosystem and subject us to risks of malicious action, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure cryptocurrency. Cryptocurrencies other than bitcoin could have features that make them more desirable to a material portion of the cryptocurrency user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.

Bitcoin, as an asset, holds “first-to-market” advantages over other cryptocurrencies. This first-to-market advantage is driven in large part by having the largest market capitalization and the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a cryptocurrency’s network and its blockchain; as a result, the advantage of more users and miners makes a cryptocurrency more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Despite the first-mover advantage of the Bitcoin network over other cryptocurrency networks, it is possible that another cryptocurrency could become materially more popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of another cryptocurrency that includes features not incorporated into bitcoin. If a cryptocurrency obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share and have a negative effect on the demand for, and price of, bitcoin and could have a material adverse effect on our business, prospects, results of operations or financial condition. It is possible that we could mine alternative cryptocurrencies in the future, but we may not have as much experience mining such assets, which may put us at a competitive disadvantage.

The open-source structure of many cryptocurrency network protocols, including bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and our value.

The Bitcoin network operates based on an open-source protocol maintained by contributors, largely on the bitcoin Core project on GitHub. As an open-source project, bitcoin is not represented by an official organization or authority and its software is available free of charge in accordance with the terms of open-source licenses, such as the MIT License. As the Bitcoin network protocol is not commercially licensed and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to the Bitcoin network could have a material adverse effect on our business, prospects, results of operations or financial condition.

Significant Bitcoin network contributors could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network, could adversely affect us.

Significant Bitcoin network contributors could propose refinements, improvements or other changes to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. Additionally, the Bitcoin network could change its mining algorithm in a fashion which could render our mining equipment obsolete. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Risk Factors—Risks Related to the Bitcoin Industry—Forks in the bitcoin blockchain may occur in the future which may affect the value of bitcoin held by Ionic Digital.”

Competition from central bank digital currencies (“CBDCs”) and stablecoins could adversely affect the value of bitcoin.

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing potential creation of new digital currencies. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, bitcoin and other cryptocurrencies as a medium of exchange or store of value.

Other alternative cryptocurrencies that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price related to or based on some other asset or traditional currency because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. On July 18, 2025, President Trump signed into law the Guiding and Establishing National Innovation for US Stablecoins Act (the “GENIUS Act”), establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of cryptocurrencies in the U.S. Stablecoins have grown rapidly as an alternative to other cryptocurrencies as a medium of exchange and store of value, particularly on decentralized applications, and their use as an alternative to bitcoin could expand further.

As a result of increased competition from new types of cryptocurrencies such as CBDCs and stablecoins, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The decentralized nature of cryptocurrency systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance and administration of cryptocurrency systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in governance of the Bitcoin network leads to ineffective decision making that slows development and growth of bitcoin or slows a response to a problem such as addressing a critical vulnerability in the cryptographic primitives or software implementation of bitcoin, these events could have a material adverse effect on our business, prospects, results of operations or financial condition.

The development and market acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existing digital ledgers and blockchains, and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.

Risks Related to the Price of Bitcoin

A material decline in the value of bitcoin could have an adverse effect on our results of operations, our liquidity and the strength of our balance sheet.

Our operating results depend on the value of bitcoin as it is presently the only cryptocurrency that we mine. This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin (which has ranged from a high of approximately $124,720 to a low of approximately $39,524 between January 1, 2024 and December 31, 2025, based on the daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase). These changes in the value of bitcoin will also cause the value assigned to the bitcoin we hold on our balance sheet to fluctuate. Furthermore, any negative impacts on our liquidity as a result of changes in the value of bitcoin may affect our business plans to expand into the digital infrastructure industry and could have a material adverse effect on our business, prospects, results of operations or financial position.

If other cryptocurrencies were to achieve acceptance at the expense of bitcoin causing the value of bitcoin to decline, or if bitcoin were to switch its proof of work encryption to an algorithm for which our miners are not specialized, or if the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results and financial statement presentation would be adversely affected. In such circumstances, there could be balance sheet impairments, a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition. The market price of bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of bitcoin, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin and holders of shares of our Class A common stock.

Transaction fees may decrease demand for bitcoin which could adversely affect our business.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward per block to transaction fees. This transition might be accomplished by certain miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. In the event that transaction fees paid for bitcoin transactions become too high, the marketplace might become reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another cryptocurrency or to fiat currency. Either the requirement from certain miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions might decrease demand for bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the use cases and demand for bitcoin, which might result in a decrease in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

Bitcoin faces significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Bitcoin (and cryptocurrencies, generally) face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, including bitcoin. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that a network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. There is, however, no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective.

If adoption of bitcoin (and cryptocurrencies, generally) as a means of payment does not occur on the schedule or scale we anticipate, the demand for bitcoin may stagnate or decrease, which could adversely affect future bitcoin prices, and our results of operations and financial condition, which could have a material adverse effect on the market price for our securities.

Bitcoin holdings are insufficiently decentralized so that individuals can substantially reduce the price of bitcoin in the short term.

A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” Transactions of these holders may influence the price of bitcoin. For example, in August 2025, a transaction by a single whale to sell 24,000 bitcoin worth approximately $2.7 billion over a weekend triggered a flash crash that erased $200 billion of crypto market capitalization across multiple digital currencies and resulted in forced liquidations over $550 million in leveraged positions. The concentration of bitcoin among whales can make it more susceptible to rapid and significant price swings and market manipulation. Such concentration may also affect bitcoin liquidity.

Risks Related to Regulatory Framework

We are required to obtain, and to comply with, government and utility company permits and approvals.

We are required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies and our electricity providers. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. The regulatory environment surrounding such permits and approvals is rapidly evolving, in part due to the power demand from the rapid expansion of demand for data centers and related political considerations. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations.

We are subject to a rapidly evolving regulatory landscape and any adverse changes to our or our customers’ failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

Our and our customers’ businesses are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, cybersecurity and tax. These legal and regulatory regimes vary widely across U.S. federal, state and local and international jurisdictions and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. In addition, the legal and regulatory regimes related to cryptocurrencies continue to evolve, with laws enacted at the federal level to address specific segments of the digital asset ecosystem, such as payment stablecoins, as well more comprehensive laws and regulations at the state level. Congress is also considering broader market structure legislation intended to clarify regulatory oversight responsibilities with respect to the digital asset markets. U.S. regulatory agencies have continued to evaluate the application of existing securities, commodities, and banking regulations to digital asset activities, including custody, trading, and settlement functions.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us or our customers, and it is possible that governmental bodies and regulators may disagree with our or our customers’ conclusions. To the extent we or our customers have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptocurrency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (for example, the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets.

Our customers in our HPC segment may also be subject to laws and regulations relating to artificial intelligence technologies (“AI”). Several jurisdictions around the globe, including Europe and China have already proposed or enacted laws and regulations governing AI, including the EU Artificial Intelligence Act that was enacted in 2024, each of which may impose significant operational costs on our customers. A number of U.S. states have also adopted laws or are considering the passage of laws related to the use and deployment of AI and/or require disclosures in connection with the usage of AI. For example, California enacted more than a dozen new laws that regulate use of AI and automated decision systems and provide consumers with additional protections around companies’ use of AI, Texas enacted the Texas Responsible AI Governance Act that prohibits specified harmful uses of AI, Colorado passed the Colorado Artificial Intelligence Act, which will require disclosures and compliance efforts associated with different uses of AI, and Utah passed the Utah Artificial Intelligence Policy Act, which requires certain disclosures to customers and confirms companies’ responsibility for legal violations caused by their AI applications. However, the federal government may seek to preempt state laws purporting to regulate AI, as evidenced by the Trump administration’s “Ensuring a National Policy Framework for Artificial Intelligence” Executive Order which calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. These differing laws and policy objectives would require our HPC customers to expend significant resources to modify their products, services, or operations to ensure compliance or remain competitive.

Ongoing and future regulatory actions could effectively prevent our and our customers’ mining operations and our ongoing or planned co-hosting operations, limiting or preventing future revenue generation by us or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. We conduct our operations so that we will not be deemed an investment company, including by managing our security holdings to comply with applicable limitations under the Investment Company Act. However, to the extent that bitcoin is determined by regulators to be a security for purposes of the Investment Company Act, we may be subject to additional regulatory requirements and/or additional limitations on our portfolio which could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, results of operations or financial condition.

We do not believe we are, and do not intend to be, engaged in the business of investing, reinvesting, or trading in securities, and we will not hold ourselves out as being engaged in those activities. Furthermore, we monitor our holdings to ensure continuing and ongoing compliance with the 40% limit described above (or similar limits available under other Investment Company Act exceptions and safe harbors). However, depending on its characteristics, a cryptocurrency may be considered a “security” under the Investment Company Act. If the SEC or its staff were to disagree with our treatment of certain assets (namely bitcoin), we would need to adjust our strategy and our assets in order to continue to comply with such limits. Any such adjustment in our strategy or assets could have a material adverse effect on our business, prospects, results of operations or financial condition. To date, the SEC staff have treated bitcoin as a commodity, and in March 2025, the SEC’s Division of Corporation Finance issued guidance clarifying that the Division does not take the view that cryptocurrencies generated through proof-of-work mining are securities for purposes of the Securities Act and the Exchange Act. However, this statement does not apply to the Investment Company Act, and it is possible that the SEC may deem bitcoin and other cryptocurrencies an investment security in the future. We do not believe any of the bitcoin we own, acquire or mine are securities. As a result of our investments and cryptocurrency mining activities, it is possible that the investment securities we hold in the future could exceed applicable limits under the Investment Company Act, particularly if such SEC treatment of bitcoin changes, and, accordingly, we could determine that we have become an inadvertent investment company and do not qualify for any exemption from registration under the Investment Company Act. As of the date hereof, we do not believe that we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with the cash or bitcoin on hand or liquidating investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or bitcoin could result in losses. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

In general, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from acquiring certain assets or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. No assurance can be given that the SEC or its staff will concur with our classification of our assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the Investment Company Act. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the business strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets we hold, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on our business, prospects, results of operations or financial condition.

There can be no assurance that we will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results could have a material adverse effect on our business, prospects, results of operations or financial condition.

Ultimately, classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time-consuming, expensive and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required could have a material adverse effect on our business, prospects, results of operations or financial condition. Furthermore, our classification as an investment company could adversely affect our ability to engage in future combinations, acquisitions or other transactions on a tax-free basis. Finally, there is no guarantee that we would be able to register under the Investment Company Act at such time or take such other actions as may be necessary to ensure our activities comply with applicable law, which could force the us to cease operations and liquidate.

Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

We are not registered, and do not intend to register, as an investment company under the Investment Company Act or the similar laws of any other country or jurisdiction and, accordingly, the provisions of the Investment Company Act will not be applicable to us. These provisions require investment companies to have a majority of disinterested directors, require securities held in custody to be individually segregated at all times from the securities of any other person and to be clearly marked to identify such securities as the property of such investment company and regulate the relationship between the advisor and the investment company.

Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of trade compliance and economic sanctions laws and regulations.

We are subject to economic and trade sanctions laws and regulations, including the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the U.S. Department of Commerce, and other relevant sanctions and export controls authorities. These rules and regulations include prohibitions on conducting direct or indirect business with persons named on, or owned by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. We are also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of the date of this prospectus, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea region of Ukraine), and may be prohibited from dealing with persons in other jurisdictions subject to targeted U.S. sanctions such as Venezuela, Russia, and Belarus.

U.S. sanctions compliance obligations apply to transactions in cryptocurrencies and U.S. sanctions authorities have in recent years directed significant attention to sanctions compliance among the cryptocurrency industry. Because of the pseudonymous nature of blockchain transactions, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons. The mining pools to which we contribute power do not screen transactions for sanctioned persons or wallets before including them in a block, and we do not have visibility into the transactions selected by the pool operator for inclusion. Although no regulator has affirmatively stated that such screening is required, OFAC or another regulator may take the view that such screening is required in order to avoid dealing with or facilitating transactions by sanctioned persons. Civil liability for OFAC sanctions violations are typically regarded as “strict liability” violations, meaning we may be held responsible for transacting with prohibited parties even if we have no knowledge that a particular counterparty is a prohibited person under the OFAC sanctions regulations. In addition, we may be subject to non-U.S. economic sanctions laws and regulations to the extent we conduct activity within the jurisdiction of other sanctions regimes, including those of the European Union and United Kingdom. Screening transactions for sanctions concerns may increase the compliance costs associated with the operation of a mining pool, which costs would likely be passed on to the miners themselves by the pool operator.

Although we currently have a Code of Conduct and Ethics that includes policies and procedures to promote compliance with economic sanctions, OFAC and other governmental authorities have significant discretion in the interpretation and enforcement of economic and trade sanctions laws and regulations. Moreover, economic and trade sanctions laws and regulations continue to evolve, often with little or no notice, which could raise operational or compliance challenges. If it is determined that we have transacted with prohibited persons or otherwise violated economic and trade sanctions laws and regulations, even inadvertently, this could result in substantial reputational harm, fines or penalties, and costs associated with governmental inquiries and investigations. Any or all of the foregoing could have a material adverse effect on our business, prospects, results of operations or financial condition. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Bitcoin’s and other cryptocurrencies’ status as a “security” or other regulated financial instrument in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, prospects, results of operations or financial condition.

In the United States, the SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. The legal tests that are commonly employed for determining whether any given cryptocurrency is a security are established under U.S. Supreme Court case law and require a highly complex and heavily fact-driven analysis. The application of such tests is therefore highly uncertain and the SEC Staff has indicated that the determination of whether or not a cryptocurrency is a security depends on the specific characteristics and use of that particular asset. Moreover, the SEC and its staff generally do not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security, although the SEC’s Division of Corporation Finance has recently begun to provide informal guidance on its position regarding whether certain cryptocurrencies (like meme coins and stablecoins) and certain digital asset related activities implicate the offer or sale of a security. For example, the Division of Corporation Finance stated in its March 20, 2025, “Statement on Certain Proof-of-Work Mining Activities” that certain self-mining and mining pool activities, under the circumstances described in the statement, do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933 and Section 3(a)(10) of the Securities Exchange Act of 1934. Some courts have found that certain cryptocurrencies are securities, while other courts have found that certain other cryptocurrencies under specified circumstances are not securities. Further, the SEC and its staff have taken positions that certain cryptocurrencies are “securities” — often in the context of enforcement actions.

We do not currently hold any cryptocurrencies for which the SEC or its staff has taken the position that such assets are securities and currently only intend to mine, invest in or transact in bitcoin. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin, on its own and in its current form, is a security. However, such statements are not official policy statements by the SEC and reflect only the speakers’ personal views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other cryptocurrency and may evolve. Because we currently only intend to mine, invest in and transact in bitcoin, we do not have processes in place at this time to evaluate whether cryptocurrencies other than bitcoin are “securities” within the meaning of the U.S. federal securities laws. Any such processes, if developed in the future, would be risk-based assessments that do not constitute legal determinations binding on regulators or courts and would not preclude legal or regulatory action. While we believe our holdings are not securities, we cannot assure you that future legislation or regulation could not have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that the SEC, another relevant regulatory agency, court or foreign authority determines that any cryptocurrencies we hold, or choose to hold in the future, constitute a “security” or other form of regulated financial instrument, that determination could prevent us from continuing to hold or mine those cryptocurrencies or subject us to additional regulatory burdens in order to be permitted to do so, which could include costly or onerous registration or reporting requirements. Such a determination could also result in regulatory or enforcement sanctions, penalties and financial losses in the event we are unable to comply with, or are determined not to have previously complied with, relevant regulatory requirements or that we have incurred liability to our customers and need to compensate them for any losses or damages. For example, we could be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm.

Moreover, as a result of any such determination, all transactions in such cryptocurrencies may have to be registered with the SEC or other relevant regulatory authority, or conducted in accordance with an exemption from registration, which could severely limit the liquidity, usability and transactability of the relevant cryptocurrencies. The networks on which such cryptocurrencies are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that bitcoin is a security or another form of regulated financial instrument could draw negative publicity and cause a decline in the general acceptance of cryptocurrencies. Also, it would make it more difficult for bitcoin to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities. Lastly, any determination that a cryptocurrency we hold, or choose to hold in the future, is a “security” may require us to register as an investment company under the Investment Company Act.

The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrencies, the determination that we have made for how to account for cryptocurrencies transactions may be subject to change.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

In December 2023, FASB issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure cryptocurrencies at fair value with changes recognized in net income each reporting period, present cryptocurrencies and related fair value changes separately in the balance sheet and income statement and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. The updated guidance is effective January 1, 2025, however, we have chosen to early adopt the amendments as of January 1, 2024.

Many companies’ accounting policies are subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and limited interpretative guidance has been provided by the FASB and no official guidance by the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related revenue.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information. Such a restatement could adversely affect the accounting for our newly earned bitcoin and more generally negatively impact our business, prospects, financial condition and results of operations. Such circumstances would have a material adverse effect on our ability to continue as a going concern, which would have a material adverse effect on our business, prospects or results of operations as well as and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

Future developments regarding the treatment of cryptocurrencies for U.S. federal, state, local and foreign tax purposes could have a material adverse effect on our business, prospects, results of operations or financial condition.

Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal guidance with respect to cryptocurrency products and transactions, many significant aspects of the U.S. federal, state, local and foreign tax treatment of transactions involving cryptocurrencies, such as bitcoin, are uncertain, and it is unclear what guidance may be issued in the future regarding the treatment of cryptocurrency transactions, including mining, for such tax purposes. Current U.S. Internal Revenue Service (“IRS”) guidance indicates that cryptocurrencies such as bitcoin should be treated and taxed as property, and that transactions involving the payment of cryptocurrencies such as bitcoin for goods and services should be treated as barter transactions. This treatment creates the potential for the recognition of taxable income or gain (and potential information reporting obligations) whenever a bitcoin passes from one person to another (including in off-blockchain transactions).

There can be no assurance that the IRS or any other tax authority will not alter its existing position with respect to cryptocurrencies in the future or that a court would uphold the treatment of bitcoin or other cryptocurrencies as property, rather than currency. Any such alteration of existing U.S. federal, state, local, or foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for holders of cryptocurrencies and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrencies markets. Future technological and operational developments that may arise with respect to cryptocurrencies may increase the uncertainty of the treatment of cryptocurrencies for U.S. federal, state, local and foreign tax purposes. The uncertainty regarding the tax treatment of cryptocurrency transactions, as well as the potential promulgation of new U.S. federal income, state or foreign tax laws or guidance relating to cryptocurrency transactions, or changes to existing laws or guidance, could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory developments regarding cryptocurrencies and cryptocurrency markets could have a material adverse effect on our business, prospects, results of operations or financial condition.

Due to the new and evolving nature of cryptocurrencies, a number of governments or governmental bodies are contemplating legislative and regulatory changes with respect to the treatment of cryptocurrencies and transactions. For example, certain governments have deemed cryptocurrencies illegal or have curtailed the use of cryptocurrencies by prohibiting the acceptance of payment in bitcoin and other cryptocurrencies for consumer transactions and barring banking institutions from accepting deposits of cryptocurrencies. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. It is also possible that regulators in the U.S. or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. Any such changes may introduce a cost of compliance and could have a material adverse effect on our business, prospects, results of operations or financial condition.

In the U.S. in particular, the regulation of bitcoin and other cryptocurrencies remains the subject of significant uncertainty and ongoing change. For example, on July 18, 2025, President Trump signed into law the GENIUS Act, establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of cryptocurrencies in the U.S. On July 17, 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act of 2025 (the “CLARITY Act”), a comprehensive cryptocurrency market structure and regulation bill. The CLARITY Act, and other cryptocurrency market structure and regulation bills, remain under consideration and continue to evolve in the U.S. Senate. It is not possible to predict whether or when new laws and regulations will be enacted or adopted that change the legal framework governing cryptocurrencies or provide additional authorities to the SEC, the CFTC, or other regulators, or whether or when any other federal, state or foreign legislative or regulatory bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of cryptocurrency markets to function, the willingness of financial and other institutions to continue to provide services to the cryptocurrencies industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of cryptocurrencies generally and bitcoin specifically. The consequences of any new law or regulation relating to cryptocurrencies and cryptocurrency activities could adversely affect the market price of bitcoin, as well as our ability to hold or transact in bitcoin, and in turn adversely affect the market price of our listed securities.

Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.

Our business may be subject to extensive federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or could have a material adverse effect on our business, prospects, results of operations or financial condition. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on our business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business, financial condition, results of operations and prospects could be negatively impacted.

We may become involved in legal proceedings from time to time, which could adversely affect us. We cannot predict the outcome of any legal proceedings with respect to our current and past business activities.

From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom we do business, actions by our stockholders and other proceedings, whether arising in the ordinary course of business or otherwise. We will evaluate our exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require us to change our business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could adversely affect our business, financial condition and results of operations.

Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect our business, prospects, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition and results of operations.

Our business may be susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the disruptions in the cryptocurrency markets. We believe that since cryptocurrency mining, and the cryptocurrency industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory and legislative developments related to environmental concerns may materially adversely affect our brand, reputation, business, prospects, results of operations and financial position.

Given the very significant amount of electrical power required to operate bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of bitcoin mining servers, the crypto mining industry may become a target for future environmental and energy regulation. Specifically, imposition of a tax or regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate mining machines, could in turn put our facilities at a competitive disadvantage.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the bitcoin mining industry, with its energy demand, may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change and other environmental concerns could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Any future environmental regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Moreover, in the State of Texas, we currently participate in energy demand response programs to curtail operations, return capacity to the electrical grid, and receive funds to offset foregone operational revenue when necessary, such as in extreme weather events. Furthermore, we, as well as other bitcoin miners operating primarily in the State of Texas, have recently received a mandatory survey from the U.S. Energy Information Administration (the “EIA”), seeking extensive information regarding our Facilities’ use of electricity, and certain information regarding our operations although such survey was successfully challenged in court and set aside. It is possible that mandatory surveys will be used by the EIA in the future to generate negative reports regarding the bitcoin mining industry’s use of power and other resources, which could spur additional negative public sentiment and adverse legislative and regulatory action against us or the bitcoin mining industry as a whole. Surveys and other regulatory actions could increase our cost of operations or otherwise make it more difficult for us to operate at our current locations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change and the environment by us or other companies in the same industry could harm our reputation. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations or financial condition.

The cryptocurrencies exchanges on which bitcoin trades are relatively new and, in most cases, largely unregulated and have therefore experienced more fraud and failure compared to established, regulated exchanges for other assets. In the event that cryptocurrencies exchanges representing a substantial portion of the volume in bitcoin trading are involved in fraud or experience security failures or other operational issues, such cryptocurrencies exchanges’ failures may result in a reduction in the price of bitcoin and can adversely affect us.

Cryptocurrencies exchanges on which bitcoin trades are new and, in most cases, largely unregulated. Furthermore, many cryptocurrencies exchanges (including several of the most prominent U.S. dollar denominated exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of bitcoin trading.

Some large cryptocurrency market participants have already experienced fraud and/or failure. The bankruptcies of FTX, and BlockFi were unexpected and significantly reduced confidence in the cryptocurrencies industry generally and bitcoin specifically. A lack of stability in the cryptocurrencies exchange market and the closure or temporary shutdown of bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Bitcoin network and result in greater volatility in bitcoin value. These potential consequences of a cryptocurrencies exchange’s failure could have a material adverse effect on our business, prospects, results of operations or financial condition.

The characteristics of cryptocurrencies have been, and may in the future continue to be, exploited to facilitate illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams, which could negatively affect us.

Digital currencies and the cryptocurrency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies, and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, CTFC, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the FBI has noted the increasing use of digital currency in various ransomware scams.

While we believe that our risk management and compliance framework, which includes thorough due diligence reviews of our counterparties and reliance on qualified custodians subject to U.S. federal and state oversight, is reasonably designed to identify and mitigate potential illicit activity, we cannot ensure that we will be able to detect any such illegal activity in all instances. Our custodians maintain segregation of client entitlements and implement controls such as sanctions and anti-money laundering screening, blockchain-analytics monitoring of inbound transfers, address whitelisting and restricted lists, and protocols to quarantine unexpected or non-attributable deposits pending enhanced review. These safeguards are intended to reduce the risk that misdirected or illicit assets are commingled with our holdings. However, because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We, or our custodians, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our counterparties (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency, or could be subject to additional regulatory costs and burdens, which may be material.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while some jurisdictions, such as the United States, subject the mining, ownership and exchange of cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

It is possible that state or federal regulators may seek to impose harsh restrictions or total bans on bitcoin mining which may make it impossible for us to do business without relocating our mining operations, which could be very costly and time consuming. Further, although bitcoin and bitcoin mining, as well as cryptocurrencies generally, are largely unregulated in most countries (including the United States), regulators could undertake new or intensify regulatory actions that could severely restrict the right to mine, acquire, own, hold, sell, or use cryptocurrency or to exchange it for traditional fiat currency such as the United States Dollar.

In 2021, the Chinese government declared that all digital currency-related business activities are illegal, effectively banning mining and trading in cryptocurrencies, such as bitcoin. Other countries, such as India or Russia, may take similar regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

In January 2025, U.S. President Donald Trump issued an executive order forming a presidential working group to establish a clear regulatory framework for cryptocurrencies, and leaders in both houses of the U.S. Congress have announced a bicameral working group with the objective of passing legislation to provide regulatory clarity for the industry. Committees in both houses of the U.S. Congress have held hearings to ensure fair access to financial services, including for companies operating in the cryptocurrency space. Additionally, President Trump and members of the U.S. Congress announced that they are studying the possibility of creating a national strategic cryptocurrency reserve to include bitcoin, and at least twelve states have introduced legislation to create strategic bitcoin reserves.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of bitcoin we may be able to mine, the value of bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently could have a material adverse effect on our business, prospects, results of operations or financial condition.

Changes in regulatory interpretations could require us to register as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The Financial Crimes Enforcement Network, a division of the U.S. Treasury Department (“FinCEN”) regulates providers of certain services with respect to “convertible virtual currency,” including bitcoin. Businesses engaged in the transfer of convertible virtual currencies are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining on your own behalf, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and cryptocurrencies generally.

If regulatory changes or interpretations require us to register as a money services business with FinCEN under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters”, such as monitoring transactions and blocking transactions, because of the nature of the bitcoin blockchain. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate. If we decide to cease certain operations in response to new regulatory obligations, such actions could occur at a time that is unfavorable to investors.

Multiple states have implemented or proposed regulatory frameworks for cryptocurrency businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Furthermore, if we or our service providers are unable to comply with evolving federal or state regulations, we may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

Legislative or regulatory change regarding the regulation of “commodities” by the CFTC and the regulation of bitcoin and other cryptocurrencies as “digital commodities” could subject us to additional regulatory burdens and oversight and could adversely affect the market price of bitcoin and the market price of our listed securities.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some cryptocurrencies, including bitcoin, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936 (the “CEA”) and the rules promulgated by the CFTC thereunder (“CFTC Rules”). While the CFTC has enforcement authority to police against fraud and manipulation in spot commodity markets (including the spot market for cryptocurrencies, such as bitcoin, that are commodities), the CFTC only has regulatory and supervisory jurisdiction with respect to “commodity interest” transactions, such as futures, options, and swaps on a commodity (including a cryptocurrency commodity) and certain leveraged, margined, or financed transactions in commodities involving retail customers. Accordingly, we are not currently regulated or supervised by the CFTC and are not subject to the legal and regulatory obligations that are applicable to CFTC-registered entities under the CEA and CFTC Rules.

As discussed above, the regulation of cryptocurrencies in the U.S. remains uncertain and subject to change, including as a result of the enactment and adoption of new laws and regulations and the pursuit of other regulatory, legislative, enforcement or judicial actions. For example, the proposed CLARITY Act recently passed by the U.S. House of Representatives and other draft cryptocurrency market structure and regulation bills have proposed granting the CFTC additional regulatory and supervisory powers with respect to spot cryptocurrencies as “digital commodities.” While it is not possible to predict whether and in what form such proposals will be adopted, changes to or expansion of the jurisdiction of the CFTC with respect to spot market activities in cryptocurrencies, including bitcoin, could result in the imposition of additional regulatory obligations and burdens, which could include registration requirements. Such additional regulatory burdens and oversight could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

Due to lack of clarity of application of commodities laws to digital asset treasury strategies, we may be deemed to be a “commodity pool” under CEA and CFTC Rules as a result of our commodity interest trading which could have a material adverse effect on our business, financial condition and results of operations.

As a cryptocurrency mining company, our core business is the development and operation of digital infrastructure and the production of bitcoin through cryptocurrency mining. We employ a long-term bitcoin treasury strategy as part of our longer-term investment and growth plans. As our operating cash flows increase, we expect to maintain a larger portion of mined bitcoin in treasury and may, from time to time, utilize such holdings as collateral in certain risk-managed derivative hedging designed to mitigate liquidity and other potential impacts associated with bitcoin price volatility.

Based on the current framework of the CEA and CFTC Rules, we do not believe our mining activities or the holding of spot bitcoin in our corporate treasury would, on its own, cause us to be considered a “commodity pool”. The CEA and CFTC Rules define a “commodity pool” as any investment trust, syndicate, or similar form of enterprise operated for the purpose of trading in “commodity interests,” such as swaps, futures, and options on a commodity underlying (including a digital asset that constitutes a commodity). Although as described above we may engage in certain derivatives transactions, we do not believe that we are a “commodity pool” as such term is defined. Accordingly, (i) no person is registered with the CFTC as a commodity pool operator (“CPO”) or a commodity trading adviser (“CTA”) with respect to our Company; and (ii) our shareholders will not have the regulatory protections provided to investors in a commodity pool operated or advised by a registered CPO or CTA, as applicable.

However, we note that the legal and regulatory landscape is evolving with respect to digital assets, and there is uncertainty regarding how commodity laws may be applied to operating companies that maintain significant bitcoin treasuries or engage in incidental hedging or financing transactions referencing digital commodities. For example, the CFTC has previously interpreted “for the purpose of trading” in the “commodity pool” definition as being triggered where only one swap is executed. In addition, it is possible that if the CLARITY Act were to become law as currently proposed, our holdings of bitcoin could cause us to be deemed a “commodity pool” under the Commodity Exchange Act, which would require us and certain of our associated persons to register with the Commodities Exchange Commission and comply with ongoing regulatory requirements such as reporting and supervisory requirements.

If our Company were determined to be a “commodity pool” as a result of any future change in legislation, regulation, or interpretation, we may be subject to additional regulatory requirements which may be burdensome or costly or that could make it impractical or impossible for us to continue our business as currently contemplated. For example, a commodity pool must generally be operated as a separately cognizable entity from its CPO and any person acting as a CPO or CTA with respect to a commodity pool must be registered with the CFTC and a member of the National Futures Association (“NFA”). Absent an applicable exemption, a registered CPO or CTA must generally provide investors with a “disclosure document” in compliance with the CFTC Rules and the requirements of the NFA and must comply with a range of ongoing reporting and recordkeeping requirements on registered and certain exempt commodity pool operators. Registration can be time-consuming, expensive and restrictive, and compliance with these additional regulatory requirements could result in substantial, non-recurring expenses adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease or modify certain of our operations, which could negatively impact our investors.

In light of the unsettled application of commodity laws to digital asset treasury practices, we continuously monitor regulatory developments and seek to structure any risk management activity in a manner we believe is consistent with our status as an operating company, rather than as an enterprise operated for the purpose of trading in commodity interests. Nevertheless, the lack of clarity in this area presents regulatory risk that could adversely affect us if interpretations evolve in a manner that differs from our expectations.

Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of personal information could adversely affect our business, prospects, results of operations or financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective users, as well as our employees and business contacts. We are therefore subject to federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of Personal Information.

The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. In addition, some such requirements place restrictions on our ability to process Personal Information across our business or across country borders.

It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, prospects, results of operations, and financial condition could be materially adversely affected.

Risks Related to Ownership of Our Class A Common Stock

We have identified material weaknesses in our internal controls over financial reporting. If we fail to remedy these material weaknesses, we may not be able to accurately report our financial condition or results of operations in the future.

Prior to the completion of this registration statement, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. In connection with the preparation of our financial statements for the years ended December 31, 2025 and December 31, 2024, management identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our financial statements as of December 31, 2025, management and its independent registered public accounting firm identified material weaknesses in internal controls: (1) lack of effective controls related to the accounting for mining revenue, bitcoin held, and the related gains and losses, (2) lack of effective IT controls over user access reviews, administrative access, segregation of duties,  and change management in the our general ledger system; (3) lack of effective controls over the evaluation of goodwill impairment; and (4) lack of effective controls over the accounting for fixed assets held for use.

We have not identified any material misstatements to our financial statements resulting from the material weaknesses described above. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to financial statement accounts and disclosures that could result in a material misstatement to the annual or interim consolidated financial statements that may not be prevented or detected on a timely basis.

We are in the process of implementing a plan to remediate the material weaknesses. Our remediation plan includes implementing additional policies, procedures and controls, all of which have and will continue to cause us to incur additional costs. When we are satisfied that the internal control over financial reporting associated with the material weaknesses has been effectively designed and operated within our Company for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal control over financial reporting under the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”). It is possible that if we had a Section 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal control over financial reporting.

In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control over financial reporting requirements will depend on the effectiveness of our financial reporting and relevant information systems and controls across our Company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our results of operations and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

We have identified material weaknesses in our financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional internal controls over financial reporting, including but not limited to controls over relevant information systems, and hire additional accounting and finance staff. This will require substantial additional professional fees and internal costs to expand our accounting and finance functions and significant management efforts. We have spent and expect to continue to spend significant time and resources designing, evaluating and testing our accounting procedures and internal controls. Prior to listing, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

The registration and listing of our Class A common stock differ significantly from an underwritten initial public offering.

This listing is not an underwritten initial public offering of our Class A common stock. The registration and listing of our Class A common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include the following:

●	There are no underwriters. Consequently, prior to the opening of trading of our Class A common stock on Nasdaq, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. We will not be involved in the price-setting process. Moreover, there will be no underwriters assuming risk in connection with resales of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares of our Class A common stock. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing.

●	There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and listing of the Class A common stock on Nasdaq. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of shares of Class A common stock on Nasdaq. Similarly, there can be no assurance that there will be any demand for our shares of Class A common stock from our Registered Stockholders or other existing stockholders who wish to sell once our shares of Class A common stock are registered and listed. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their shares of Class A common stock in the near term, which may be likely as all of the shares of Class A common stock held by our existing stockholders have, since issuance, been restricted from being sold, transferred, pledged or otherwise disposed of without written authorization from the Board until the later of effectiveness of a registration statement filed by us with the SEC under the Exchange Act or the listing of the Class A common stock on Nasdaq or another registered securities exchange, which could result in potential oversupply of our Class A common stock, which could materially and adversely impact the price of our Class A common stock.

●	None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Class A common stock and other significant stockholders, may sell any or all of their shares of Class A common stock, including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock in the market, which could materially and adversely impact the price of our common stock.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on Nasdaq. There can be no guarantee that any investor day presentations, other investor education presentations, and other investor education meetings we may conduct will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class A common stock.

●	Since we are not conducting an underwritten initial public offering for our Class A common stock, the market price for our Class A common stock may be highly volatile and trading volume may be uncertain, which may adversely affect your ability to sell any shares of Class A common stock that you may purchase. Upon listing on Nasdaq, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

●	Because of the relatively novel listing process and the large stockholder base of our company, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A common stock on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock. Moreover, to the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our Class A common stock and cause volatility in the trading price of our Class A common stock. These factors may be exacerbated by selling pressure from our existing stockholders as this listing process is the first opportunity any of our stockholders will have for liquidity in our shares of Class A common stock because the restrictions on transfer imposed in connection with the Plan as described under the heading “Description of Capital Stock—Common Stock—Transfer Restrictions” will expire.

Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.

In addition to the potential market volatility in connection with our initial listing described immediately above, technology stocks have historically experienced high levels of volatility. The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our Class A common stock publicly owned and available for trading;

●	overall performance of the equity markets or publicly-listed financial services and technology companies;

●	our actual or anticipated operating performance and the operating performance of our competitors;

●	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

●	any major change in our Board of Directors, management, or key personnel;

●	if we issue additional shares of capital stock, including in the form of blockchain tokens, in connection with customer reward or loyalty programs;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

●	other events or factors, including those resulting from pandemics, war, incidents of terrorism, or responses to these events.

Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on Nasdaq as a result of the supply and demand forces described above. If the market price of our Class A common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for or for the value of the shares agreed upon by the creditors and debtors of the Celsius bankruptcy at the time the shares were issued.

We currently expect our Class A common stock to be listed and traded on Nasdaq. Prior to the listing of our Class A common stock on Nasdaq, there has been no public market for our Class A common stock and there have been no sales of shares of our Class A common stock in private transactions. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing of the Class A common stock on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock. As a result, there may initially be a lack of supply of, or demand for, Class A common stock on Nasdaq. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on Nasdaq. As noted above, we may experience selling pressure from our existing stockholders as this listing process is the first opportunity any of our stockholders will have for liquidity in our shares of Class A common stock because the restrictions on transfer imposed in connection with the Plan as described under the heading “Description of Capital Stock—Common Stock—Transfer Restrictions” will expire and our stockholders are not subject to any contractual lock-ups. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after the listing of our Class A common stock on Nasdaq. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class A common stock. This could affect your ability to sell your shares of common stock.

We are an emerging growth company and are able to take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our shares of Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of this listing; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.

We expect that we will remain an emerging growth company for at least a couple of years but cannot retain our emerging growth company status indefinitely and will under current law no longer qualify as an emerging growth company no later than December 31, 2031. References herein to “emerging growth company” has the meaning associated with it in the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously adopted.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification.

We currently do not intend to pay dividends on our Class A common stock.

We do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL.

Our amended and restated certificate of incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by the DGCL, our amended and restated certificate of incorporation or our bylaws, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act.

Because the forum selection provision only applies to the extent permitted by law, the forum selection provision does not apply to any claim for which the federal courts have exclusive jurisdiction. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and therefore the forum selection provision does not apply to such suits.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The provision may have the effect of discouraging lawsuits against our directors and officers.

This exclusive choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if the stockholder does not reside in or near Delaware, both of which may discourage such lawsuits against us and our directors, officers and employees. There is uncertainty as to the enforceability of exclusive forum provisions with respect to certain matters arising under the federal securities laws, and if a court were to find these provisions of our amended and restated certificate of incorporation or amended and restated bylaws, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, prospects, results of operations or financial condition. The exclusive forum provision in our amended and restated certificate of incorporation is limited to the extent permitted by law.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and trade names, such as Ionic Digital, which are protected under applicable intellectual property laws and are our property. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

Registered Stockholders may elect to sell shares of our Class A common stock covered by this prospectus. All shares held by the Registered Stockholders may be freely sold upon effectiveness of this Registration Statement. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future.

Future cash dividends, if any, will be at the discretion of our Board, subject to applicable law, and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025. For additional information, you should read the information set forth below together with our consolidated financial statements and the related notes contained elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Successor
($ in thousands)	As of December 31, 2025
Cash and cash equivalents	$43,510
Long-term debt	$-
Stockholders’ equity:
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, none issued and outstanding	-
Class A common stock, $0.00001 par value, 1,000,000,000 shares authorized, 37,374,261 shares issued and outstanding	-
Additional paid-in capital	750,985
Accumulated deficit	(207,578)
Total stockholders’ equity	$543,407

Total capitalization	$543,407

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and notes as of December 31, 2025 (Successor) and December 31, 2024 (Successor) and for the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor) and one month ended January 31, 2024 (Predecessor) appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to the Company’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Certain amounts may not foot due to rounding.

In this section, references to “Ionic Digital” or the “Successor,” refer to Ionic Digital Inc., the Company that acquired substantially all of the assets and assumed certain liabilities from Celsius Mining LLC (the “Predecessor” or “Celsius Mining”) following the Chapter 11 bankruptcy filing of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”). References to the “Company,” “we,” “us” and “our” refer to Ionic Digital for periods on or after January 31, 2024.

Overview

We are a digital infrastructure solutions and cryptocurrency mining company. We began as a pure-play cryptocurrency mining company when we were formed in January 2024 to acquire all of the cryptocurrency mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of powered digital infrastructure assets. Historically, we have monetized these assets by efficiently mining bitcoin. More recently, we have sought to achieve this objective by primarily leasing our digital infrastructure assets to hyperscalers, enterprise customers and other businesses for high-performance computing (“HPC”) and artificial intelligence (“AI”) cloud infrastructure.

Although we began as a pure-play bitcoin mining operator, we have successfully demonstrated our ability to convert and optimize our infrastructure, including transitioning our Ward County property for use as an HPC/AI data center. Entry into the Nscale Agreement is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to better monetize our Ward County site. We believe our agreement with Nscale represents a transformative transaction, significantly increasing the value of our company and accelerating our strategy to build a diversified digital infrastructure solutions platform with the flexibility to monetize our sites across data centers and other digital infrastructure applications, as market conditions evolve. Our strong balance sheet also gives us the ability to better monetize sites currently mining bitcoin, expand into other markets, and develop additional powered shell data centers. The combination of an existing cryptocurrency mining business, and the Nscale Agreement, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale Ward County LLC (together, with its affiliates, “Nscale”), a global hyperscaler engineered for sovereign-grade AI infrastructure at our Ward County property in West Texas. In February 2026, we amended the lease. We refer to the lease, as amended, as the “Nscale Agreement.” Our Ward County property has a current energy capacity of 234 MW. We received our first payment under the Nscale Agreement in November 2025, and monthly fixed lease payments will commence in August 2026. Payments under the lease represent total contracted revenues of approximately $1.95 billion.

We are seeking to expand the energy capacity at the Ward County property to 700 MW, which we believe would advance the monetization of our owned powered digital infrastructure assets. In addition to the 234 MW currently leased to Nscale, the Nscale Agreement contractually obligates Nscale will lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million. At the fully expanded capacity of 700 MW, our total capital expenditures are currently expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use that power capacity for our own cryptocurrency mining operations.

Our cryptocurrency mining operation utilizes specialized computers, also known as “miners,” which use ASIC chips to solve complex cryptographic algorithms to support the bitcoin blockchain in a process known as “solving a block.” In exchange for solving the cryptographic problem required to create a new block on the bitcoin blockchain we receive block rewards, or compensation paid in bitcoin that is programmed into the bitcoin software and awarded to a miner, or a group of miners. Block rewards are fixed and the Bitcoin network is designed to reduce them periodically, approximately every four years, through halving. Most recently, in April 2024, the block reward was reduced from 6.25 to 3.125 bitcoin. The next halving event, which will reduce the block reward to 1.5625 bitcoin, is estimated to occur in April 2028.

Bitcoin miners also collect transaction fees for certain transactions they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction fees, but transaction fees vary and it is difficult to predict what transaction fees will be in the future. Bitcoin miners also collect transaction fees for certain transactions they confirm.

We contribute our computing power, or hashrate, to a third-party mining pool in exchange for a proportionate share of the block rewards and transaction fees earned by the mining pool.

As of December 31, 2025, we have 112 MW available at our self-mining sites and 60 MW of energy capacity at a hosted site for which the contract was terminated during the first quarter of 2026. We acquired 15,000 refurbished miners during 2025 and, as of December 31, 2025, we owned approximately 125,100 miners with an aggregate hashrate capacity of approximately 12.6 EH/s. As of the date of this prospectus, none of our miners serve as collateral in any financing arrangement.

During the year ended December 31, 2025, we mined 1,331.0 bitcoin, net of mining pool participation fees of 6.1 bitcoin and revenue share paid to our hosting partners of 6.4 bitcoin, an average of 3.6 net bitcoin mined per day. During the same period, we sold 1,009 bitcoin at an average price of $100,547, generating aggregate gross proceeds of $101.5 million.

During the eleven months ended December 31, 2024, we mined 1,988.3 bitcoin, net of mining pool participation fees of 3.2 bitcoin and revenue share paid to our hosting partners of 87.2 bitcoin, an average of 5.9 net bitcoin mined per day. During the same period, we sold 150.2 bitcoin at an average price of $67,340, generating aggregate gross proceeds of $10.1 million.

As of December 31, 2025, we held a total of 2,719 bitcoin in treasury.

During the year ended December 31, 2025, our mining operations earned 1,337 bitcoin net of mining pool participation fees, equating to $135.6 million in cryptocurrency mining revenue. Costs of mining revenues primarily consist of energy and facilities management costs at our self-mining sites as we reduced our reliance on our hosted mining sites, thereby reducing hosting fees. Operating costs for the year ended December 31, 2025 were driven by (a) impairment losses on long-lived assets resulting from the declining market conditions during the fourth quarter 2025; (b) impairment loss on goodwill allocated to the cryptocurrency mining business segment; (c) changes in the fair value of our cryptocurrency held in treasury, offset by the realized gain on sales of cryptocurrency made to fund operations during the period; and (d) depreciation expenses, which increased from the eleven months ended December 31, 2024 as the fourth building at Ward Country was energized for cryptocurrency mining and began depreciating in January 2025.

During the eleven months ended December 31, 2024, our mining operations earned 2,075 bitcoin net of mining pool participation fees as we worked to bring our miners online throughout that period, equating to $138.4 million in cryptocurrency mining revenue. Costs of revenue were driven by hosting fees at our three hosted sites, as well as three of the four buildings at our Ward County facility being energized for purposes of cryptocurrency mining. Operating costs for the eleven months ended December 31, 2024 were driven by depreciation expense, offset by a gain in the fair value of our bitcoin held in treasury.

Our financial performance from cryptocurrency mining during the eleven months ended December 31, 2024 reflects a critical foundation-building phase that has set the groundwork for future growth, marked by execution of the Company’s strategic transition from hosted sites to a self-mining operation through investment in our operating sites in West Texas, including Ward County. Now, during the year ended December 31, 2025, we are diversifying our revenue streams into other digital infrastructure solutions serving the HPC/AI sector. See “Business—Properties— Ward County.” We took on no debt to accomplish these strategic initiatives.

Our future financial operating strategy includes mining and holding bitcoin on our balance sheet, subject to opportunistically liquidating our bitcoin holdings to maintain prudent minimum cash to meet our cash flow requirements. The Company believes this bitcoin treasury strategy provides the greatest opportunity to maximize returns through appreciation in value and long-term growth prospects. We anticipate using the liquidity and appreciated value from our operating activities in excess of working capital requirements to explore future potential opportunities to invest in new digital infrastructure solutions, acquire more efficient miners, develop additional data center sites, and/or pursue other growth-oriented strategic opportunities.

Trends and Key Factors Affecting Performance2

Ability to Access Power Capacity

Increases in Bitcoin network hashrate drive greater demand for additional miners. Additional miners require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to bitcoin mining. We aim to continue to leverage our existing relationships and develop new relationships within the energy industry to secure low-cost power capacity.

Energy Costs

Energy costs are the most significant driver of the profitability of our mining business as well as digital infrastructure solutions and can be highly volatile. Network difficulty heavily impacts the amount of energy utilized to earn a bitcoin. We manage our cost of electricity through participation in various demand response programs, power purchase agreements, and curtailment of miners when electricity prices make it unprofitable to mine bitcoin. The Predecessor entered into energy derivatives contracts, which expired in May 2024, and we may do so in the future as well. Geopolitical and macroeconomic factors, such as overseas military or economic conflict between states, can adversely affect electricity costs by raising the cost of power generation inputs such as natural gas. Other events out of our control can also impact electricity costs and availability. In certain power markets, financial hedging can be employed to protect buyers from the financial impact of significant increases in power prices.

Electricity costs may be adversely affected by macroeconomic or geopolitical events. For example, Russia’s invasion of Ukraine in February 2022 exerted pressure on the global energy market, particularly Europe’s natural gas supply. Higher liquid natural gas import needs in Europe previously resulted in increased volatility and worldwide supply tensions. The conflict added further pressure to supply chain disruptions and likely supported rising inflation through higher commodity prices. The U.S. experienced elevated electricity pricing possibly due to this conflict, although we have no, and do not intend to have any, direct operations in Russia or Ukraine. The current conflict in Iran has also affected global energy and transportation markets, in particular, the volatility of oil prices due to attacks on infrastructure and blockages of the Strait of Hormuz.

Our energy costs at our self-mining sites totaled $53.6 million for the year ended December 31, 2025 (Successor), compared to $29.1 million for the eleven months ended December 31, 2024 (Successor), and $2.5 million for the one month ended January 31, 2024 (Predecessor). The increase in energy costs was due to an increase in the number of miners that were hashing throughout the year. Of the miners acquired from the Predecessor on January 31, 2024, approximately 27,200 miners were deployed and actively hashing at our self-mining sites at that time, which had a capacity of approximately 87 MW. After the final building at the Ward County facility came online in January 2025, and prior to the decommissioning of the Ward County facility, we had total energy capacity of approximately 321 MW at our self-mining sites. As a result of the decommissioning of the self-mining at Ward County facility during the fourth quarter of 2025, the usable capacity at our self-mining sites was reduced to approximately 87 MW deployed for cryptocurrency mining operations.

During all periods, we also utilized hosting service providers, for which energy costs are included within the total hosting fees. Both energy costs and hosting fees are reported as Costs of mining revenues, exclusive of depreciation in the Consolidated Statements of Operations.

Bitcoin Market Price

Our business is heavily dependent on the price of bitcoin. The prices of cryptocurrency assets, including bitcoin, have historically experienced substantial volatility. Changes in the market price of bitcoin may have little or no correlation to identifiable market forces and may be subject to rapidly changing investor sentiment. Bitcoin may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand and media reporting.

Halving

Changes to the quantity of bitcoin rewarded per block could directly impact our operating results. The Bitcoin network is subject to periodic scheduled changes in the quantity of bitcoin rewarded per block, known as the halving (“Halving”). Most recently, on April 19, 2024, the block reward was reduced from 6.25 to 3.125 bitcoin. The next Halving event, which will reduce the block reward to 1.5625 bitcoin per block, is estimated to occur in April 2028. This Halving process will repeat until the total amount of bitcoin rewards issued reaches 21 million and the supply of new bitcoin is exhausted, which is presently expected to occur around 2140. Potential future Halving will decrease the amount of bitcoin rewards that we will receive for the block solved, and there is no guarantee the price of bitcoin will adjust accordingly.

Network Difficulty

Additional mining machines deployed onto the Bitcoin network by any participant increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the Bitcoin network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which requires approximately 2^32 hashes. Changes in network difficulty can adversely affect our mining revenue and margins going forward if the amount of hash time to mine a new block is increased.

Ability to Source Additional Miners

Our mining business will be directly impacted by our ability to increase our hashrate and our resulting share of network rewards. Our ability to increase our hashrate depends on purchasing or renting additional miners which are competitive, at cost-effective prices and lead times.

Ability to Access Capital Markets

Bitcoin mining is highly capital intensive. Our ability to scale infrastructure and expand our fleet of miners may depend on our ability to access the capital markets.

Demand for Digital Infrastructure Solutions

The planned growth of our digital infrastructure solutions business, through increased investment in HPC/AI infrastructure over the next several years, should gradually reduce our overall exposure to volatility in the spot price of bitcoin as digital infrastructure solutions begins to account for a larger percentage of our financial results. The digital infrastructure solutions business is characterized by implementation of long-term contracts with customers spanning several years and terms and conditions resulting in stable, predictable revenue and cash flows over the contract period.

Our Competition and Customers

Digital asset mining is increasingly dominated by large-scale industrial operators and, in some cases, sovereign nation-states with substantial resources. Competition spans hardware procurement, capital access, low-cost power, and high-power site development. While sector-wide transparency remains limited, available data indicates that network hashrate has continued to rise as both new entrants and existing competitors deploy additional capacity. We believe our mining fleet and low-cost power portfolio position us competitively as the industry matures.

In addition to factors underlying our mining business growth and profitability, the success of our digital infrastructure solutions business greatly depends on our ability to retain and develop opportunities with our existing customer, to secure additional infrastructure, and to attract new customers. In our digital infrastructure solutions business, we compete with data center REITs, developers, hyperscalers, and other bitcoin miners with facilities suitable for HPC workloads, primarily for high-power sites and the capital to develop them. We believe our operational track record and development expertise position us to effectively capture the strong and growing demand for high-power data center capacity.

Cost to Earn One Bitcoin

Our profitability in bitcoin mining was, and will continue to be, heavily dependent upon our cost to earn one bitcoin, which we calculate as Cost of mining revenues, exclusive of depreciation as reported in the Consolidated Statement of Operations, divided by the number of bitcoin earned in the period. Management believes that the cost to earn a bitcoin is a key indicator of gross profitability.

The following table provides details regarding the productivity and related costs at our self-mining facilities during the periods presented:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands, other than Cost per kWh)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Metrics: Self-Mining Sites
Active miners at self-mining facilities(1)	24,900	81,700	27,200
Total kWhs utilized	1,475,467,917	801,330,632	54,753,694

Total bitcoin mined at self-mining facilities(2)	1,028.8	977.4	148.2
Cryptocurrency mining revenue earned at self-mining facilities(2)	$104,917	$67,335	$6,370
Total energy costs	$53,563	$29,103	$2,517
Other direct costs of mining	$9,290	$10,225	$460

Cost per kWh	$0.036	$0.036	$0.046
Energy costs as percentage of cryptocurrency mining revenue, net	51.1%	43.2%	39.5%

(1)	“Active miners” represents the approximate total number of miners hashing at our self-mining facilities during the final month of the periods presented. Data for the Predecessor is approximated based on available records and performance data, which may originate from sources different than those currently employed by Ionic Digital.
(2)	Total bitcoin mined is net of mining pool participation fees paid in bitcoin.

Energy costs are the most significant component of our cost to earn one bitcoin at self-mining sites and are primarily driven by the number of miners deployed, miner uptime, and the underlying price of electricity. At our self-mining sites, energy costs incurred represented 51.1% of cryptocurrency mining revenue earned at those sites during the year ended December 31, 2025 (Successor), compared with 43.2% during the eleven months ended December 31, 2024 (Successor), and 39.5% during the one month ended January 31, 2024 (Predecessor). The average energy cost across our self-mining locations was $0.036 per kilowatt-hour (“kWh”) during the year ended December 31, 2025 (Successor), compared with $0.036 per kWh during the eleven months ended December 31, 2024 (Successor) and $0.046 per kWh during the one month ended January 31, 2024 (Predecessor), respectively.

The Company and its Predecessor also had bitcoin mining operations at hosted facilities during the periods presented. The Successor terminated the hosting agreement with USMIO Alpha LLC, a wholly-owned subsidiary of Hut 8, in November 2024, and terminated its hosting agreement with EZ Blockchain in May 2025. As of December 31, 2025, the Company’s only remaining hosted bitcoin operations are with GXD in Oklahoma, the contract for which was terminated in the first quarter of 2026. The table below summarizes operating statistics for our hosted bitcoin mining sites during the periods presented.

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands, other than Cost per kWh)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Metrics: Hosted Mining Sites
Active miners at hosted facilities(1)	15,700	25,000	38,800
Total kWhs utilized	429,478,818	805,413,331	80,855,175

Total bitcoin mined at hosted facilities(2)	308.6	1,098.1	209.7
Cryptocurrency mining revenue earned at hosted facilities	$30,644	$71,093	$9,011
Total hosting and revenue share expense	$25,123	$51,158	$6,691

Hosting fees per kWh	$0.058	$0.064	$0.083
Hosting and revenue share expense as percentage of cryptocurrency mining revenue, net	82.0%	72.0%	74.3%

(1)	“Active miners” represents the total number of miners hashing at our hosted facilities during the final month of the periods presented. Data for the Predecessor is approximated based on available records and performance data, which may originate from different sources than those currently employed by Ionic Digital.
(2)	Total bitcoin mined is net of mining pool participation fees paid in bitcoin.

For our hosted locations, the largest component of direct costs of mining is the operating fees we pay to the hosting facility. As with our self-mining sites, energy costs are the largest component of the hosting fees. We also pay to each hosting partner a revenue share amount, whether in bitcoin or in U.S. dollars, which fluctuates based on our production of bitcoin at each respective facility. For the year ended December 31, 2025 (Successor), the hosting fees and revenue share expense was 82.0% of cryptocurrency mining revenues earned at our hosted sites. Hosting fees and revenue share expense combined were 72.0% of cryptocurrency mining revenues during the eleven months ended December 31, 2024 (Successor) and 74.3% of cryptocurrency mining revenue for the one month ended January 31, 2024 (Predecessor).

The table below describes the average cost to earn one bitcoin for the year ended December 31, 2025 (Successor), eleven months ended December 31, 2024 (Successor) and the one month ended January 31, 2024 (Predecessor) and the total energy usage and cost per each kWh utilized within both our self-mining and hosted facilities.

	Successor		Predecessor (Debtor-in- Possession)
($ in whole numbers, other than cryptocurrency mining revenues)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Cryptocurrency mining revenues ($ in thousands)	$135,561	$138,428	$15,381
Total bitcoin earned, net of pool participation fees	1,337	2,075	358

Cost of revenue per one bitcoin earned at self-mining sites:
Cost of energy per one bitcoin earned	$52,064	$29,777	$16,982
Other direct costs of mining - non energy utilities per one bitcoin earned	9,030	10,462	3,104
Cost to mine one bitcoin at self-mining sites	$61,094	$40,239	$20,086

Cost of revenue per one bitcoin earned at hosted sites:
Hosting and revenue share expense per one bitcoin	$81,397	$46,587	$31,913

Total cost to earn one bitcoin
Average cryptocurrency mining revenue per one bitcoin earned (1)	$101,358	$66,697	$42,979
Average cost to earn one bitcoin (2)	$65,779	$43,597	$27,015
Cost to earn one bitcoin as % of cryptocurrency mining revenue per bitcoin earned	64.9%	65.4%	62.9%

(1)	Average revenue of each bitcoin mined is calculated as total cryptocurrency mining revenue, inclusive of self-mining and hosted facilities, divided by the total number of bitcoin earned during the respective periods. We use Coinbase Global, Inc. as the principal market for valuing bitcoin transactions, and measure our revenue earned based on the quoted spot price of bitcoin at 00:00:00 UTC on the date the bitcoin reward is earned.
(2)	Average cost to earn one bitcoin is calculated as the Cost of mining revenues, exclusive of depreciation, divided by the total number of bitcoin mined during the respective period. This calculation excludes (a) the costs of financing as all miner purchases are paid in cash, and (b) the costs of leasing certain facilities which are immaterial to the overall costs.

The average cost to earn one bitcoin excludes depreciation expense, a non-cash expense that we do not consider in determining the economical feasibility of operating our mining equipment. Depreciation expense reflects historical expenditures in mining assets rather than providing a current or future indicator of cash flows. As a result, we exclude depreciation of past capital investments in our historical or forecasted breakeven analysis.

If depreciation costs of our mining equipment were considered, the average cost to earn one bitcoin would increase to $99,540 for the year ended December 31, 2025, compared with $59,021 for the eleven months ended December 31, 2024. If depreciation costs of the Predecessor’s mining equipment were considered for the one month ended January 31, 2024, the average cost to earn one bitcoin would increase to $42,831.

Key Operating and Financial Indicators

In addition to our US GAAP financial results, we use Adjusted gross profit and Adjusted EBITDA, as well as the following key operating indicators to evaluate the business, identify trends and make strategic decisions.

The following table presents the Company’s key operating indicators for the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor), and the one month ended January 31, 2024 (Predecessor). While Net income (loss) is the primary financial measure that management uses to assess the Company’s performance, we also assess performance using Adjusted Gross Profit and Adjusted EBITDA, two non-GAAP measures. For the definitions of Adjusted gross profit and Adjusted EBITDA and reconciliations to the Company’s most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Adjusted gross profit” and “—Adjusted EBITDA” below.

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Quantity of bitcoin earned	1,337	2,075	358
Net income (loss)	$(247,723)	$40,145	$(10,388)
Adjusted gross profit	$53,400	$47,942	$5,713
Adjusted EBITDA	$(11,223)	$84,960	$1,425

We also consider the following non-financial metrics in assessing the productivity and efficiency of our cryptocurrency mining operations:

	Successor		Predecessor (Debtor-in- Possession)(6)
	As of December 31, 2025	As of December 31, 2024	As of January 31, 2024
Total miners owned(1)	125,100	127,200	127,800
Total hashrate (Eh/s)(2)	12.6	12.7	12.7

Active miners(3)	40,600	106,700	65,800
Hashrate contributed (Eh/s)(4)	2.9	9.3	6.0
Network hashrate (Eh/s)(5)	1,048.5	778.5	521.3

(1)	“Total miners owned” represents an approximation of the entirety of our fleet of miners, including both miners deployed and miners in storage, during the final month of the periods presented.

(2)	“Total hashrate” is the combined hashrate of all miners we owned during the final month of the periods presented, based on manufacturers’ specifications.

(3)	“Active Miners” represents the approximate total number of miners hashing at our self-mining and hosted facilities during the final month of the periods presented.

(4)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less than manufacturers’ specifications due to curtailment or maintenance downtime.

(5)	“Network hashrate” is the total computational power of miners used globally in the Bitcoin network during the final month of the periods presented. Data sourced from CoinMetrics.io.

(6)	Data for the Predecessor is approximated based on available records and performance data, which may originate from different sources than those currently employed by Ionic Digital.

Hashrate

We operate mining hardware, or “miners,” which produce “hash” computations to attempt to solve a new block in the bitcoin blockchain. Hash computations are measured in “hashrate” or “hashes per second.”

“Total hashrate” is the combined hashrate of all miners we owned during the final month of the periods presented based on miners’ specifications, including both miners deployed and miners in storage. “Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less due to curtailment or maintenance downtime.

“Network hashrate” is the total hashrate or computing power contributed to the Bitcoin network. Mining pools combine the hashrate for numerous miners across the industry to increase the chances of solving a block on the bitcoin blockchain. The greater the share of a mining pool’s hashrate compared to the rest of the network, the greater the probability of success that the mining pool solves a new block and earns the bitcoin reward. We currently utilize a mining pool that pays us bitcoin rewards utilizing a Full-Pay-Per-Share payout model, where miners receive a fixed payout of block rewards and transaction fees based on the hashrate they contribute to the mining pool, regardless of whether the pool successfully mines a block. While the Network hashrate does not directly influence the success of our mining efforts (see “Business—Overview of Bitcoin and the Bitcoin Mining Industry—Hashrate and Difficulty”) management considers it, relative to our total hashrate, a very strong indicator of the expected results of our mining efforts.

Bitcoin earned

Our management views total bitcoin earned as a key metric for our cryptocurrency mining business. Trends in total bitcoin earned were previously, and will continue to be, impacted by our ability to deploy additional miners, and by our ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. Across all of our self-mining and hosted sites, we earned 1,337 bitcoin, 2,075 bitcoin, and 358 bitcoin, net of pool participation fees, during the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024, respectively. These values represent the total bitcoin earned before hosting fees. Bitcoin earned each quarter is summarized in the table below.

	Successor		Predecessor (Debtor-in- Possession)
Quarter	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
First quarter	440	640	358
Second quarter	380	610	–
Third quarter	325	374	–
Fourth quarter	192	451	–
Total	1,337	2,075	358

Net income (loss) (Successor)

For the year ended December 31, 2025, the Company recorded a net loss of $247.7 million. Cryptocurrency mining revenue comprised 95.9% of revenue earned during the year ended December 31, 2025 and was offset by numerous changes to operating factors as compared to the prior eleven months ended December 31, 2024 that are driving the net loss in 2025, including (a) a $24.3 million increase in depreciation expense resulting primarily from the energization of the final building at the Ward County facility in January 2025; (b) a decline in the fair value of bitcoin during the fourth quarter of 2025, which drove the $66.8 million loss on the fair value of bitcoin. This sustained downturn in the value of bitcoin during the fourth quarter of 2025 prompted management to evaluate the recoverability of its long-lived tangible and intangible assets as of December 31, 2025, which resulted in the recognition of an impairment loss of $150.3 million on the long-lived assets used in our mining operations, as well as a $68.2 million impairment of the goodwill allocated to our cryptocurrency mining segment. In addition, we recorded $10.2 million realized loss on the disposal of property and equipment resulting from the sale of mining equipment previously housed at our site hosted by EZB, assets acquired from Celsius Mining determined not to be usable in the Company’s future operations, and scrap from the decommissioning of cryptocurrency mining activities at our Ward County facility. Offsetting these significant losses is an increase in the number of bitcoin sold to fund operations during the year ended December 31, 2025, which resulted in $47.4 million gains on the sale of cryptocurrency, a $41.9 million increase from the eleven months ended December 31, 2024.

In comparison, net income totaled $40.1 million for the eleven months ended December 31, 2024 and was comprised primarily of bitcoin earned through mining, offset by fees paid to hosting service providers, project management fees pursuant to the Mining MSA, and energy and labor costs at self-mining facilities. The significant increase in the fair value of bitcoin during the eleven months ended December 31, 2024 resulted in a $71.7 million unrealized gain on the fair value of bitcoin we held. We also realized a gain on our investments in available-for-sale debt securities during the period totaling $2.4 million. See “—Results of Operations” below for a discussion of the underlying drivers of net income (loss) for the year ended December 31, 2025 and the eleven months ended December 31, 2024.

Net (loss) (Predecessor)

For the one month ended January 31, 2024, the Predecessor recognized a net loss of $10.4 million, which consisted of $15.4 million of net bitcoin earned through mining, offset by $9.7 million costs of mining revenue, such as energy costs and hosting fees. The net loss for the period was primarily driven by $5.4 million in reorganization costs allocated from the former affiliate companies, as well as a $6.2 million depreciation expense and a $1.8 million loss on the write-off of miners lost in transit between facilities. See “—Results of Operations” below for a full discussion of the underlying drivers of net loss for the one month ended January 31, 2024.

Adjusted gross profit

Adjusted gross profit is a non-GAAP financial measure. We define Adjusted gross profit as gross profit exclusive of depreciation. We rely on Adjusted gross profit to evaluate our business, measure our performance, and make strategic decisions. It is used by our Chief Operating Decision Maker (“CODM”) when making decisions regarding the allocation of resources to operating segments.

We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing the Company’s financial performance by excluding non-cash depreciation expense which is representative of historical investments and which we do not believe is indicative of our current operating performance. Gross profit is the GAAP measure most directly comparable to Adjusted gross profit. Our non-GAAP financial measures should not be considered as an alternative to the most directly comparable GAAP financial measures. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis.

The following table provides a reconciliation of Gross Profit to Adjusted Gross Profit:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024

Revenue	$141,398	$138,428	$15,381
Cost of revenue, excluding depreciation	(87,998)	(90,486)	(9,668)
Depreciation	(66,702)	(42,360)	(6,216)
Gross profit	$(13,302)	$5,582	$(503)

Depreciation	66,702	42,360	6,216
Adjusted gross profit	$53,400	$47,942	$5,713

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, and amortization, further adjusted by certain non-recurring or infrequent costs and income, including the unrealized gain or loss on energy derivatives and other investments, one-time gains or losses on certain litigation settlements, share-based compensation, impairment on intangible and long-lived assets, and other non-recurring costs incurred, as detailed in the table below. We rely on Adjusted EBITDA to evaluate our business, measure our performance, and make strategic decisions. Our management team uses Adjusted EBITDA to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP.

We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing the Company’s historical financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. We may also incur unusual or non-recurring items in the future that may affect Adjusted EBITDA, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of the Predecessor’s historical results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Net income (loss)	$(247,723)	$40,145	$(10,388)
Interest (income) expense	(1,215)	(1,885)	-
Provision (benefit) for income taxes	(66,061)	12,305	22
Depreciation	66,702	42,360	6,216
Amortization	21	15	-
Share-based compensation expense(1)	3,500	1,107	-
Goodwill impairment	68,170	-	-
Impairment of long-lived assets(2)	150,325	-	-
Conversion of self-mining site:(3)
Costs incurred to prepare site for leasing	5,916	-	-
Realized loss on the disposal of property and equipment	5,713	-	-
Realized gain on investments(4)	-	(2,422)	-
(Gain) loss on litigation settlement(5)	3,429	(6,817)	-
Other one-time liability(6)	-	152	-
Unrealized (gain) loss on energy derivatives	-	-	159
Reorganization items, net	-	-	5,416
Adjusted EBITDA	$(11,223)	$84,960	$1,425

(1)	Share-based compensation during the year ended December 31, 2025 relates to restricted stock units and performance restricted stock units issued to employees and board members. Share-based compensation during the eleven months ended December 31, 2024 reflects the discount the Hut 8 service provider received on its purchase of Class A common stock on January 31, 2024. See further details in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(2)	Impairment of the property and equipment held for use in our cryptocurrency mining operations was triggered by the sustained decline in bitcoin market conditions during the fourth quarter of 2025. This is removed as a non-cash, unusual item that management does not expect to recur.

(3)	Represents costs incurred to prepare the Ward County assets for transfer to the tenant under the Nscale Agreement, as well as the loss recognized as a result of disposals of property and equipment from the decommissioning of cryptocurrency mining assets at the Ward County facility.

(4)	Gain recognized on treasury securities held to maturity. Management does not expect to have future investment holdings other than bitcoin; thus, this is removed as a one-time gain.

(5)	Loss on litigation settlement during the year ended December 31, 2025 reflects a settlement to resolve shareholder actions. The gain on litigation settlement during the eleven months ended December 31, 2024 is resulting from the settlement of an agreement Ionic Digital assumed from its Predecessor in the asset acquisition on January 31, 2024. See further details in Note 18 to the consolidated financial statements included elsewhere in this prospectus.

(6)	This one-time liability represents an additional liability assumed by Ionic from its Predecessor arising from an ongoing contract dispute with Mawson Infrastructure Group, which is currently in arbitration. See further details in Note 17 to the consolidated financial statements included elsewhere in this prospectus.

Results of Operations

The results of operations in this section describe the results of the Company and its Predecessor, for the periods indicated herein. At the close of business on January 31, 2024, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining. The Company accounted for the Business Combination in accordance with FASB ASC Topic 805, Business Combinations. Ionic Digital was determined to be the legal and accounting acquirer and Celsius Mining was deemed to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting and the Successor’s financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. As a result, the Company’s financial information is separated into two distinct periods to indicate the different ownership and accounting bases between the periods presented: the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor), and the one month ended January 31, 2024 (Predecessor), which is the period prior to consummation of the Business Combination.

Comparison of the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor) and the one month ended January 31, 2024 (Predecessor)

The following tables summarize the Successor’s results of operations for the year ended December 31, 2025, the eleven months ended December 31, 2024, and the Predecessor’s results of operations for the one month ended January 31, 2024:

	Successor		Predecessor (Debtor-in-Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Revenue:
Cryptocurrency mining	$135,561	$138,428	$15,381
Digital infrastructure solutions revenue	5,837	-	-
Total revenue	$141,398	$138,428	$15,381

Costs and operating expenses:
Cost of mining revenue, exclusive of depreciation	87,976	90,486	9,668
Cost of digital infrastructure solutions revenue, exclusive of depreciation	22	-	-
Depreciation	66,702	42,360	6,216
General and administrative expenses	49,026	40,600	2,633
(Gain) loss on fair value of cryptocurrency assets	66,788	(71,744)	150
Realized gain on sale of cryptocurrency assets	(47,404)	(5,532)	(485)
(Gain) loss on disposal of property and equipment	10,160	(325)	1,793
Impairment of long-lived assets	150,325	-	-
Goodwill impairment	68,170	-	-
Other operating expenses, net	999	1,105	197
Total operating expenses	452,764	96,950	20,172
Operating income (loss)	$(311,366)	$41,478	$(4,791)
Other income (expense):
Interest income	1,215	1,885	-
Realized loss on cryptocurrency derivatives	(204)
Unrealized loss on energy derivatives	-	-	(159)
Realized gain on investments	-	2,422	-
Gain (loss) on litigation settlement	(3,429)	6,817	-
Other (expense)	-	(152)	-
Reorganization items, net	-	-	(5,416)
Other income (expense), net	(2,418)	10,972	(5,575)
Income (loss) before provision for income taxes	$(313,784)	$52,450	$(10,366)
Provision (benefit) for income taxes	(66,061)	12,305	22
Net income (loss)	$(247,723)	$40,145	$(10,388)

Revenue

Cryptocurrency mining revenues

Cryptocurrency mining revenue represents revenue earned from the mining of bitcoin. We participate in a third-party operated mining pool to which we provide the service of performing hash calculations, an output of our ordinary activities, in exchange for bitcoin. Our revenue is determined by the price of bitcoin, the hashrate generated by our miners, the block reward and transaction fee reward established by the Bitcoin network, and the network difficulty.

Cryptocurrency mining revenue for the year ended December 31, 2025 was $135.6 million compared to $138.4 million for the eleven months ended December 31, 2024. The $2.8 million, or 2%, decrease in cryptocurrency mining revenue was primarily attributable to the growth in network difficulty during 2025, which decreased the block rewards we were able to earn with our existing mining fleet. This growth in network difficulty was offset by higher bitcoin prices during much of 2025, as well as by increased mining capacity at our Ward County facility. During the eleven months ended December 31, 2024, we slowly ramped up bitcoin production with the energization of three out of four buildings at our Ward County facility, increasing the number of active miners at our self-mining facilities by approximately 62%. Expansion continued in January 2025 with the energization of the final building at Ward County, a level of activity that was maintained until November 2025 when we began decommissioning our cryptocurrency mining operations at Ward County to enable the strategic repurposing of the facility for our new digital infrastructure business. Total bitcoin mined, net of pool participation fees, was 1,337 and 2,075 for the year ended December 31, 2025 and the eleven months ended December 31, 2024, respectively, which primarily reflected the April 2024 bitcoin halving and the termination of two hosting agreements with Alpha and EZB within a six month timeframe. Our year over year bitcoin production was also negatively impacted by the 45% increase in average network difficulty from 88.7 T during the eleven months ended December 31, 2024 to 128.6 T during the year ended December 31, 2025.

The Predecessor mined 358 bitcoin during the one month ended January 31, 2024, which equated to $15.4 million cryptocurrency mining revenue in that period. This bitcoin was earned prior to the Halving event in April 2024, which cut the bitcoin block reward in half to 3.125 per block solved and contributed to the lower number of bitcoin mined by the Successor.

The following table provides the key network and mining metrics impacting Cryptocurrency mining revenues, net during the periods presented:

	Successor		Predecessor (Debtor-in- Possession)
	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Key Network & Mining Metrics
Company:
Cryptocurrency mining revenues ($ in thousands)	$135,561	$138,428	$15,381
Average hashrate contributed (EH/s)(1)	7.2	6.5	6.0
Bitcoin mined, net of pool participation fees	1,337	2,075	358
Average market price of bitcoin(2)	$101,614	$67,928	$42,911

Network:(3)
Average network difficulty (in trillions)	128.6	88.7	72.0
Weighted average reward per block	3.1	3.9	6.3

(1)	“Average hashrate contributed” is calculated as the average daily hashrate our actively hashing miners in self-mining and hosted facilities contributed to our mining pool during the periods presented.

(2)	“Average market price of bitcoin” is calculated as the average daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase for the periods presented.

(3)	Network data is sourced from CoinMetrics.io.

Digital infrastructure leasing revenues

Digital infrastructure leasing revenue consists of revenue earned from leasing arrangements at our owned digital infrastructure site. For the year ended December 31, 2025, we recognized $5.8 million of digital infrastructure leasing revenue, representing the recognition of revenue associated with the Nscale Agreement.

There was no comparable digital infrastructure leasing revenue for the eleven months ended December 31, 2024, as the Ward County site was operated exclusively as a bitcoin mining facility during that period. The commencement of digital infrastructure leasing revenue during 2025 represents an important shift in the Company’s revenue mix toward contracted, long term, dollar denominated cash flows, consistent with our strategy of transitioning a portion of our infrastructure portfolio toward HPC/AI focused uses.

Costs of revenues and operating expenses

Cost of mining revenues, exclusive of depreciation

Cost of mining revenues, exclusive of depreciation, consists primarily of energy and labor costs to operate our self-mining facilities and hosting fees to operate our hosted facilities. The following table details the components of Cost of mining revenue, exclusive of depreciation during the periods presented:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Cost of mining revenue, exclusive of depreciation at self-mining sites:
Energy costs	$53,563	$29,103	$2,517
Other direct costs of mining, non-energy utilities	9,290	10,225	460
Cost of mining revenue at self-mining sites	$62,853	$39,328	$2,977

Cost of mining revenue, exclusive of depreciation at hosted sites:
Hosting and revenue share expense	$25,123	$51,158	$6,691

Total Cost of mining revenue, exclusive of depreciation	$87,976	$90,486	$9,668

For the year ended December 31, 2025, costs of mining revenues, exclusive of depreciation totaled $88.0 million compared with $90.5 million for the eleven months ended December 31, 2024. The cost of mining revenues, exclusive of depreciation, remained relatively consistent for the year ended December 31, 2025 as compared to the eleven months ended December 31, 2024. The $26.0 million reduction in hosting and revenue share expense, driven by the decommissioning of our hosted sites with USMIO Alpha LLC and EZB, was offset by a $24.5 million increase in energy costs at our self-mining sites due to the increased number of active miners during 2025 as compared with the prior period.

The Predecessor recognized $9.7 million in costs of mining revenue for the one month ended January 31, 2024, which is greater than an average month of costs of mining revenue during the year ended December 31, 2025 due to the mix of miners active at hosted sites versus self-mining sites during the one-month ended January 31, 2024.

Electricity costs, which are a component of both self-mining and hosting costs of mining revenues, were and remain the most significant direct bitcoin mining expenditure. The price of electricity has historically been and may continue to be volatile.

Cost of digital infrastructure leasing revenues

Cost of digital infrastructure leasing revenue represents the costs incurred to decommission cryptocurrency mining operations at Ward County in preparation for occupation by the tenant in accordance with the Nscale Agreement, as well as amortization of the initial direct costs of the lease contract and costs to maintain the facilities that are largely passed through to the customer. For the year ended December 31, 2025, the inaugural year of the contract, Cost of digital infrastructure leasing revenues was immaterial.

Depreciation

Depreciation expense for the year ended December 31, 2025 totaled $66.7 million, compared with $42.4 million for the eleven months ended December 31, 2024. The increase in depreciation expense of 57.5% for the year ended December 31, 2025 was primarily attributable to the cryptocurrency mining equipment at Ward County being placed in service during the entirety of 2025, rather than the partial year of depreciation expense reflected in the eleven months ended December 31, 2024 as assets were placed in service periodically as buildings were energized for bitcoin mining operations.

The Predecessor recognized $6.2 million for the one month ended January 31, 2024, which is primarily due to only one month of cost represented in the Predecessor period.

General and administrative (“G&A”) expenses

G&A expenses consist of service fees, professional fees, insurance, payroll, storage expenses, and sales taxes. The following table details the components of General and administrative expenses during the periods presented:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
General and administrative expenses
Mining MSA fees and other service compensation	$-	$10,875	$-
Professional fees	21,859	16,375	62
Insurance expense	4,277	3,912	282
Costs to prepare site for leasing	5,916	-	-
Payroll, director compensation, and related expenses	7,705	4,567	148
Service fees from parent company	-	-	1,791
Provision for credit losses	5,994	2,445	-
Other G&A expense(1)	3,275	2,426	350
Total general and administrative expenses	$49,026	$40,600	$2,633

(1)	The $3.3 million in Other G&A expense for the year ended December 31, 2025 consisted of $0.8 million in security expense, $0.7 million in technology expenses, and $1.8 million in other miscellaneous expenses. The $2.4 million in Other G&A expense for the eleven months ended December 31, 2024 consisted of $1.1 million in security expense and $1.3 million in other miscellaneous expenses.

G&A expenses of $49.0 million for the year ended December 31, 2025 represent an increase of 20.7% compared to $40.6 million for the eleven months ended December 31, 2024. The increase in G&A expenses is primarily attributable to higher professional fees, including $12.5 million legal fees and other advisory and compliance costs associated with preparing to operate as a public company. Increased personnel costs reflect the Company’s investment in director and executive leadership to execute on our strategic plans. These increases were offset by $10.9 million in compensation paid to Hut 8 in connection with the Mining MSA.

The Predecessor recorded $2.6 million of G&A expenses for the one month ended January 31, 2024, with the difference to G&A expenses during the year ended December 31, 2025 being the higher professional fees incurred by Ionic Digital as it stood up as new entity and began operations.

(Gain) loss on fair value of cryptocurrency

We recorded a loss on the fair value of cryptocurrency for the year ended December 31, 2025 (Successor) totaling $66.8 million, compared with a $71.7 million gain on the fair value of cryptocurrency for the eleven months ended December 31, 2024 (Successor) and a $0.2 million loss during the one month ended January 31, 2024. This activity represents the change in fair value of bitcoin held by us between the time the bitcoin was mined and the fair value of bitcoin as of the respective period-end, and reflects the volatility in the price of a bitcoin, which declined from a closing price of $93,354 as of December 31, 2024 to a closing price of $87,498 as of December 31, 2025.

Realized gain on sale of cryptocurrency assets

The realized gain on sales of cryptocurrency assets for the year ended December 31, 2025 (Successor) totaled $47.4 million on the sale of 1,009.0 bitcoin at an average spot price of $100,547 per bitcoin. This activity compares with $5.5 million realized gain on the sale of 150.2 bitcoin during the eleven months ended December 31, 2024 (Successor) at an average spot price of $67,340.

During the one month ended January 31, 2024 (Predecessor), the realized gain on the sale of cryptocurrency of $0.5 million was primarily due to the single month of activity represented.

(Gain) loss on disposal of property and equipment

The realized loss on disposal of property and equipment for the year ended December 31, 2025 totaled $10.2 million, compared with a realized gain of $0.3 million for the eleven months ended December 31, 2024 and a loss of $1.8 million in the one month ended January 31, 2024 (Predecessor). Of the loss recorded during 2025, $6.4 million related to mining equipment and other assets disposed as a result of decommissioning certain cryptocurrency mining sites, including assets previously located at the EZ Blockchain hosted facility as well as certain building and machinery and facilities equipment previously in service at the Ward County site that would no longer be required as we converted that site in accordance with the terms of the Nscale Agreement. We also recognized a loss of $3.8 million on the disposal of equipment we acquired from the Predecessor that was never placed in service by Ionic Digital.

Impairment of long-lived assets

Adverse changes in the economics of mining bitcoin in the fourth quarter of 2025, i.e., the sustained decline in bitcoin price without a corresponding decline in the global network hashrate difficulty, indicated the potential for impairment of the carrying value of the Company’s mining-related long-lived assets. After considering our reduced capacity for cryptocurrency mining, the efficiency of our mining fleet, and the projected market conditions of bitcoin mining, we determined that the carrying value of the assets was unlikely to be recoverable. As such, for the year ended December 31, 2025, we recognized impairment losses totaling $150.3 million used in our cryptocurrency mining operations.

For the eleven months ended December 31, 2024, the Company determined that no long-lived assets were impaired. Likewise, the Predecessor determined that no long-lived assets were impaired during the one month ended January 31, 2024.

Goodwill impairment

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), the Company reviews its goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

On October 14, 2025, the Company executed a long-term agreement to repurpose the land, land improvements, buildings, and equipment at its Ward County facility and provide digital infrastructure solutions for the HPC and AI sectors. As a result of this change, diverging operational activities with unique economic characteristics, revenue sources, and cost structures emerged, resulting in two separate businesses: digital infrastructure solutions and cryptocurrency mining. Consequently, the Company determined the digital infrastructure solutions and cryptocurrency mining activities independently meet the definition of an operating segment, and each of the two operating segments contain a single reporting unit for the purpose of evaluating the goodwill. An assessment was performed to reassign the carrying value of goodwill as of October 14, 2025 to the reporting units using a relative fair value allocation approach. As a result, $161.8 million of goodwill was assigned to the digital infrastructure solutions reporting unit and $68.2 million of goodwill was assigned to the cryptocurrency mining reporting unit.

Due to adverse changes in bitcoin mining economics, including a rapid decline in the price of bitcoin coupled with the sustained competition among bitcoin miners despite the reduced block rewards, management determined that a quantitative impairment test was triggered for the cryptocurrency mining reporting unit as of December 31, 2025. Based on our projections of future cash flows, we concluded that the goodwill for our cryptocurrency mining reporting unit was fully impaired, and an impairment loss of $68.2 million was recognized for the year ended December 31, 2025. The fair value of the digital infrastructure solutions reporting unit exceeded its carrying value at December 31, 2025, and therefore no goodwill impairment was recognized on the goodwill assigned to that reporting unit.

There was no impairment of goodwill recognized during the eleven months ended December 31, 2024. Likewise, no impairment of goodwill was recognized by the Predecessor during the one month ended January 31, 2024.

Other income (expense), net

Other income (expense) consists primarily of interest income, gains and losses related to litigation settlements, gains on investments, and realized and unrealized losses related to derivative contracts. Other income (expense) was $(2.4) million for the year ended December 31, 2025 compared to $11.0 million for the eleven months ended December 31, 2024, with the difference of $13.4 million primarily driven by non-recurring gains in the prior period on a litigation settlement and investments of $6.8 million and $2.4 million, respectively, and $3.4 million net loss on litigation settlement in the current year.

During the one month ended January 31, 2024 (Predecessor), other income (expense) totaled $(5.6) million and consisted of an unrealized loss on the Predecessor’s energy derivative contract of $0.2 million and bankruptcy reorganization costs of $5.4 million.

Provision (benefit) for income taxes

For the year ended December 31, 2025 (Successor) we recorded a benefit for income taxes of $66.1 million, compared to a $12.3 million provision for the eleven months ended December 31, 2024 (Successor) and $22 thousand for the one month ended January 31, 2024 (Predecessor). Of the total benefit for the year ended December 31, 2025, $0.5 million represents current state income taxes, and $66.6 million represents deferred income tax benefit. The change in tax expense is primarily attributable to the recognition of deferred tax benefits arising from current net operating losses and book impairments of goodwill and long-lived assets during the year ended December 31, 2025, that are expected to result in future income tax deductions.

The effective income tax rate for the year ended December 31, 2025 was 21.1%, compared to an effective tax rate of 23.4% for the eleven months ended December 31, 2024. The year ended December 31, 2025 effective tax rate differed from the U.S. federal statutory rate of 21% primarily due to state taxes, stock issuance costs, and uncertain tax positions. See Note 16, “Income Taxes” to our consolidated financial statements included elsewhere in this prospectus for further information.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to meet cash requirements, primarily for working capital needs, capital expenditures and general corporate purposes. On January 31, 2024, Ionic Digital acquired from Celsius Mining substantially all of its assets, including (a) the bitcoin mining assets; (b) approximately $29 million in prepaid capital investments related to Ward County; (c) $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (d) approximately 540 bitcoin (valued on the Plan Effective Date at $23 million), as well as approximately $195 million in cash contributed by Celsius Network LLC (collectively, the “Acquired Assets”). No cash consideration was paid from Ionic Digital to Celsius Mining for the Acquired Assets. However, Ionic Digital issued 37 million shares of Class A common stock to the former approved creditors of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”).

As of December 31, 2025, Ionic Digital had on hand $43.5 million in cash and cash equivalents, and bitcoin valued at $237.9 million at that date. Our current obligations as of December 31, 2025 totaled $60.7 million and consisted primarily of trade payables, deferred revenue related to leasing the Ward County facility, and sales and property taxes. The Company had no debt as of December 31, 2025, and $0.9 million of non-current liabilities, primarily related to payables in dispute with the Predecessor’s former hosting partner.

We anticipate having sufficient liquidity on hand for the next twelve months from revenue generated and the sale of accumulated bitcoin to fund operations, the estimated $40 million to $64 million in capital expenditures to upgrade the substation in Ward County, as well as to pursue strategic opportunities. Our ability to liquidate bitcoin earned at future values will be regularly evaluated to generate cash for operations.

Ionic Digital expects, from time to time, to sell a portion of the bitcoin we produce through our custodians’ over-the-counter desks to fund operating expenses and capital expenditures. The timing and amount of such sales are determined by management in consultation with our Board of Directors, considering our cash position, anticipated liquidity requirements, market conditions, and the then-prevailing price of bitcoin. While we may sell bitcoin from time to time in the ordinary course of business, we continue to view bitcoin as a core strategic asset on our balance sheet. At this time, we do not expect to convert bitcoin to any other cryptocurrency. In addition, while our Board of Directors has approved certain parameters with regard to bitcoin hedging strategies, we are not currently engaged in any hedging transactions, however, we may deploy derivatives as part of hedging strategies intended to manage the value risk of bitcoin held, considering market liquidity and our treasury objectives.

The risks to our liquidity outlook include events that materially diminish our access to capital markets and/or the value of our bitcoin holdings and production capabilities, including:

●	Challenges in the bitcoin mining space and/or additional contagion events (such as the FTX collapse and subsequent bankruptcies of bitcoin mining companies in 2022 and 2023), which could damage the credibility of, and therefore investor confidence in, companies engaged in the cryptocurrency mining space (see “Risk Factors—Risks Related to the Bitcoin Industry—The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.”).

●	Declines in bitcoin prices and/or production, which would impact both the value of our bitcoin holdings and the ongoing profitability of our bitcoin mining operations;

●	Significant increases in transaction fees for bitcoin liquidation at cryptocurrency exchanges;

●	Significant increases in electricity costs if these cost increases are not accompanied by increases in the price of bitcoin, as this trend would also reduce the profitability of our bitcoin mining operations.

We incurred no debt during the year ended December 31, 2025 or the eleven months ended December 31, 2024, and we seek to optimize our balance sheet, operations, and liquidity position to meet our immediate cash flow requirements, and will evaluate leveraging opportunities to meet expansion opportunities over the next twelve months.

Predecessor Bankruptcy Proceedings

On the Petition Date, Celsius Network LLC and some of its affiliates, including Celsius Mining, each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases were jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining was included in the Chapter 11 proceedings and continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court through the closing of the transaction with Ionic Digital. As debtors-in-possession, certain Celsius debtors’ activities were subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business.

The Predecessor audited consolidated financial statements included herein also reflect the application of ASC 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains, and losses that are realized or incurred in the bankruptcy proceedings are recorded in Reorganization items, net on the Consolidated Statements of Operations.

Cash Flows

Comparison of the year ended December 31, 2025, the eleven months ended December 31, 2024 and the one month ended January 31, 2024

For the year ended December 31, 2025 and the eleven months ended December 31, 2024 we had a net decrease in cash and cash equivalents of $4.8 million and a net increase of $48.4 million, respectively. The following table summarizes our cash flow activity for the periods presented:

	Successor		Predecessor (Debtor-in- Possession)
($ in thousands)	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Net cash used in operating activities	$(96,525)	$(94,647)	$(21,244)
Net cash provided by (used in) investing activities	$91,642	$136,662	$(12,405)
Net cash provided by financing activities	$-	$6,378	$-
Net increase (decrease) in cash and cash equivalents for the period	$(4,883)	$48,393	$(33,649)

Operating Activities

Net cash used in operating activities results from payments made to operate the mining business, particularly to hosting and energy providers, as well as tax payments, general and administrative expenses, and repairs and maintenance to mining equipment. These expenses are not offset by our revenues, as consideration from the mining pool operator is received in bitcoin rather than cash.

For the year ended December 31, 2025, the Company sold bitcoin held in treasury to fund its mining operations. The $96.5 million net cash used in operating activities during the year ended December 31, 2025 (Successor) represents net loss of $247.7 million adjusted for non-cash items including $135.6 million in cryptocurrency mining revenue received in bitcoin, $66.7 million in depreciation of our miners and other long-lived assets placed in service, a $66.8 million change in the fair value of bitcoin held in treasury, $47.4 million realized gain on bitcoin sold during the period, $10.2 million loss on the disposal of property and equipment, $6.0 million change in the provision for credit losses, $(66.6) million change in the deferred tax benefit, and $3.5 million in stock compensation expense. In addition, the impairment of our long-lived assets held and used was a non-cash item impacting the net loss in the amount of $150.3 million, along with an impairment of goodwill totaling $68.2 million. See “—Results of Operations” for further information about the modifications to our business strategy that are driving these non-cash impacts. Other material changes to our use of cash in operating activities during the year ended December 31, 2025 include a $7.8 million increase related to prepaid expenses and other current assets, and a $39.8 million decrease for lease payments on which revenue has been deferred.

For the eleven months ended December 31, 2024 (Successor), the Company utilized the cash balance acquired in its January 31, 2024 transaction to help fund the building of our Ward County self-mining site and support its existing mining operations. The $94.6 million net cash used in operating activities during the eleven months ended December 31, 2024 (Successor) represents net income of $40.1 million adjusted for non-cash items, including $138.4 million in cryptocurrency mining revenue received in bitcoin, $42.4 million for the depreciation of mining equipment and fixed assets placed in service at our self-mining sites, a $71.7 million change in the fair value of bitcoin held in treasury, $5.5 million realized gains on bitcoin sold during the period, and $12.0 million in deferred tax provision. Other material changes to our use of cash during the eleven months ended December 31, 2024 include a $10.4 million increase related to a reduction of prepaid expenses and other current assets, primarily related to our shift away from mining at hosted sites in favor of energizing our own self-mining facilities during 2024. In addition, we recorded a $12.2 million increase in accounts payable and other accrued liabilities primarily related to construction-in-progress at the Ward County facility, which was awaiting the final phase of energization for the mining operations at that site as of December 31, 2024.

During the one month ended January 31, 2024, the Predecessor’s decrease in cash balance is primarily attributable to funding operations from its existing cash balance. The net cash used in operating activities of $21.2 million represents a net loss of $10.4 million, adjusted for non-cash items including $15.4 million cryptocurrency mining revenue received in bitcoin, $6.2 million depreciation of mining equipment, and a $1.8 million loss on the disposal of mining equipment. During the one month ended January 31, 2024, the Predecessor funded operating activity primarily by increasing payables to related parties.

Investing Activities

During the year ended December 31, 2025, the Company sold bitcoin held for net proceeds of $101.5 million, as well as received proceeds on the disposal of property and equipment totaling $1.2 million. Of these investing proceeds, $11.1 million was used to purchase property and equipment for the final phase of construction at the Ward County facility. These investing activities resulted in net cash inflows from investing activities of $91.6 million for the year ended December 31, 2025.

As part of the acquisition of the Predecessor’s cryptocurrency mining assets on January 31, 2024, the Company received $195.7 million in cash to fund the ongoing expansion of its bitcoin mining operations in Ward County. During the eleven months ended December 31, 2024, the Company invested its cash in U.S. Treasury securities and money market funds, on which we earned a net of $2.4 million, and also sold bitcoin held for net proceeds of $10.1 million. These investing proceeds were partially offset by cash payments of $71.6 million for the purchase of property and equipment related primarily to construction of the Ward County self-mining site during the same period. These investing activities resulted in net cash inflows from investing activities of $136.7 million for the eleven months ended December 31, 2024.

During the one month ended January 31, 2024, the Predecessor used net cash of $12.4 million for investing activities, which consisted of a $20.9 million outlay for construction at the Ward County self-mining site, partially funded by $8.5 million proceeds from the sale of bitcoin held.

Financing Activities

For the year ended December 31, 2025, the Company received $0 net cash from financing activities. For the eleven months ended December 31, 2024 (Successor), net cash provided by financing activities totaling $6.4 million reflects proceeds from the sale of Class A common stock in accordance with the Contribution Agreement with Hut 8.

Historically, the Predecessor was primarily financed with loans from its affiliate, Celsius UK. All loans from affiliates of the Predecessor were forgiven with the execution of the Plan on January 31, 2024.

Contractual Obligations, Commitments and Contingencies

Refer to Note 17 to our consolidated financial statements included elsewhere in this prospectus for further information regarding the Company’s commitments and contingencies.

Critical Accounting Policies and Estimates

The above discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

See Note 2 to our financial statements included elsewhere in this prospectus for a summary of the Company’s significant accounting policies.

The Company believes the following critical accounting policies, estimates, and assumptions may have had a material impact on reported financial condition and operating performance of the Company and may have involved significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.

Long-Lived Assets

Property and equipment are recorded at cost, net of accumulated depreciation. Judgment is necessary in estimating the Company’s various assets’ useful lives. This includes evaluating the Company’s own usage experience with its currently owned assets, the quality of materials used in construction-related projects and, for its miners, the rate of technological advancement and market-related factors such as the price of bitcoin and the Bitcoin network hashrate, which impact the value of the miners. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and electrical equipment are depreciated over the shorter of their estimated useful lives or the lease term. Changes in depreciation and amortization, generally accelerated depreciation, are determined and recorded when estimates of the remaining useful lives or residual values of long-term assets change.

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. Significant judgment is used when estimating future cash flows, particularly the price of bitcoin and the network hashrate. Any impairment loss recorded is measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. Should our estimates of useful lives, undiscounted cash flows, or asset fair values change, additional and potentially material impairments may be required, which could have a material impact on our reported financial results.

Goodwill

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators suggest it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount but also has the option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative analysis. If the Company performs a qualitative test and determines it is more likely than not that the fair value of a reporting unit is less than is carrying amount, the Company performs a quantitative goodwill impairment test.

When quantitatively analyzing goodwill for impairment, management estimates the fair value of a reporting unit compared to the carrying value of the reporting unit, a process which incorporates a combination of the income and market valuation approaches. The income approach is a valuation technique under which the Company estimates discounted future cash flows using the financial forecast from the perspective of an unrelated market participant. In estimating future cash flows of a reporting unit several assumptions are used, including projected bitcoin prices and global hashrate, capital expenditures, operating results, growth rates, regulatory and economic conditions, and the discount rate. The discount rate used for a reporting unit is the value-weighted average of the reporting unit’s estimated cost of capital, derived using both known and estimated customary market metrics. The market valuation approach, or the comparable company approach, is a valuation technique under which the Company uses valuation multiples of similar companies to estimate the fair value of a reporting unit.

In the event Management determines that the value of goodwill has become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Stock Compensation. Share-based compensation expense is recognized for stock-based awards granted to employees, directors, consultants, and other service providers based on the grant-date fair value of the awards.

The fair value of share-based compensation awards is amortized over the vesting period, which is defined as the period during which a recipient is required to provide service in exchange for an award. The Company generally uses a graded vesting method for all grants. Awards with both market and service conditions are expensed over the vesting period for each separately vesting tranche. The Company accounts for forfeitures as they occur.

For more complex performance awards, including awards with market conditions, the fair value is estimated using the Black-Scholes-Merton option pricing model or Monte-Carlo simulations, which take into account the exercise price, the term of the option or the restricted stock units (“RSUs”), the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Company receives the services that entitle the employees to receive payment.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, Income Taxes (“ASC 740”), which requires use of the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required to the extent any deferred tax assets may not be realizable, and the Company has considered the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income.

The Company follows the provision of ASC 740 related to accounting for uncertain income tax positions. When tax returns are filed, it is more likely than not that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely that not that the position will be sustained upon examination by taxing authorities. The Company’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact the Company’s financial position and results of operations is disclosed in Note 2 to the Company’s consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

All of our current business is focused on mining bitcoin. The Company’s revenue is driven by the value of bitcoin rewards and transaction fees earned by mining. As such, the Company is substantially affected by fluctuations and long-term trends in the value of bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for bitcoin, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the weighted average market value of bitcoin for the year ended December 31, 2025 (Successor) would have increased or decreased revenue by $13.6 million and would have had a material effect on total revenue for the current period. A 10% increase or decrease in the weighted average market value of bitcoin for the eleven months ended December 31, 2024 (Successor) would have increased or decreased revenue by $13.8 million and would have had a material effect on total revenue for that prior period. In addition, a 10% increase or decrease in the weighted average market value of bitcoin for the one month ended January 31, 2024 (Predecessor) would have increased or decreased the Predecessor’s revenue by $1.5 million for the period and would have had a material effect on its total revenue during that period. Since both Successor and Predecessor sell and hold bitcoin, increases or decreases in the market value of bitcoin would have resulted in gains or losses recognized within Operating expenses in the Consolidated Statements of Operations as well as the fair value of Cryptocurrency assets held at the end of the period and reported in the Company’s Consolidated Balance Sheets.

	Impact of Bitcoin Price Changes on Cryptocurrency Mining Revenue, net ($ in millions)
	Successor		Predecessor (Debtor-in-Possession)
Change in Average Bitcoin Price	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
(20%)	$(27.11)	$(27.69)	$(3.08)
(10%)	$(13.56)	$(13.84)	$(1.54)
10%	$13.56	$13.84	$1.54
20%	$27.11	$27.69	$3.08

BUSINESS

Business Overview

We are a digital infrastructure solutions and cryptocurrency mining company. We began as a pure-play cryptocurrency mining company when we were formed in January 2024 to acquire all of the cryptocurrency mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of powered digital infrastructure assets. Historically, we have monetized these assets by efficiently mining bitcoin. More recently, we have sought to achieve this objective by primarily leasing our digital infrastructure assets to hyperscalers, enterprise customers and other businesses for high-performance computing (“HPC”) and artificial intelligence (“AI”) cloud infrastructure.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale Ward County LLC (together, with its affiliates, “Nscale”), a global hyperscaler engineered for sovereign-grade AI infrastructure at our Ward County property in West Texas. Under the lease we committed to providing Nscale with the full amount of the 234 megawatts (“MW”) of current energy capacity at our Ward County property. We received our first payment under the lease in November 2025, and monthly fixed lease payments will commence in August 2026. Payments under the lease represent total contracted revenues of approximately $1.95 billion.

In February 2026, we amended the lease, which contractually obligates Nscale to lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. In addition, Nscale will receive the tax advantages associated with our qualified data center status. We refer to the lease, as amended, as the “Nscale Agreement.”

We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million, which we plan to fund with cash on hand as well as with sales of our bitcoin held in treasury, as needed. Assuming we are able to secure the additional 89 MW by the second quarter of 2027, we currently anticipate that the total contracted revenues under the Nscale Agreement would increase to approximately $2.7 billion.

In addition, we are seeking to expand the energy capacity at the Ward County property to 700 MW, which we believe would advance the monetization of our owned powered digital infrastructure assets. We have begun making investments in the Ward County property to support the increased power capacity, including beginning to develop the remaining 86 acres of the property to provide the infrastructure for our effort to support up to approximately 700 MW of total capacity at Ward County. At the fully expanded capacity of 700 MW, our total capital expenditures are expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional energy capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use the expanded energy capacity for our own cryptocurrency mining operations.

Entry into the Nscale Agreement is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to better monetize our Ward County site. We believe our agreement with Nscale represents a transformative transaction that significantly increases the value of our company. Although we began as a pure-play bitcoin mining operator, we have successfully demonstrated our ability to convert and optimize our infrastructure, including transitioning our Ward County property for use as an HPC/AI data center. This transaction accelerates our strategy to build a diversified digital infrastructure solutions platform, with the flexibility to deploy our sites across data centers and other digital infrastructure applications as market conditions evolve. Our strong balance sheet also gives us the ability to better monetize sites currently mining bitcoin, expand into other markets, and develop additional powered shell data centers. The combination of an existing cryptocurrency mining business, and the Nscale Agreement, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

With five facilities in Texas, three of which we own (including the Ward County property) and two of which we lease, as well as a strong balance sheet, we believe we are well-positioned at the to execute on our long-term strategy of monetizing powered digital infrastructure assets across data centers, bitcoin mining, and other energy-intensive applications.

During the year ended December 31, 2025, we mined 1,331.0 bitcoin, net of mining pool participation fees of 6.1 bitcoin and revenue share paid to our hosting partners of 6.4 bitcoin, an average of 3.6 net bitcoin mined per day. During the same period, we sold 1,009.0 bitcoin at an average price of $100,547, generating aggregate gross proceeds of $101.5 million.

During the eleven months ended December 31, 2024, we mined 1,988.3 bitcoin, net of mining pool participation fees of 3.2 bitcoin and revenue share paid to our hosting partners of 87.2 bitcoin, an average of 5.9 net bitcoin mined per day. During the same period, we sold 150.2 bitcoin at an average price of $67,340, generating aggregate gross proceeds of $10.1 million.

As of December 31, 2025, we held a total of 2,719 bitcoin in treasury.

In addition, at our self-mining and hosted facilities we had approximately 40,600 specialized ASIC active miners hashing as of December 31, 2025. As of December 31, 2025, our total miners owned have an aggregate potential hashrate capacity of approximately 12.6 EH/s, with our active miners contributing approximately 2.9 EH/s to our mining pool. Our miners do not currently serve as collateral in any financing arrangements.

Properties

Our assets position us as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure. Currently, our portfolio includes bitcoin mining operations at five sites, three of which we own, and two of which we lease.

Our owned real property portfolio consists of approximately 166 acres, which we believe are suitable and adequate to support our current business strategy.

Ward County

Our largest facility is located in Ward County, Texas. The Ward County property is a self-owned, recently constructed, and fully energized facility powered by 234 MW. As of December 31, 2025, we have developed 50 acres of the total 136 acres owned at the Ward County property, and we are currently in the process of developing the remaining 86 acres of the property to provide the infrastructure for our effort to support up to approximately 700 MW of total capacity at Ward County. This was our largest bitcoin self-mining facility during most of 2025, with active miners contributing an average of 3.8 EH/s hashrate to our mining pool. We mined 716.1 bitcoin, net of pool participation fees, at Ward County during the year ended December 31, 2025. However, as of December 19, 2025, we have decommissioned our cryptocurrency mining operations at the Ward County property and relocated our remaining mining equipment, inclusive of miners, to our sites in Midland. We plan to place the highest efficiency miners in service at our self-mining sites in Midland, while others will be sold. Nscale is currently in the process of converting the Ward County property into a data center for its use during the lease term.

On October 14, 2025, we expanded into the HPC/AI sector. We entered into the Nscale Agreement, a 126-month “triple-net” data center lease of our Ward County property to a subsidiary of Nscale for HPC use. In February 2026, we amended the lease. The Ward County property provides 234 MW of critical IT load for Nscale’s hyperscale AI campus. Prior to our entry into the Nscale Agreement, Ward County served as the cornerstone of our bitcoin mining operations. The contracted revenue to be provided to us under the Nscale Agreement is expected to surpass the revenues we had historically earned in our bitcoin mining operations at the Ward County property.

Under the terms of the Nscale Agreement, Nscale paid $45.6 million to us in November 2025 (the “Ward County Option Payment”). The initial contractual term of the Nscale Agreement commenced in December 2025. Fixed rent payments under the Nscale Agreement will begin on August 1, 2026 (the “Rent Commencement Date”), and the Nscale Agreement has an initial term of 10 Lease Years after the Rent Commencement Date. Pursuant to the Nscale Agreement, a “Lease Year” means (i) for the first Lease Year, the 18-month period commencing on August 1, 2026 and ending on January 31, 2028 and (ii) for each of the nine successive Lease Year, the successive period of 12 calendar months, each commencing February 1 and ending January 31.

In addition to the 234 MW currently leased to Nscale, the Nscale Agreement contractually obligates Nscale to lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. The expanded power capacity under the Nscale Agreement is subject to regulatory approval, and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity.

The Nscale Agreement will provide approximately $1.95 billion in contracted revenue over the initial term ending on January 31, 2037. After the first five Lease Years, the monthly rent payable by Nscale will increase by 3% annually over the preceding Lease Year. The Nscale Agreement includes one ten-year extension option with monthly rent to be equal to the then-prevailing market rate as determined in accordance with the Nscale Agreement (but not less than the then current monthly rent). The Nscale Agreement also provides Nscale with a right of first refusal to lease all or any portion of additional power capacity that is or becomes available at the Ward County property, and Nscale has granted an option to Microsoft for additional power to become available at the Ward County property, if it becomes available, starting in late 2027.

Under a “triple-net” lease, Nscale, as the tenant, is responsible for rental payments and ongoing expenses at the Ward County property, while we are responsible for the management of, but not the cost of, substation maintenance. The Nscale Agreement includes customary covenants and agreements for a triple-net data center lease, including with respect to (i) utilities, (ii) electricity, (iii) taxes, (iv) legal compliance, including environmental matters, (v) repairs, alterations and equipment, (vi) insurance, (vii) indemnification and (viii) financing. The Nscale Agreement also includes customary events of default.

In connection with the Nscale Agreement, Nscale provided a guarantee from (i) NVIDIA Corporation in the aggregate face amount equal to the rent payable in the first five Lease Years (up to a maximum amount of $860.3 million) and (ii) Nscale’s parent company in the aggregate face amount equal to the rent payable from and after the commencement of the sixth Lease Year. In addition, if Nscale were to become insolvent, its anchor customer may elect within 30 days to step-into the Nscale Agreement for the remainder of the term.

Unless it is renewed, the Nscale Agreement will expire ten years after commencement. We may elect to terminate the Nscale Agreement following the occurrence and continuation of a failure to pay, failure to maintain insurance, failure to comply with the terms of the Nscale Agreement or due to a fraudulent transfer by Nscale.

Midland

Throughout 2024 and 2025, we engaged in bitcoin mining operations on four additional parcels of land in west Texas totaling 59.5 acres. Our Rebel facility in Glasscock County, Texas (“Rebel”) and our Stiles facility in Reagan County, Texas (“Stiles”) are located on leased land. Each of the lease terms for the properties in Glasscock County and Reagan County are for a 10-year initial term with an option of, in the case of Rebel, one additional term of ten years and, in the case of Stiles, four additional terms of ten years, in each case, available at our discretion. The initial terms of both the Rebel and Stiles leases will expire in 2032. Rebel and Stiles sites are powered by 50 and 20 MW, respectively.

The Rebel lease will terminate if the property is not used for a period of twelve consecutive months. We may transfer the Stiles lease at any time upon providing written notice, and the lessor of the Stiles lease may terminate following a default that remains uncured for a period of sixty days following written notice of such default.

As of December 31, 2025, we have approximately 6,300 and 6,400 active miners hashing at the Rebel and Stiles sites, which are contributing approximately 0.4 and 0.3 EH/s hashrate, respectively, to our mining pool.

Our East Stiles facility in Reagan County, Texas (“East Stiles”) and our Garden City facility in Glasscock County, Texas (“Garden City”, and, collectively with Rebel, Stiles and East Stiles, “Midland”) are located on land we own and are powered by 30 and 12 MW, respectively.

As of December 31, 2025, we have approximately 8,700 and 3,500 active miners hashing at our East Stiles and Garden City sites, which are contributing approximately 0.5 and 0.2 EH/s hashrate, respectively, to our mining pool.

During the year ended December 31, 2025, we mined 312.6 bitcoin on site at our Midland facilities.

Hosted Sites

In addition to our owned and leased properties, we mined bitcoin at one hosted facility in Oklahoma until the first quarter of 2026.

GXD Hosted Site

We were a party to a master co-location services agreement (the “GXD Hosting Agreement”) with GXD, originally entered into between Celsius Mining and GXD on February 12, 2023. The GXD Hosting Agreement was assigned to us pursuant to the MCA (as defined below). Under the GXD Hosting Agreement, GXD provided us with hosting services for over 17,000 total miners across two service orders. Under one such service order, entered into February 12, 2023, GXD agreed to host approximately 17,300 of our miners, subsequently reduced to approximately 11,600 miners in October 2024, providing the electrical power and internet access necessary to operate miners at GXD’s Oklahoma facility. Under the other service order, entered into July 6, 2023, GXD will host approximately 5,800 of our miners. The GXD Hosting Agreement also provided us with access to GXD’s customer portal to monitor performance and uptime of our mining equipment during the agreement.

The GXD Hosting Agreement provided us with up to approximately 60 MW of electricity based on the expected specifications of the miners located there. Under this arrangement, we were obligated to pay GXD $4.00 per unit per month, as well as power costs, certain repair fees and a 40% profit share paid in US dollar. During the year ended December 31, 2025, we mined 259.7 bitcoin with our miners at GXD, and we paid GXD an aggregate of $20.0 million under the GXD Hosting Agreement during the year ended December 31, 2025.

The GXD Hosting Agreement had an initial term lasting for 18 months, with the option of an 18-month extension at our discretion, and was terminable by either party for cause, or at the Company’s request by providing written notice at least 90 days prior to the expiration of the GXD Hosting Agreement. The GXD Hosting Agreement was terminated effective February 12, 2026.

EZB Hosted Sites in Georgia

We were previously a party to a Bitcoin mining hosting agreement (the “EZ Blockchain Hosting Agreement”) with EZ Blockchain Services (“EZB”), originally entered into between Celsius Mining and EZB on November 22, 2023. The EZ Blockchain Hosting Agreement was assigned to us pursuant to the MCA (as defined below). Under the EZ Blockchain Hosting Agreement, EZB provided us with hosting services, including electrical power and internet access necessary to operate miners at EZB’s West Point, Georgia and Douglas, Georgia facilities. The EZ Blockchain Hosting Agreement had an initial term lasting for a period of 18 months, subject to extension of up to three additional months in the case of curtailment, which is the temporary suspension of mining operations by either party due to low revenue or high costs. On May 26, 2025, we terminated the EZ Blockchain Hosting Agreement for cause.

Bitcoin Miners

As of December 31, 2025, we owned approximately 125,100 miners with an average remaining useful life of nine months.

The following table describes the composition of our miner fleet as of December 31, 2025 by model and manufacturer-specified energy efficiency.

Miner Type	Approximate Total Miners	Approximate Energy Efficiency (J/THs)
Antminer S21 Pro	663	15.0
Antminer S21	419	17.0
Antminer S19 XP	4,122	21.3
Antminer S19j Pro	87,066	29.8
Antminer S19 Pro	13,900	30.3
Antminer S19	18,929	32.6
Total miners owned	125,099	29.9	(1)

(1)	Amount represents the weighted average approximated nameplate energy efficiency of our total mining fleet.

We maintain several key supplier relationships that are important to our business for securing mining hardware, infrastructure components and other materials. Due to the complexity of developing mining hardware, particularly the ASIC chips that they rely upon, only a few suppliers can produce miners at scale. Our potential purchase orders may have future delivery schedules that extend out many months before those miners are delivered to our facilities. These delivery timeline fluctuations require us to plan to purchase miners well in advance of their anticipated deployment.

The following table provides additional information on our bitcoin miners deployed by site as of December 31, 2025.

Facility (Location)	Approximate Count of Active Miners(1)	Hashrate Contributed(2)
Ionic Digital Self-Mining Sites(3)
Ward County
Ward County, Texas(4)(5)	N/A	N/A
Midland
East Stiles (Reagan County, Texas)(4)	8,700	0.5 EH/s
Garden City (Glasscock County, Texas)(4)	3,500	0.2 EH/s
Rebel (Glasscock County, Texas)(6)	6,300	0.4 EH/s
Stiles (Reagan County, Texas)(6)	6,400	0.3 EH/s
Third Party Hosted Site(7)
GXD (Oklahoma City, Oklahoma)	15,700	1.4 EH/s

(1)	“Active miners” represent the approximate number of miners hashing during the month ended December 31, 2025.
(2)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during December 2025. Actual hashrate generated will often be less than manufacturer’s specifications due to curtailment or maintenance downtime.
(3)	We own all miners, equipment, and improvements at all Ionic Digital-operated sites.
(4)	We own the land at our Ward County, East Stiles, and Garden City sites.
(5)	In accordance with the terms of the Nscale Agreement, we have decommissioned all mining assets at the Ward County site as of December 19, 2025.

(6)	We lease the land at our Rebel and Stiles sites.
(7)	At our third-party hosted site, we provided the miners and the host owns the land, equipment, and improvements. While we had miners actively deployed at GXD as of December 31, 2025, the hosting agreement with GXD was terminated during the first quarter of 2026.

Mining Pools

We contribute all of our hashing power to bitcoin-only mining pools. We currently utilize mining pools that pay us bitcoin rewards utilizing FPPS payout of bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by us to the mining pool as a percentage of total network hashrate, along with other inputs. We are entitled to compensation even if a block is not successfully validated by the mining pool operator. Mining pool hashrate is highly volatile, changing moment by moment, and thus our particular contribution to the overall network hashrate of any particular mining pool is constantly changing. The mining pools in which we currently participate pay our bitcoin reward once every 24 hours, and the amount of bitcoin reward we receive is confirmed internally against the amount of bitcoin reward we expected to receive, taking into account the transaction fees due to the mining pool operator. Our mining pool contracts are terminable, without conditions or penalties, at any time without notice by either party without substantive compensation to the other party for such termination.

The payouts we receive from Foundry USA (“Foundry”), our third-party mining pool operator, are net of pool operator fees of approximately 0.90% based on our average hashrate contribution. Effective April 1, 2025, Foundry’s fees are determined under a tiered schedule ranging from 0.25% to 2.45%, with fees declining as our hashrate increases and rising if our hashrate decreases. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, after deducting the applicable pool fee, if any, used to solve a block on the bitcoin blockchain. While we have internal methods of tracking both the hashrate we provide and the total used by the network, the mining pool operator uses its own record-keeping to determine our proportion of a given reward, which may not match our own. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operator, we may not receive accurate block rewards from the pool, and we would have limited recourse to correct these inaccuracies. This could lead us to decide against further participation in a mining pool, or mining pools generally, which may affect the predictability of our mining returns, which could have an adverse effect on our business and operations. If we are unable to consistently obtain accurate proportionate rewards from our pools, we may experience reduced rewards for our efforts.

On a daily basis, Foundry calculates our earnings for the previous day and transfers such rewards to our whitelisted wallet addresses between 9AM and 5PM UTC.

Our proportionate rewards that we may receive from Foundry are not insured against theft, loss, or destruction. If an event occurs where we lose cryptocurrency assets in our mining pools, whether due to cyberattacks, fraud, or other malicious activities, we may not have any viable legal recourse or ability to recover the lost assets. If our cryptocurrency assets are lost under circumstances that render another party liable, there is no guarantee that the responsible party will have the financial resources to compensate us.

PPM Energy Management Agreements

Pursuant to the MCA (as defined below), we were assigned an energy management and consulting services agreement (as amended, the “PPM Energy Management Agreement”) with Priority Power Management, LLC (“PPM”), originally entered into between Celsius Mining and PPM on September 28, 2021. Pursuant to the PPM Energy Management Agreement, PPM manages our energy usage, supplier agreements and procurement at our Rebel, Garden City, Stiles and East Stiles facilities.

The PPM Energy Management Agreement has an initial term of 60 months and automatically renews for additional one-year terms thereafter. The PPM Energy Management Agreement may be terminated by either party for cause or at the Company’s request by providing written notice at least 90 days prior to the expiration of the term of the PPM Energy Management Agreement.

Pursuant to the MCA, we were also assigned an energy management services agreement (the “PPM EMSA Agreement”) with PPM, originally entered into between Celsius Mining and PPM on November 17, 2022. Pursuant to the PPM EMSA Agreement, PPM acts as our Qualified Scheduling Entity (“QSE”) to enable and facilitate our participation in certain demand-side management programs in respect of our energy procurement at our Rebel, Garden City, Stiles and East Stiles facilities.

The PPM EMSA Agreement has an initial term of 60 months and automatically renews for additional one-year terms thereafter. The PPM EMSA may be terminated by either party for cause or at the Company’s request by providing written notice at least 90 days prior to the expiration of the term of the PPM EMSA Agreement.

Under the PPM EMSA Agreement, we are obligated to pay PPM $6,500 for substation monitoring, incidental repair, and maintenance costs. For the year ended December 31, 2025, we have paid PPM an aggregate of $ 2.3 million under the PPM EMSA Agreement.

In connection with the assignment of the PPM Energy Management Agreement and the PPM EMSA Agreement to us, we entered into an assignment and assumption agreement with Celsius Mining and PPM (the “PPM Assignment Agreement”) whereby (i) we agreed to assume certain contracts and obligations between Celsius Mining and PPM, (ii) Celsius Mining agreed to assign such contracts and obligations to us and (iii) PPM agreed to assign to us certain land, easements and distribution agreements related to the Rebel, Garden City, Stiles and East Stiles facilities and modify the terms applicable to the development of future capacity at those facilities.

Competitive Strengths

We believe that we possess several competitive strengths, including the following:

Flagship, high-performance facility in Ward County. Our Ward County site serves as the cornerstone of our operations, offering scalable infrastructure, access to cost-efficient power, and operational reliability. Strategically located in a region with favorable energy pricing and infrastructure, the Ward County property currently has 234 MW of installed capacity. The site has the potential, subject to regulatory approvals and infrastructure development, to support up to approximately 700 MW of total capacity. Expansion of this nature could increase the Company’s scale and operating leverage and may enhance long-term shareholder value. However, there can be no assurance that such additional capacity will be approved, constructed, or economically developed. Our planned infrastructure is designed with the optionality to support a wide range of compute-intensive applications, including AI inference and HPC workloads. Nscale, a global hyperscaler, recently contracted to lease approximately 50 acres and access to 234 MW of power at the site under a 126-month agreement to use as a hyperscale AI campus beginning in the third quarter of 2026. We have granted Nscale a right of first refusal on additional capacity at the Ward County site, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or utilize it for our own cryptocurrency mining operations. Additionally, Nscale has granted Microsoft an option for additional power at the Ward County property, if it becomes available, starting in late 2027.

We believe that with our flagship Ward County property, we are well-positioned to capture this opportunity. In addition to the 234 MW currently leased to Nscale, the Nscale Agreement contractually obligates Nscale to lease an additional 89 MW of capacity, when such capacity becomes available, at the same price per MW as the current 234 MW. We expect the Ward County property to energize the additional 89 MW by the second quarter of 2027. We cannot guarantee that the power generation at our Ward County property will be expanded as currently contemplated and there is no penalty under the Nscale Agreement if we are unable to provide Nscale with the additional 89 MW of capacity. The expanded power capacity under the Nscale Agreement is subject to regulatory approval. At the current capacity of 234 MW and the increased capacity of 89 MW, our capital expenditures are currently expected to be approximately $40 million. At the fully expanded capacity of 700 MW, our total capital expenditures are currently expected to be approximately $64 million. We plan to fund these capital expenditures with cash on hand as well as with sales of our bitcoin held in treasury, as needed. We have granted Nscale a right of first refusal on additional energy capacity at the Ward County property, and we may also provide the expanded energy capacity to other AI, enterprise, or cloud infrastructure companies, or use the expanded energy capacity for our own cryptocurrency mining operations. Assuming we are able to secure the additional 89 MW by the second quarter of 2027, we currently anticipate that the total contracted revenues under the Nscale Agreement would increase to approximately $2.7 billion.

Low-cost access to power. With our strategically located data center sites across Texas, on both owned and leased land, we are able to take advantage of low-cost power. Our cryptocurrency mining operations utilize miner management software and dynamic load management strategies to optimize power consumption based on real-time market pricing and grid conditions, including participation in curtailment programs that are customary in the bitcoin mining industry. As a result, our average cost of power consumed across our Texas sites was approximately 3.6 c/kWh for the year ended December 31, 2025.

Differentiated management team with deep experience in data center development. Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate, managed digital infrastructure and other fields in the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets.

Strong balance sheet. As of December 31, 2025, we had no debt, 2,719 bitcoin in treasury at a fair value of $237.9 million, and approximately $43.5 million in cash and cash equivalents that is being proactively managed. We believe our strong balance sheet provides us operational flexibility in a capital expenditure intensive business, as well as access to immediate liquidity to pursue joint ventures and strategic acquisitions. Additionally, we may liquidate bitcoin to cover operational expenses and strategic investments as necessary.

Growth Strategy

Our growth plans over the next 36 months center around monetization of our owned and leased powered digital infrastructure assets, expansion opportunities, and potential acquisitions or joint ventures for data center development. In pursuing these plans, our objective is to generate high margin, incremental cash flows with a predictable dollar-based revenue which complement our longer-term investment strategy. We are actively exploring a range of potential financing alternatives to support core business initiatives such as increasing energy capacity at existing owned sites, expansion to new sites, as well as potential acquisition and/or joint venture opportunities in the HPC and AI sectors. These financing alternatives may include the potential collateralization of a portion of our bitcoin holdings. At this time, no definitive financing arrangements have been entered into, and formal policies governing bitcoin-backed financing have not yet been established. Any such financing, if pursued, may require us to onboard with one or more new custodians in connection with the custody, control, or collateral management of our bitcoin holdings.

Monetizing Powered Digital Infrastructure Assets

We believe that our portfolio of powered digital infrastructure assets are attractive to hyperscalers, enterprise customers, and other businesses for HPC and AI cloud infrastructure. We believe that leasing our assets to such customers can provide attractive opportunities to monetize our assets with predictable cash flows.

Ward County

In October 2025, we announced our inaugural participation in the HPC/AI sector by entering into the Nscale Agreement, a “triple-net” lease transaction with Nscale, a global hyperscaler engineered for sovereign-grade AI infrastructure, at our Ward County property. Our agreement with Nscale is a 126-month lease for all 234 MW of capacity at the facility, with contracted revenues of approximately $1.95 billion. The Nscale Agreement provides that we will supply an additional 89 MW to Nscale if such additional power becomes available. After an initial 18-month ramp up period, annual fixed rent payable under the lease is $182.5 million, with 3% annual increases scheduled to occur after the fifth year of the lease term. Unless it is renewed, the Nscale Agreement will expire ten years after commencement. We may elect to terminate the Nscale Agreement following the occurrence and continuation of a failure to pay, failure to maintain insurance, failure to comply with the terms of the Nscale Agreement or due to a fraudulent transfer by Nscale.

We expect this lease structure with Nscale will provide us with predictable cash flows while minimizing operating risk at our Ward County site, as we are not responsible for construction or site development. Under our “triple-net” lease, Nscale, as the tenant, is responsible for rental payments and ongoing expenses at the Ward County property, while we are responsible for the management of, but not the cost of, substation maintenance. The Nscale Agreement does not require us to raise additional capital and provides us with significant resources to fund other growth initiatives. We expect this will strengthen our financial foundation and provide a stable source of cash flows, allowing us to monetize these assets while we continue to mine bitcoin at our other facilities.

We are in active discussions with Texas-New Mexico Power (“TNMP”) and the Energy Reliability Council of Texas (“ERCOT”) to increase electricity capacity from the current 234 MW to 700 MW by the end of 2027. We have submitted all required documentation, and our ability to obtain the additional power will depend primarily on the completion of two utility projects in the surrounding area that are on track to be completed in 2026 and 2027. Our expansion request was submitted during an earlier study phase relative to subsequent applicants, which may benefit sequencing of transmission evaluations; however, approval and allocation of additional capacity remain subject to regulatory and infrastructure considerations. Nothing in the Nscale Agreement requires us to increase the electricity capacity beyond 234 MW. If this expansion is approved, we plan to make the required infrastructure investments to use the increased power when available.

The Nscale Agreement provides Nscale a right of first refusal on any additional power that may become available at prevailing market rates. If Nscale elects to not exercise this right, we will have the ability to lease the additional capacity to other parties, or we can use the capacity in our own operations.

Other potential opportunities at the Ward County property may include building powered shell or full turnkey data centers in an effort to enter the data center development sector, pursuing joint ventures with established data center developers to build on our Ward County site, or a combination of these opportunities. We are also exploring natural gas transmission at the site given the proximity of gas lines on the property but have no expectations this will materialize in the near future.

With the repurposing of the Ward County site for digital infrastructure solutions, we discontinued all cryptocurrency mining at this location in December 2025.

Midland

With the termination of our hosting arrangement with GXD, our four Midland self-mining sites are our only locations used for mining cryptocurrency. As a result, we are relocating our most efficient miners to those sites during the first quarter of 2026. Of the approximately 143,100 miners we owned during 2025, approximately 18,000 were sold in 2025, approximately 28,100 are or will be deployed at the Midland sites and are or will be actively hashing, approximately 19,400 miners will be retained for spare parts, and the remaining approximately 77,600 miners will be sold or scrapped in 2026.

The 50MW capacity at our Rebel site includes 25MW of unused power capacity added in the fourth quarter of 2025. We also anticipate receiving approval for an additional 10MW of capacity at the East Stiles site during 2027, an expansion for which there are no known barriers, material steps, or material costs at this time. We are considering expanding cryptocurrency mining operations at these sites to employ this additional power capacity, as well as acquiring new or refurbished miners with improved efficiency to deploy at the Midland sites. As HPC/AI data center development or joint venture opportunities arise for the Midland sites we will evaluate the potential profitability against our cryptocurrency mining operations.

Acquisitions and Partnership Opportunities

We are actively evaluating sites in the United States to purchase or lease primarily for potential expansion in the HPC/AI data center sectors. As we identify sites that fit these purposes, we may look to partner with an established data center developer in an effort to establish a foothold in the development sector, as well as potentially provide turnkey services to customers. We believe our balance sheet, experienced management team, and contracted revenue stream will enable us to raise capital for site acquisition and/or development.

Bitcoin Treasury

We have sold a portion of our bitcoin held in treasury to cover operating and capital expenditures and to maintain an adequate ongoing liquidity position. During the twelve months ended December 31, 2025, we mined an average of 111.4 bitcoin per month and sold an average of 84.1 bitcoin per month to cover expenses and preserve liquidity. With the monthly fixed lease payments under the Nscale Agreement beginning in August 2026, we expect to have a steady and increasing stream of cash inflows, which we anticipate will enable us to retain a greater portion of our mined bitcoin, expanding our bitcoin holdings in treasury and supporting broader treasury management initiatives unless we find more compelling investment opportunities that necessitate the liquidation of bitcoin holdings. We do not expect to use cash flows from our digital infrastructure solutions business to fund purchases of bitcoin.

We may seek to collateralize bitcoin held in treasury to borrow U.S. dollars for capital or operating expenditures. We believe that utilizing bitcoin as collateral may offer an attractive spread between borrowing cost and bitcoin appreciation potential, compared to spot-selling bitcoin to meet short-term funding needs. Our Board of Directors has not adopted any formal policies relating to how much of our bitcoin we hold in treasury or when we purchase, sell or collateralize our bitcoin holdings. Our Board of Directors, together with the members of our management team, periodically manage the amount of bitcoin we hold in treasury and when we purchase, sell and collateralize our bitcoin holdings based on, among other things, market conditions and our liquidity needs.

In addition, while our Board of Directors has approved certain parameters within which management is authorized to pursue bitcoin hedging strategies, we are not currently engaged in any hedging transactions. We may deploy derivatives as part of hedging strategies intended to manage the value risk of bitcoin held, considering market liquidity and our treasury objectives. We may also employ other derivative trading strategies, which may include selling bitcoin call options or purchasing bitcoin put options, as a monetization strategy or, in certain cases, through structured arrangements such as collar options, to manage downside price exposure related to our physical mining operations.

As we continue to shift our business to leasing digital infrastructure assets, we anticipate that our primary operating revenues will be derived from non-mining activities denominated in U.S. dollars. Our approach to bitcoin holdings is a capital allocation strategy, supported by a diversified capital structure and liquidity management framework.

Energy Management

Oncor and TNMP, for-profit electricity transmission and distribution businesses regulated by the Public Utility Commission of Texas, physically deliver electricity to our sites in Texas. We require approvals from both ERCOT and Oncor to continue to operate our current bitcoin mining operations.

We optimize our energy usage through participation in demand response programs and employment of energy management systems. For example, in Texas, we currently participate in energy demand response programs that curtail some of our bitcoin mining operations to aid in preserving the stability of the energy grid. Curtailment reduces overall energy demand and allows the grid operator (in this case, ERCOT) more operational flexibility when needed, such as during extreme weather events. A bitcoin mining operator can participate in ERCOT’s direct demand response programs by agreeing to curtail its electrical load at the direction of ERCOT in exchange for a rebate from ERCOT. We currently participate in ERCOT’s direct Responsive Reserve Service program and receive credits from ERCOT when electrical grid capacity deviates from standard conditions.

Additionally, we may voluntarily reduce our energy usage in response to increasing real-time energy prices in order to prudently operate our facilities, which simultaneously reduces strain on the electrical grid. We are not paid a fee or provided a credit by any energy provider for the reduction in energy consumption for this type of voluntary power management. The energy management teams and systems monitor energy costs in relevant jurisdictions and our miners’ EH/s, and our bitcoin mining operations are automatically curtailed when the cost to earn a bitcoin outweighs the reward. Our bitcoin miners are then automatically restarted when the cost to earn recedes to a level below the level of a reward.

Sustainability

We are committed to building strong community relationships in the jurisdictions in which our mining operations are located. As a bitcoin miner, we are a non-mission critical operation that can shut off when needed to help stabilize the electrical grid. The ability to toggle our power consumption is expected to be most beneficial in areas with a high proportion of intermittent renewable energy, such as Texas. When demand outpaces supply, we can execute our obligations under the demand response programs to help relieve congestion on the grid. This action reduces demand and allows grid operators more operational flexibility.

Custody Arrangements

We are taking steps to safeguard our cryptocurrency assets by using multiple third-party custody solutions for the secure storage of our bitcoin. In the context of bitcoin, custody is a service provided by a custodian who controls and safeguards cryptocurrency assets which legally belong to another party. As of the date of this prospectus, we have entered into custody agreements with Anchorage Digital Bank (“Anchorage”) and Fidelity Digital Assets (“Fidelity” and, together with Anchorage, the “Custodians”).

We entered into a custodial services agreement with Anchorage effective January 26, 2024 (the “Anchorage Custody Agreement”) with an initial term of one year. Under the Anchorage Custody Agreement, Anchorage established and maintains custody accounts for the receipt, safekeeping and maintenance of cryptocurrencies in custodial accounts in exchange for a custodial fee. The Anchorage Custody Agreement requires Anchorage to hold the private keys relating to our bitcoin assets in a secure environment following industry best practices in order to protect our bitcoin assets from theft, loss or other forms of destruction. Under the Anchorage Custody Agreement, Anchorage may not commingle our bitcoin with assets of other customers or Anchorage itself, and Anchorage is responsible for verifying the existence of our bitcoins. Anchorage currently holds a significant majority of our bitcoin in cold wallet storage pursuant to the Anchorage Custody Agreement in several geographically distributed physical data centers throughout the United States. Anchorage also provides insurance coverage of up to $100 million for loss of the cryptocurrencies it holds for us, as well as the cryptocurrencies it holds for others, due to theft, robbery or burglary or third-party computer and funds transfer fraud. This insurance policy covers all of Anchorage’s held assets and may only cover a fraction of the value of the entirety of our assets held by Anchorage. The Anchorage Custody Agreement automatically renews on a yearly basis and may be terminated for cause or by either party electing not to renew and providing written notice.

We entered into a custodial services agreement with Fidelity effective June 18, 2024 (the “Fidelity Custody Agreement”). Under the Fidelity Custody Agreement, Fidelity established and maintains custody accounts for the receipt, safekeeping and maintenance of cryptocurrencies in custodial accounts in exchange for a custodial fee. Under the Fidelity Custody Agreement, Fidelity is responsible for holding and managing the private keys associated with our digital assets and is required to exercise the reasonable care of a professional custodian to safeguard those assets. Fidelity maintains discretion over the security measures it employs to protect client assets, which may include offline storage and other controls designed to mitigate risks of loss or theft. Fidelity holds our bitcoin in omnibus wallets along with those of other customers, with Fidelity maintaining separate book-entry records to identify our holdings. Fidelity does not commingle clients’ cryptocurrencies with its own assets, and our bitcoin is held separately from Fidelity’s own assets held for investment purposes. Fidelity retains responsibility for safeguarding our digital assets and verifying account balances through its own custody reporting. Fidelity currently holds a small portion of our bitcoin pursuant to the Fidelity Custody Agreement. For security reasons, Fidelity is unable to disclose the geographic areas where our bitcoin is stored. Fidelity also provides insurance coverage with limits in excess of $100 million per claim and in the aggregate for loss of cryptocurrencies arising from employee theft and theft committed by third parties and the misappropriation of private information that results or could result in the fraudulent use of that information. This insurance policy covers all of Fidelity’s held assets and may only cover a fraction of the value of the entirety of our assets held by Fidelity. The Fidelity Custody Agreement will remain effective until terminated by either party with or without cause.

Applicable insolvency law is not fully developed with respect to the holding of cryptocurrencies in custodial accounts. If our custodied bitcoins were considered to be the property of our Custodians’ estates in the event that such Custodian were to enter bankruptcy, receivership or similar insolvency proceedings, there is a risk that we could be treated as a general unsecured creditor of such Custodian, inhibiting our ability to access our bitcoins. Even if we are able to prevent our bitcoins from being considered the property of a Custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected Custodian during the pendency of the insolvency proceedings. To our knowledge, our Custodians have not petitioned for bankruptcy protection, been declared insolvent or bankrupt, made any assignment for the benefit of creditors, or had a receiver appointed for its assets, at any point while we have been a customer. Further, none of our bitcoins were, as of the date of this prospectus, custodied with any entity that has petitioned for bankruptcy protection, been declared bankrupt or insolvent, made any assignment for the benefit of creditors, or had a receiver appointed for its assets. The recent bankruptcies in the crypto industry and failures of certain financial institutions have not resulted in any loss or misappropriation of any of our bitcoins nor have such events impacted our access to any of our bitcoins.

Additional custodians and further custody policy and procedures will be determined based on our future needs. We currently do not intend to self-custody any bitcoin, hold bitcoin in a crypto exchange service product or hold any bitcoin or other cryptocurrency for third parties.

Insurance

We maintain property insurance coverage for our mining hardware, buildings, and infrastructure. This includes coverage for earthquakes, floods and tornadoes. We also maintain cybersecurity coverage, casualty and general liability and crime insurance policies. We believe our custodian, Anchorage, maintains limited insurance policies covering the pool of cryptocurrencies it custodies against certain events of loss, such as theft. We do not carry additional insurance coverage on our bitcoin holdings. We engage our insurance broker annually to solicit underwriters to provide proposals to renew our current coverage or update our policies to meet our needs, prior to the policies’ expiration.

Government Regulation

Government regulation of blockchain and cryptocurrencies is being actively considered by the U.S. federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including FinCEN, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation (“FBI”), and the IRS) have been examining the operations of cryptocurrency networks, cryptocurrency users and the cryptocurrency exchange markets, all of which may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business, including state and local entities.

Businesses that are engaged in the transmission and custody of bitcoin and other cryptocurrencies, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to bitcoin mining continues to evolve. Bitcoin and other cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including states such as New York and California, and a number of countries other than the U.S., have developed regulatory requirements specifically for cryptocurrencies and companies that transact in them.

Regulations may substantially change in the future, and it is presently not possible to know how regulations will apply to our bitcoin mining business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have been proposed in Congress related to cryptocurrencies, including a regulatory framework advanced by the bipartisan House Financial Services Committee in July 2023 that would define when a cryptocurrency is a security or a commodity and expand the CFTC’s oversight of the cryptocurrency industry, while clarifying the SEC’s jurisdiction. Other bills may be adopted and have an impact on our bitcoin mining business. For additional discussion regarding the potential risks existing and future regulations pose to our business, see the section titled “Risk Factors.”

In addition, since transactions in bitcoin and other cryptocurrencies provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of cryptocurrency platforms, and there is the possibility that law enforcement agencies could close cryptocurrency or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving cryptocurrencies held via such platforms. For example, former Treasury Secretary Janet Yellen has previously noted that cryptocurrencies have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Former Secretary Yellen requested that federal regulators look closely at how to encourage the use of cryptocurrencies for legitimate activities while curtailing their use for malign and illegal activities.

A number of regulatory proceedings have, and may continue to have, a significant adverse impact on our industry. While we believe our holdings are not a security, we cannot assure you that future legislation or regulation will not have an adverse effect upon us. By way of further example, following the November 2022 Chapter 11 bankruptcy filings of FTX, a leading cryptocurrency exchange, and its affiliated hedge fund, Alameda Research LLC, and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. While focus on our industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of cryptocurrencies in the near future.

State regulation of bitcoin mining is another important consideration with respect to where we conduct our mining operations. A majority of our bitcoin miners are located in Texas, which historically has been one of the more favorable regulatory environments for bitcoin miners as compared to other states. However, in March 2023, the Texas state senate passed bill SB 1751, which would have limited demand response programs and created additional regulatory reporting requirements for bitcoin miners. However, the bill did not make it through the relevant state legislative committees.

Environmental, Health and Safety Matters

Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we do and will operate. These laws and regulations may impose numerous obligations that are applicable to us, including but not limited to: acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.

Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators, or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for bodily injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

Concerns have also been raised about the amount of electricity required to secure and maintain the Bitcoin network. In addition to the direct power costs of performing the calculations involved in bitcoin mining, there are indirect costs that impact a cryptocurrency networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on cryptocurrency mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

Intellectual Property

We actively use specialized hardware and software for bitcoin mining. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source.

We do not currently own any patents in connection with our existing business.

Human Capital Resources

As of December 31, 2025, we had ten full-time employees and officers and five full-time independent contractors. We expect to hire additional full-time employees over the course of 2026, including a permanent chief financial officer, chief development officer and chief legal officer, and additional finance and accounting, operations, human resources, business development and legal staff. We also expect to continue to work with existing vendors to service certain of our facilities as necessary.

Competition

In our digital solutions business, we face significant competition from various data center providers in the U.S. Many of our competitors own or operate properties similar to our facilities. We seek to differentiate our services to attract and retain customers.

Many of our competitors offer more locations and are active in more markets. Many of our competitors may have significant advantages over us, including longer operating histories, greater name recognition, pre-existing relationships with current or potential customers, the capacity to provide the same or additional products and services at a lower cost, greater access to capital and other financial and operational resources, and better established, more extensive scale and lower cost suppliers and supplier relationships. Competitors in the digital solutions business include:

●	Cipher Mining Inc.

●	DataDirect Networks

●	Digital Realty Trust

●	TeraWulf Inc.

The bitcoin mining space is filled with a range of competitors, each supplying hash power to the Bitcoin network. Competitors include everything from individual hobbyists to large-scale, professionally-run mining operations. Large-scale mining operators are our primary source of competition due to the immense hash power they provide to the network. Within bitcoin mining, we also face significant competition in many aspects of our business, including, but not limited to, the acquisition of new mining equipment, access to capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.

As more miners have recently entered the market, the increased competition for a limited number of blocks added to the bitcoin blockchain has caused a significant increase in the network hashrate. As a result, there have been rising levels of difficulty implemented by the Bitcoin network. Changes in network difficulty can create volatility in cryptocurrency mining revenue.

Our main competitors in cryptocurrency mining include the following companies:

●	Applied Digital Corporation

●	Argo Blockchain plc

●	Bit Digital, Inc.

●	Bitfarms Ltd

●	Cipher Mining Inc.

●	CleanSpark, Inc.

●	Core Scientific, Inc.

●	Greenidge Generation Holding Inc.

●	HIVE Digital Technologies Ltd.

●	Hut 8 Corp.

●	Iris Energy Limited

●	IREN Limited

●	MARA Holdings, Inc.

●	Mawson Infrastructure Group Inc.

●	Riot Platforms, Inc.

●	TeraWulf Inc.

The cryptocurrency mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future.

Company History

Ionic Digital was founded in January 2024 to acquire certain bitcoin mining assets from Celsius Mining, pursuant to the bankruptcy plan of reorganization (the “Plan”) of Celsius Network LLC and its affiliates (together with its debtor and non-debtor affiliates, “Celsius”), which was approved by a vote of a majority of Celsius creditors and subsequently confirmed by the Bankruptcy Court in November 2023. On January 31, 2024 (the “Plan Effective Date”), we acquired the bitcoin mining assets and assumed certain liabilities of Celsius Mining, an affiliate of Celsius, pursuant to the Plan. On February 1, 2024, we began operations.

The total bitcoin mining fleet that we acquired from Celsius Mining had a hashrate of approximately 12.7 EH/s, of which approximately 6.0 EH/s was actively mining on the Plan Effective Date. Under the Plan, certain of the day-to-day operations of our bitcoin mining business was initially outsourced to Hut 8 under our direction and supervision pursuant to a master services agreement (as amended and restated, the “Mining MSA”). Under the Mining MSA, Hut 8 would also complete and deliver certain related projects, upon our approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within twelve months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost also applied to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments. Effective December 10, 2024, we terminated the Mining MSA with Hut 8, providing us with operational control of Ward County and our other bitcoin mining sites in December 2024. In addition, following the termination, we have eliminated certain hosted sites and now manage our own mining operations. See “Risk Factors—Risks Related to Our Company—Due to our limited operating and financial history, our historical financial information may not be indicative of our future results of operations.”

Pursuant to the MCA, we were assigned a bitcoin mining hosting agreement (the “Alpha Hosting Agreement”) with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. (“Alpha”), originally entered into between Celsius Mining and Alpha on August 8, 2023. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement had an initial term of twelve months, with our option to renew for four consecutive twelve-month terms. For the eleven months ended December 31, 2024 (Successor), we paid an aggregate of $10.3 million in cash and 60.2 in bitcoin under the Alpha Hosting Agreement. In November 2024, we mutually terminated the Alpha Hosting Agreement in connection with the termination of the Mining MSA with Hut 8.

Ionic Digital is not a successor to Celsius Mining for corporate law purposes, and we did not assume any pre-Plan Effective Date net liabilities of Celsius Mining. Instead, under the terms of the Plan, we entered into a Master Conveyance Agreement (the “MCA”) with Celsius Mining, effective as of the Plan Effective Date. The MCA documents the assignment from Celsius Mining to us of: (i) Celsius Mining’s bitcoin mining assets (and the books and records related thereto); (ii) approximately $195 million in cash; (iii) approximately $29 million in prepaid capital investments related to Ward County; (iv) approximately $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (v) approximately 540 bitcoin (valued on the Plan Effective Date at $23 million). No cash consideration was paid from Ionic Digital to Celsius Mining for any of such assets. Ionic Digital issued 37 million shares of our Class A common stock for the benefit of the former creditors of the Debtors.

Overview of HPC/AI Infrastructure Industry

We believe that demand for data centers for HPC/AI applications will drive significant demand for digital infrastructure solutions. As businesses prioritize digital transformation, the demand for data center infrastructure is expected to increase substantially. Companies require robust, reliable and scalable solutions, including reliable, affordable access to power and infrastructure, in order to process, analyze and store vast amounts of data, and data centers play a crucial role in meeting these needs.

Energy efficiency and reliability are increasingly important considerations in the data center industry. Companies seek to develop locations with access to reliable, affordable energy sources, and implement advanced cooling and power management technologies to reduce manage their operating costs.

The AI market has experienced significant growth and development in recent years, with the rapid advancement of machine learning, natural language processing, and computer vision. We believe substantial growth in the data center industry will be driven by AI which requires high power density, changing the power and cooling requirements of the data center design.

We believe that providers offering comprehensive power, space and connectivity solutions will be best positioned to capitalize on the increasing demand for digital infrastructure solutions.

Overview of Bitcoin and the Bitcoin Mining Industry

Bitcoin is a type of cryptocurrency that is designed to work as a secure and decentralized medium of exchange. Using a blockchain database secured by a proof of work mechanism, value can be sent from one account to another in a matter of minutes, or even seconds, without requiring the involvement of a financial intermediary. Computers that run a bitcoin “full node” verify and store the historical bitcoin blockchain state. A blockchain is a form of database, and blockchain-based projects vary greatly in their levels of centralization and applications.

In the bitcoin protocol, each account is identified by a “public key,” the address to and from which funds are sent. A “private key” is needed to access the account, which can be thought of as the key to a safety deposit box. Anyone who possesses the private key for a bitcoin address has full access to the contents within it.

The Bitcoin network infrastructure is collectively maintained by a public user base that runs nodes. Running a node is accessible to anyone who has a steady broadband internet connection as well as the proper computing and storage power. The relatively low barrier to entry of running nodes allows for the network to be verified by a dispersed or “decentralized” network.

Bitcoin mining uses a method called “Proof of Work” to validate the transactions included in the settlement layer. Proof of Work is the method of validating the previous transaction block, which requires computers to run computation-intensive algorithms that attempt to solve a complicated algorithm before verifying the previous transaction block. Recognizing that over time the computing power devoted to mining can increase or decrease, every 2,016 blocks (a cadence of roughly every two weeks assuming a block is produced every 10 minutes) the Bitcoin network re-calibrates the difficulty of the puzzle in order to keep an approximately 10-minute interval between two blocks. This interval between blocks is known as the “block time.”

Bitcoin miners use SHA-256 to perform hash calculations to verify transactions for inclusion on the blockchain and receive bitcoin in exchange. They “mine” bitcoin by using ASICs that are generally optimized to compute just a single function or set of related functions. An ASIC miner is a device that uses ASICs for the sole purpose of mining bitcoin and with some equipment, other cryptocurrency. The process begins with an operator running a mining client on their computer, which turns their computer into a “node” on the Bitcoin network and validates the blocks. In return for contributing computing power to the system, miners receive bitcoin as a reward. Bitcoin miner capability is measured in terms of the processing power that the miners contribute to the overall network. This is often referred to as “hash” power, a term for the number of “hashing” algorithms worked on per second. Each newly created and verified block refers and “connects” with the immediately prior solved block, like a new link being added to a chain, which creates the blockchain. It is the software’s role to validate the various transactions occurring on the blockchain, and if the mining client is successful in adding a block to the blockchain, the operator is rewarded with a fixed bitcoin award (a “block reward”) as well as a variable bitcoin transaction fee. This process is the method by which new bitcoin is awarded to the miner and can enter circulation to the public.

The market price of bitcoin has been subject to substantial volatility, with prices ranging from a high of approximately $124,720 to a low of approximately $39,524 between January 1, 2024 and December 31, 2025 and was approximately $66,724 as of March 31, 2026, based on the daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase. The market capitalization of bitcoin as of December 31, 2025 and March 31, 2026 was approximately $1.75 trillion and $1.37 trillion, respectively (based on the U.S. dollar price of bitcoin). The market price of bitcoin is influenced by a number of complex factors, all of which are outside of our control, including market supply and demand, changes in technology or regulation, speculation, availability and cost of credit, fraudulent actors, speculation, and incomplete or inaccurate information being reported in the media. Bitcoin mining companies depend heavily on the price of bitcoin to fund their operations therefore bitcoin’s market price volatility can pose a significant challenge to the profitability and plans for future growth for such companies.

Similarly, volatility in the cost of energy — the most significant operational expense for bitcoin mining companies — can have a significant impact on their financial performance. A bitcoin mining company will be profitable only if the costs of mining a bitcoin, including amortization of computer hardware and the electricity costs associated with mining a bitcoin, are less than the market value of the bitcoin generated by the mining operations. Macroeconomic, geopolitical, regulatory and weather events can increase electricity costs and thereby adversely affect the success of a bitcoin mining operation.

As more computing power is added to the Bitcoin network, the network automatically adjusts to account for this increase in “network hashrate” — the combined computing power of all participants on the Bitcoin network — by increasing its level “difficulty” (defined below). This ensures that the time taken to solve a new block and distribute the rewards remains consistent, despite fluctuations in the network’s computing power. As a result of these adjustments, the probability of a bitcoin mining operator adding a new block to the bitcoin blockchain per unit of “hash power” — their total computing capability — has decreased over time. This dynamic introduces volatility and some downward pressure over the long term on the anticipated success rate of validating blocks and earning block rewards of block rewards for bitcoin mining operators, as the effort required to mine a block increases with the network’s overall computing power. This has led bitcoin mining operators to combine their resources into “mining pools” to smooth out the underlying stream of bitcoin rewards. Bitcoin mining operators use pooling services and contribute their hashrate (defined below) to mining pools, subject to the terms of service of the relevant pool. Participation in such pools is generally terminable at any time by either party at will without prior notice and therefore a participant’s risk to a particular mining pool is limited. In exchange for a miner’s contributions of processing power into a mining pool, the miner receives a percentage of the bitcoin mined by the collective, consistent with the miner’s proportional contribution of hash power to the pool.

A mining pool operator coordinates the computing power for all the participants. The pool uses software to coordinate the pool members’ computing power, records how much computing power each participant contributed, and assigns a proportional percentage of the block rewards to each participating member of the pool. The mining pool operator typically takes a fee in the form of a percentage of the overall pool’s revenue in return for its services.

Blockchain and the Cryptocurrency Industry

The Bitcoin network was launched in 2009. Bitcoin is a cryptocurrency with a market capitalization of approximately $1.75 trillion (based on the U.S. dollar price of bitcoin) as of December 31, 2025. Bitcoin can be traded and converted into major fiat currencies in most major economies around the world.

Mathematically Controlled Supply

The Bitcoin network has a predetermined creation schedule of blocks being released. When first launched, the reward for miners was set at 50 bitcoin per block, and this was cut in half to 25 in 2012 at block 210,000. Moving forward, the number of bitcoin awarded for solving a new block will be automatically halved every 210,000 blocks, which, at current rates, equates to approximately four years. After 2012, the reward was cut in half again to 12.5 in 2016, to 6.25 in 2020 and to 3.125 on April 19, 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence has a hard cap of 21 million, incorporating an inflation schedule that decreases over time from the launch.

Hashrate and Difficulty

“Difficulty” is a relative measure of how complex the process is to solve the hash calculation and receive the bitcoin reward. Difficulty is controlled by the Bitcoin network and is adjusted every 2,016 blocks (or roughly two weeks) depending on how much hashing power is deployed by all miners worldwide. The difficulty is designed to maintain certain mining results so that, on average, 10 minutes is required to solve a hash calculation and create a block, which currently would result in a reward of 3.125 bitcoin. If the hash calculation difficulty is too great and miners are struggling to solve the problem within 10 minutes, then the network will reduce the difficulty of mining bitcoin (and vice versa if it is too easy).

Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the bitcoin blockchain. A “hashrate” is the processing speed of a mining computer. A higher total hashrate of a specific miner, or the combined hashrate of an individual company’s miners, results in a mathematically higher probability of success in solving the block and receiving a bitcoin reward.

Seasonality

Our annual and quarterly operating results have the potential to be affected by seasonality related to weather and the related energy commodity price volatility. The price of electric power typically peaks during the winter and summer months, and more generally during extreme weather events, which can potentially impact our results. Additionally, extreme weather conditions may affect the efficiency and uptime of our mining operations which will have an impact on operating results.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. See Notes 17, 18, and 20 to our consolidated financial statements included elsewhere in this prospectus for further information.

Based on current information, the Company does not believe a material loss, if any, can be reasonably estimated from any claims, lawsuits, and proceedings to which the Company is subject, either individually or in the aggregate.

MANAGEMENT AND GOVERNANCE

The following sets forth certain information, as of December 31, 2025, concerning the persons who serve as directors on our Board of Directors (the “Board”) and as executive officers of Ionic Digital. No executive officer has any “family relationship” as defined in Item 401 of Regulation S-K) with any other executive officer or any director.

Name	Age	Position
Executive Officers
Andy Stewart	54	Chief Executive Officer and Director
James Gallagher	68	Interim Chief Financial Officer
Antonio Piraino	51	Chief Strategy Officer
Mark Lambourne	65	Chief Development Officer
Directors
Elizabeth LaPuma	46	Chairperson of the Board
Michael Abbate	46	Director
Thomas DiFiore	49	Director
Scott Duffy	45	Director
Scott Flanders	68	Director
Oliver Wiener	47	Director

Executive Officers

Andy Stewart has served as Chief Executive Officer and Director of Ionic Digital since November 2025. Mr. Stewart has more than 25 years of experience in the digital infrastructure industry, most recently serving as an independent advisor and consultant regarding digital infrastructure businesses from 2024 through 2025 and as the Chief Executive Officer of Evoque Data Center Solutions (“Evoque”) from 2020 until 2023. At Evoque, he successfully implemented a strategy to optimize its portfolio of data centers and shift sales efforts to hyperscale edge and large enterprise deployments. Prior to his time at Evoque, Mr. Stewart served as Chief Executive Officer of TierPoint, leading the company through a series of eleven acquisitions and over $2 billion of equity and debt financing transactions from 2010 until 2016. He later served as Chief Strategy Officer of TierPoint, with responsibilities encompassing service delivery, product development, and corporate strategy from 2016 until 2018. Prior to TierPoint, he served in various senior leadership roles at Cequel III, where he held roles across finance, corporate development, and operations across several communications infrastructure businesses including Suddenlink (cable), AAT (towers), and Broadwing (fiber) from 2002 until 2010. Mr. Stewart started his career in New York at JP Morgan and later worked for American Express and Charter Communications. He previously served on the Board of Directors of Flexential and as a Senior Advisor at Morgan Stanley Infrastructure Partners from 2024 until 2025. He earned a BA from Denison University and holds an MBA from the Olin School of Business at Washington University in St. Louis. Mr. Stewart was selected to serve as a Director of Ionic Digital based on his extensive background in digital infrastructure and because he is Chief Executive Officer of our company.

James Gallagher has served as Interim Chief Financial Officer of Ionic Digital since September 2025. Prior to Ionic, Mr. Gallagher has served in various Senior C level Executive roles for public, private, PE Backed and pre-IPO/liquidity event companies operating across the technology, e-commerce, fintech, consumer goods, manufacturing, real estate, and media & entertainment sectors. Key strategic qualifications include developing/executing strategic transformations, driving liquidity event execution, LBOs, IPOs, reverse mergers, and M&A transactions (domestically and internationally), restructuring, operational turnarounds, structuring and reporting complex financial transactions, and building infrastructures to scale in high growth and distressed environments.

Most recently, Mr. Gallagher has served as a Partner in TechCXO (C Suite Executives on Demand) since September 2024, and previously as Managing Director of his own Financial Consulting firm (Gallagher Enterprises) for over 20 years, as a Fractional, Interim or Project focused Executive Partner working with growth oriented companies seeking to initiate change to grow their businesses and reach new goals. Mr. Gallagher previously worked for Arthur Andersen & Co. in New York for over 10 years as a Senior Audit Manager, and has also held Senior Executive Management positions with companies like Sony Music, WoWoW Entertainment Pay TV(JAPAN), Xerox Financial Services (spinoffs), Medsite, Vertro/Miva, Viz-RT, and Bluefly, amongst others. Mr. Gallagher received his Bachelor of Business Administration in Financial Accounting from Iona University.

Antonio Piraino has served as Chief Strategy Officer of Ionic Digital since February 2026. Mr. Piraino brings 30 years of experience in digital infrastructure, data centers, cloud computing, and AI-enabled technology platforms. From 2011 to 2020, he served as Chief Technology Officer of ScienceLogic, where he led the company’s technology vision and product strategy as it expanded its infrastructure monitoring and AIOps platform for global enterprises, data center operators, and managed service providers. From 2007 to 2011, he served as Vice President of Research at Tier1 Research (a division of 451 Research, now part of S&P Global Market Intelligence), where he led research and advisory coverage of managed hosting, colocation, CDN, and cloud infrastructure markets.

Following his tenure at ScienceLogic, Mr. Piraino served in senior advisory leadership roles at Uptime Institute, including as Global Head of its Technical Advisory Group, leading international engagements focused on data center strategy, site selection, capacity planning, risk mitigation, and technical due diligence. He has also advised private equity firms, including ORIX Capital Partners and Hg Capital, on technology investment strategy and acquisition diligence, and founded early-stage ventures focused on AI-enabled cloud and digital infrastructure solutions. Mr. Piraino holds a Bachelor of Science degree from the University of Natal, an International MBA from Georgetown University, and has completed professional education in Applied Data Science at the Massachusetts Institute of Technology (MIT).

Mark Lambourne has served as Chief Development Officer of Ionic Digital since March 2026. Mr. Lambourne brings over 30 years of experience in the digital infrastructure industry. He has worked with numerous data center operating businesses as well as private equity and real estate investment companies, where he has overseen the development of new facilities, acquisitions and transformation of existing assets, and investment opportunities in digital infrastructure operating companies in major markets. Mr. Lambourne has served as the Managing Director and President for DC Capital Group, an independent business advisory, strategy and investment firm, since January 2009. He was also President of Digital Infrastructure Advisors Ltd. from September 2022 until its sale in 2025. Mr. Lambourne has overseen the predevelopment of a Hyperscale Build to Suit project, the commercial due diligence of several successful platform acquisitions for capital funds, completed the packaging of numerous Powered Land development projects and provided investment management advisory services on numerous data center assets. Other roles previously held by Mr. Lambourne include: (i) European Managing Director for Digital Realty Trust from 2006 to 2008, where he was responsible for establishing corporate operations and acquiring existing data center assets and development sites throughout Europe, (ii) Chief Executive Officer of ClearBlue Technologies from 2001 to 2004, where he oversaw the acquisition of eight companies in the data center business although to a reverse merger into Navisite, a publicly traded Nasdaq entity, and (iii) Chief Operating Officer for Global Switch from 1999 to 2001, where he helped develop their data center properties throughout Europe and Asia. Mr. Lambourne received his Bachelor of Arts in Human Movement from the University of Kent and a Masters in Physical Education from the University of California, Berkley.

Directors

Elizabeth A. LaPuma has served as a Director of Ionic Digital since January 2024 and as Chair since September 2024. Ms. LaPuma brings over two decades of financial advisory and board expertise across diverse industries. With a strong background in originating and structuring complex financial transactions, she is a trusted advisor to numerous business leaders. Ms. LaPuma’s principal occupation is serving as a director of several public and private companies, including, from January 2025 through November 2025, Big Lots, Inc., a discount retailer; from April 2024 through April 2025, ContextLogic Inc., an e-commerce platform; from September 2023 through August 2024, Ebix Inc., a software solutions company; from August 2023 through June 2024, WeWork Inc., a workspace provider; and from June 2023 through October 2023, Surgalign Holdings, Inc., a global medical technology company. Ms. LaPuma is a board member for several private businesses within the fintech, AI, healthcare, consumer, and real estate sectors. Prior to these roles, from January 2020 to August 2023, Ms. LaPuma was a Managing Director and Head of Balance Sheet Advisory at UBS, the global investment bank. Prior to UBS, from July 2013 to January 2020, she was a Managing Director and Head of Asset Management Services at Alvarez & Marsal, where Ms. LaPuma advised governments and financial institutions on diverse assets. Ms. LaPuma previously held positions at BlackRock, Lazard Frères & Co. LLC, Credit Suisse and Perella Weinberg Partners L.P. Ms. LaPuma received her M.B.A. in Finance as a Palmer Scholar and B.S. in Finance from The Wharton School at the University of Pennsylvania and her B.A. in International Relations, magna cum laude, from The School of Arts and Sciences at the University of Pennsylvania. Ms. LaPuma has been selected to serve as a Director due to her extensive financial advisory experience (including with complex capital raising and other financial transactions), experience as an advisor to and board director for companies in the AI sector, service as a fiduciary for public and private companies, and her leadership with the Company since its inception. Ms. LaPuma was nominated for election by our stockholders at the 2025 annual meeting in connection with the settlement of pending litigation and pursuant to a cooperation agreement entered into between the Company and Figure Markets Holdings, Inc., GXD Labs LLC, and certain stockholders of Ionic Digital (the “Cooperation Agreement”).

Michael Abbate has served as a Director of Ionic Digital since July 2025. Mr. Abbate is the Co-Founder and Chief Investment Officer of GreenWulf Asset Management, an opportunistic asset management firm focused on AI infrastructure and financial technology, since July 2025. He also served as an Advisor to Figure Technology Solutions, Inc. (“Figure”) through February 2026 following his tenure as Chief Information Officer from January 2024 through February 2025. Mr. Abbate served as Managing Partner of NovaWulf Digital Management, LP (“NovaWulf”), an investment manager focused on distressed cryptocurrencies and energy infrastructure from June 2021 through December 2023. From 2012 through December 2020, Mr. Abbate was a Partner at King Street Capital Management, L.P., a leading global alternative asset manager. Mr. Abbate started his career as an investment banker in global technology at Morgan Stanley and received a Bachelor of Computer Science and Engineering from Dartmouth College. Mr. Abbate was appointed to the Board in connection with the settlement of pending litigation and pursuant to the Cooperation Agreement.

Thomas DiFiore has served as a Director of Ionic Digital Inc. since January 2024. Since 2021, Mr. DiFiore has served as President of DOBAC LLC, a business consulting firm providing strategic guidance on operational and management issues. From 2015 to 2021, he was the CEO of Fullerton Auto Group, a franchised automotive dealership network. Since 2015, Mr. DiFiore has also served as President of Fullerton Reinsurance Company, overseeing claims management and investment strategy for the company’s reinsurance asset pool. Mr. DiFiore served as the Co-Chair of the Official Committee of Unsecured Creditors (UCC) in the Celsius Network LLC bankruptcy from July 2022 through February 2024, playing a leading role in the reorganization process of one of the largest crypto bankruptcy cases to date. In August 2024, Mr. DiFiore was named an advisor to World Liberty Financial, a cryptocurrency platform focused on decentralized finance and tokenized real-world assets, which just recently launched the stable coin, USD1. Earlier in his career, Mr. DiFiore was among the earliest adopters of bitcoin, beginning to mine in 2010 using custom-built miners and open-source software. His hands-on involvement with the network’s foundational infrastructure gave him deep technical insight into the evolution of cryptocurrencies over the past fifteen years. In addition to his business experience, Mr. DiFiore has served for more than eight years as a member of the Advisory Council for the Somerset Patriots, the Double-A affiliate of the New York Yankees. In 1999, Mr. DiFiore graduated from the National Automobile Dealers Association’s Dealer Academy. Mr. DiFiore was selected to serve as a Director of Ionic Digital based on his extensive background in cryptocurrencies, bitcoin mining, and operational leadership and appointed to the Board pursuant to the Plan.

Scott Duffy has served as a Director of Ionic Digital since January 2024, bringing deep subject matter expertise in blockchain, bitcoin mining, decentralized finance, and cryptocurrency management. Mr. Duffy served as the Co-Chair of the Official Committee of Unsecured Creditors in the Celsius Network LLC bankruptcy from July 2022 through February 2024, playing a leading role in the reorganization process of one of the largest crypto bankruptcy cases to date. Mr. Duffy oversaw billions of dollars in workload transition to ERP systems at the Defense Finance and Accounting Service (DFAS), facilitating major base realignment and closure initiatives for armed services and defense agency customers. He established and chaired the Columbus Mission Focus Group while at DFAS implementing the first pilot telework program for over 2,000 civilian employees. Since December 2017, he has served as CEO of ICB Solutions, a family investment firm of which he is the sole shareholder. Mr. Duffy’s commitment to education and community is reflected in his service on the Ohio Dominican University Finance Advisory Board and, until recently, on the Oakstone Community School Board as a member of the Finance Committee. Mr. Duffy holds a B.S. in Finance and Business Administration from Ohio Dominican University. Mr. Duffy was selected to serve as a Director of Ionic Digital based on his experience in cryptocurrencies, large-scale mining operations, and his financial oversight positions him to help drive Ionic Digital’s continued growth and success and appointed to the Board pursuant to the Plan.

Scott Flanders has served as a Director of Ionic Digital since July 2024. Mr. Flanders is a seasoned executive with extensive experience in the media, entertainment, and technology industries. His principal occupation is as the Chairman of Fathom Holdings Inc., a publicly listed, national technology driven real-estate platform company since November 2023, and brings a wealth of leadership and governance expertise to the Ionic Digital board. He also served as Chairman of the board of Digital Media Solutions, Inc. a digital performance marketing provider, from June 2023 to February 2025. Mr. Flanders has a distinguished career, having served as the CEO of several prominent companies, including eHealth, Inc, Playboy Enterprises, Freedom Communications, and Columbia House. As the CEO of eHealth, Inc., a position he held from May 2016 until October 2021, Mr. Flanders developed and executed a strategic growth plan that significantly expanded the company’s market share in the Medicare Advantage and small business insurance markets. His leadership was also pivotal in transforming Playboy Enterprises (CEO May 2009-May 2016 and Director July 2009-2019) into a brand management company. Mr. Flanders served as the President and Chief Executive Officer of Freedom Communications, Inc., including as a member of its Board of Directors from 2001 to 2009. From September 1999 to July 2005, he served as Chairman and Chief Executive Officer of Columbia House Company, which was acquired by Bertelsmann AG in July 2005 Mr. Flanders is both an attorney and a Certified Public Accountant (CPA), and he holds a B.A. in Economics from the University of Colorado and a J.D. from the Maurer School of Law at Indiana University. Mr. Flanders has been selected to serve as a Director due to his extensive executive leadership experience and his proven ability to drive growth and innovation in complex industries.

Oliver Wiener has served as a Director of Ionic Digital since July 2025. Mr. Wiener is the Founder and Managing Partner of Kensington Merchant Partners, a merchant bank, investment management and corporate development advisory business focused on Financials, Fintech, Insurance, Insuretech and Blockchain verticals, since January 2023. Previously, he served as a Portfolio Manager at Standard Investments from May 2021 until December 2022. Prior to that, Mr. Wiener served as Founding Team Member and Partner at BTIG, LLC, a global financial services firm from March 2003 until May 2021. Mr. Wiener has served as a member of the Board of Directors of Chain Bridge I (NASDAQ: CBRGU) since February 2024, and The National Security Group, Inc., an insurance holding company since October 2024. In addition, Mr. Wiener serves as a board observer at Figment Inc., a leading provider of blockchain infrastructure since 2022, an advisory board member at Extend since 2021, as well as advisor to investment firms Figment Capital since July 2021 and Hangar since March 2023. Mr. Wiener served as a founding member and former President of the board of the Association for Digital Asset Markets, a private, non-profit, industry-led, broad-based association of firms operating in the cryptocurrency space from November 2018 until May 2021. He is an active member of the Economic Club of New York and the University of Wisconsin College of Letters and Science Board of Visitors, as well as the UW Technology Entrepreneurship Office Advisory Council. He received a B.A. in Political Science and International Relations from the University of Wisconsin-Madison. Mr. Wiener was appointed to the Board in connection with the settlement of pending litigation and pursuant to the Cooperation Agreement.

Corporate Governance

Composition of the Board of Directors

Our business and affairs are managed by or under the direction of our Board. Elizabeth LaPuma serves as the Chair of our Board. Our Board is currently composed of seven directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, the total number of directors constituting the Board shall be fixed by resolution adopted by a majority of the directors and the Board is a classified board with each director serving a staggered, three-year term. The directors are elected by the holders of the Class A common stock, voting as a separate class.

Subject to any special rights of the holders of one or more series of preferred stock to elect additional directors, the directors shall be divided, with respect to the time for which they hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The initial term of office of the Class I directors expired at the Company’s first annual meeting of stockholders held during 2025. Ms. LaPuma was reelected to serve as a Class I director for a full three-year term expiring at the third annual meeting of stockholders held following the 2025 annual meeting. The initial term of office of the Class II directors shall expire at the Company’s second annual meeting of stockholders; and the initial term of office of the Class III directors shall expire at the Company’s third annual meeting of stockholders. Our directors will be divided among the three classes as follows:

●	the Class I directors are Elizabeth LaPuma and Michael Abbate whose terms will expire at the annual meeting of stockholders to be held in 2028;

●	the Class II directors are Scott Flanders and Oliver Wiener whose terms will expire at the annual meeting of stockholders to be held in 2026; and

●	the Class III directors are Thomas DiFiore, Scott Duffy, and Andy Stewart, whose terms will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election. Each director’s term shall continue until the election and qualification of such director’s successor, or the director’s earlier death, resignation, disqualification or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of approximately one-third of the directors.

The classification of our Board may have the effect of delaying or preventing a change of our management, a change of control or other corporate actions. Under Delaware law and our amended and restated certificate of incorporation, for so long as our Board of Directors is divided into classes, our directors may be removed only for cause.

Director Independence

The rules of Nasdaq require that a majority of our Board be independent at the time of our initial public listing. An “independent director” is defined as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of Ms. LaPuma and Messrs. DiFiore, Duffy, Wiener, Abbate and Flanders do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Rules.

Committees of the Board of Directors

The standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. The members of each committee are appointed by the Board and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. The Board has also designated two special committees: a shareholder value committee and a strategic committee.

A copy of the charters for each of the respective committees is available on our website at https://ionicdigital.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Audit Committee

Our audit committee consists of Ms. LaPuma and Messrs. Flanders, and DiFiore, with Elizabeth LaPuma serving as the chair of the committee. The Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of Ionic’s audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Board has determined that Elizabeth LaPuma qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the Board has considered Ms. LaPuma’s formal education and previous and current experience in financial and accounting roles. Both Ionic’s independent registered public accounting firm and management periodically meet privately with Ionic’s audit committee.

The audit committee’s responsibilities include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Ionic’s independent registered public accounting firm;

●	discussing with Ionic’s independent registered public accounting firm their independence from management;

●	reviewing with Ionic’s independent registered public accounting firm the scope and results of their audit;

●	pre-approving all audit and permissible non-audit services to be performed by Ionic’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and Ionic’s independent registered public accounting firm the interim and annual financial statements that Ionic’s files with the SEC;

●	reviewing and monitoring Ionic’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Compensation Committee

Our compensation committee consists of Messrs. Flanders, Abbate and DiFiore, with Mr. Flanders serving as the chair of the committee. Messrs. Flanders, Abbate and DiFiore are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The Board has determined that Messrs. Flanders, Abbate and DiFiore are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities include, among other things:

●	reviewing and setting or making recommendations to the Board regarding the compensation of Ionic’s executive officers;

●	making recommendations to the Board regarding the compensation of the Board;

●	reviewing and approving or making recommendations to the Board regarding Ionic’s incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing any compensation consultants.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Flanders, Ms. LaPuma and Mr. Wiener, with Mr. Flanders serving as the chair of the committee. The Board has determined that Messrs. Flanders and Wiener and Ms. LaPuma are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a nominating and corporate committee.

The functions of the nominating and corporate governance committee include:

●	identifying and recommending candidates for membership on the Board;

●	recommending directors to serve on the Board committees;

●	reviewing and recommending to the Board any changes to our corporate governance principles;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	overseeing the process of evaluating the performance of the Board; and

●	advising the Board on corporate governance matters.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Strategy Committee

Ms. LaPuma and Messrs. DiFiore, Abbate, Flanders and Wiener are members of this committee, and Mr. DiFiore is the chair.

The functions of the Strategy Committee include:

●	making recommendations to the Board regarding the process to select a permanent Chief Executive Officer;

●	making recommendations to the Board to increase liquidity for stockholders; and

●	making recommendations to the Board regarding engagement of strategic advisors.

Code of Conduct and Ethics

We have a code of conduct and ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of conduct and ethics is available on our website, https://www.ionicdigital.com/corporate-governance. The reference to our website address in this prospectus does not include or incorporate by reference the information on that website into this prospectus. We intend to disclose future amendments to certain provisions of this code of ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Board.

EXECUTIVE COMPENSATION

Introduction

This section provides certain information required by the rules of the SEC regarding the compensation of our “named executive officers” (defined as (1) all individuals who served as our Chief Executive Officer during any part of the fiscal year ended December 31, 2025 (“fiscal 2025”), (2) our next most highly compensated executive officer still serving as of the end of fiscal 2025, and (3) an additional former executive officer who would have been the most highly compensated executive officer other than our Chief Executive Officer for fiscal 2025, but for the fact that she was not serving as of the end of that year). As an emerging growth company, we have opted to comply with the executive compensation rules otherwise applicable to “smaller reporting companies,” as such term is defined in Rule 12b-2 under the Exchange Act. The primary objective of our executive compensation program is to attract and retain talented executives to manage and lead our Company effectively. The compensation packages for our named executive officers generally include a base salary, annual cash bonuses, equity awards, and other benefits.

In line with the above-described SEC requirements, our named executive officers for fiscal 2025 are:

●	Andy Stewart, our Chief Executive Officer (since November 2025);

●	James Gallagher, our Interim Chief Financial Officer (since September 2025);

●	Anthony McKiernan, our former Interim Chief Executive Officer (from December 2024 until November 2025); and

●	Laura Schnaidt, our former Chief Legal Officer and Corporate Secretary (from November 2024 until August 2025).

Summary Compensation Table

The following table provides summary information concerning compensation of our named executive officers for services rendered to us during fiscal 2025 and, to the extent they were then serving us, the eleven months ended December 31, 2024 (“fiscal 2024”), in all capacities, including amounts paid before and/or after they were considered “executive officers.”

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Andy Stewart
Chief Executive Officer	2025	38,461	—	25,770,000	769	25,809,230
Anthony McKiernan
Former Interim Chief Executive Officer	2025	500,000	500,000	—	14,000	1,014,000
	2024	11,538	—	—	—	11,538
James Gallagher
Interim Chief Financial Officer	2025	177,560	—	—	—	177,560
Laura Schnaidt
Former Chief Legal Officer	2025	300,000	192,000	—	—	492,000
	2024	78,139	—	—	—	78,139

(1)	Amounts reflect the following amounts earned during the fiscal year presented: (i) for Messrs. Stewart and McKiernan, the base salaries paid to them by us as our employees; (ii) for Mr. Gallagher, fees paid to him by a third-party executive search firm, who has a consulting agreement with us to provide us with Mr. Gallagher’s services; and (iii) for Ms. Schnaidt, fees paid directly to her by us pursuant to our professional services agreement with her.

(2)	The grant date fair values are computed in accordance with FASB ASC Topic 718, based on assumptions in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Reflects the following amounts: for Mr. Stewart, $769.23 in matching contributions by us to the 401(k) account for 401(k) matching contributions; and for Mr. McKiernan, $14,000 in matching contributions by us to the 401(k) account.

Narrative Disclosure to Summary Compensation Table

Management Agreements

We entered into an employment agreement with Mr. Stewart on November 17, 2025. Pursuant to the employment agreement, Mr. Stewart receives an annual base salary of $500,000, paid in accordance with the Company’s customary payroll practices and subject to annual review and possible increase (but not decrease) as determined by the Board in its sole discretion, except for any proportionate reduction that applies as part of a reduction to substantially all senior executives of the Company. Mr. Stewart is eligible to receive an annual cash bonus with a target amount of 100% of his annual base salary. Mr. Stewart’s 2026 bonus will be no less than $250,000; however, if the Company completes an IPO by June 30, 2026, the 2026 bonus will be no less than $500,000. During the term of his employment agreement and for a 12-month period following the date of any termination, Mr. Stewart is subject to non-competition, non-solicitation, and non-hire restrictions, which prohibit him from directly or indirectly engaging in, providing services to, or having an equity interest in any person or entity engaged in the digital infrastructure and cryptocurrency mining business that competes with the Company, subject to limited carve-outs for passive equity interests not exceeding 5% of the outstanding interest in a competing business and certain post-employment advisory activities. For information about the terms of Mr. Stewart’s employment agreement governing payments upon termination, see “Termination and Change in Control Provisions.”

We do not have an agreement directly with Mr. Gallagher, whose services are provided to us pursuant to a separate consulting agreement between us and a third-party executive search firm.

Our agreements with Mr. McKiernan and Ms. Schnaidt are no longer in effect. However, for purposes of SEC disclosure, we briefly summarize their material terms here. We entered into an offer letter with Mr. McKiernan on December 9, 2024 providing for the terms of his at-will employment with us, including (i) an annual base salary, (ii) eligibility for an annual performance bonus and in some cases additional special bonuses, and (iii) participation in our benefit plans in accordance with our policies. We entered into a professional services agreement with Ms. Schnaidt on October 26, 2024, as later amended, providing for the terms of her services as an at-will non-employee consultant to us, including (i) a monthly consulting fee, (ii) reimbursement of reasonable out-of-pocket expenses incurred by her in the performance of her duties, and (iii) our indemnification and exculpation obligations to her in connection with her services to us.

Base Salaries

Our named executive officers received in fiscal 2025 and those still serving us currently receive a base salary or consulting fee to compensate them for services rendered to us. The base salary or consulting fee for each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. For fiscal 2025, the amounts were as follows: we paid Mr. Stewart an annual base salary of $500,000; we paid a third-party executive search firm a weekly consulting fee of $19,000 for the services of Mr. Gallagher (the “Summary Compensation Table” shows the amount paid to him by such firm); we paid Mr. McKiernan an annual base salary of $500,000; and we paid Ms. Schnaidt a monthly consulting fee of $40,000.

Annual Bonuses

We provided in fiscal 2025 and currently provide incentive compensation in the form of annual performance bonuses to certain employees, including our named executive officers Messrs. Stewart and McKiernan. We may also pay sign-on, special retention, or other discretionary bonuses to any of our named executive officers from time to time as a way of attracting and retaining top talent. Mr. Gallagher is not and Ms. Schnaidt was not eligible to receive an annual performance bonus due to their service to us via consulting arrangements, but are or were eligible to receive discretionary bonuses. All bonuses may be paid in cash or equity at the discretion of the board or compensation committee.

Annual performance bonuses are determined by our Board of Directors or compensation committee, based on both individual performance of the eligible named executive officer and our overall corporate performance, generally in accordance with performance milestones established by our board or compensation committee. The performance goals differ from executive to executive, with each executive’s target annual bonus opportunity equal to a predetermined percentage of his or her base salary. During the covered year, we select the performance targets, target amounts, target award opportunities and other terms and conditions of annual bonuses for the eligible named executive officers, subject to the terms of their employment agreements. Following the end of each year, the board or compensation committee determines the extent to which the performance targets were achieved and the amount of the award that is payable to the eligible named executive officers.

The target opportunities for the annual performance bonuses for our eligible named executive officers in fiscal 2025 were as follows: for Mr. Stewart, 100%; and for Mr. McKiernan, 100%. Neither of these performance bonuses were paid out for fiscal 2025, due either to performance and/or the named executive officer leaving the Company before the payout date. Otherwise, we paid Mr. McKiernan and Ms. Schnaidt discretionary bonuses of $500,000 and $192,000, respectively, for their services to us during fiscal 2025.

Equity Awards

We believe that equity incentives motivate executive officers to achieve exemplary results, reward performance, incentivize retention, and align the interests of our executive officers with those of our stockholders. The Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), which was adopted on the Plan Effective Date, allows us to grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of December 31, 2025, we had reserved 4,841,180 shares (subject to an evergreen) under the Omnibus Plan.

Mr. Stewart received in 2025 a grant of 186,875 time-vesting restricted stock units (“RSUs”) and 560,625 performance-vesting restricted stock units (“PRSUs”). The RSUs vest over a five-year period in equal installments, with one-fifth vesting on each of the first five anniversaries of the grant, provided that Mr. Stewart remains employed through such vesting date. The PRSUs may vest under two scenarios. First, they may vest under a “change in control” (as defined in the Omnibus Plan) of the Company at certain “valuation” thresholds, provided that Mr. Stewart remains employed through the date of the change in control, with (i) one-third vesting where the valuation is at least $2.5 billion, (ii) an additional one-third vesting where the valuation is at least $3.75 billion, and (iii) a final one-third vesting where the valuation is at least $5 billion. Second, they may vest based on the average daily weighted stock price of the Company’s common stock over a 60-calendar-day period (“AWDSP”) reaching certain thresholds, provided that Mr. Stewart remains employed through the date of the achievement of the applicable threshold and for 6 months afterward, with (i) one-third vesting where the AWDSP creates a valuation at least $2.5 billion, (ii) an additional one-third vesting where the AWDSP creates a valuation at least $3.75 billion, and (iii) a final one-third vesting where the AWDSP creates a valuation of at least $5 billion. For purposes of the PRSUs, “valuation” means the fair market value of the Company, determined by the Board of Directors as of the applicable valuation date, without giving effect to any minority, illiquidity, or similar discounts, and reflecting deductions for outstanding indebtedness and other liabilities, accrued but unpaid expenses, and other amounts that should be deducted to determine the net value distributable to equity holders under GAAP upon a sale, liquidation, or similar transaction.

Pension Benefits and Non-qualified Deferred Compensation Benefits

Our named executive officers did not in fiscal 2025 and currently do not participate in, or otherwise receive any benefits under, any pension plan or non-qualified deferred compensation plan sponsored by us.

Retirement Plan

We have a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers all employees, including our named executive officers, who may contribute up to statutory limits imposed by the Internal Revenue Code. We provide matching contributions of 100% for the first three percent of eligible compensation for enrolled employees and 50% of the next two percent of eligible compensation for enrolled employees.

Other Benefits

The health, safety, and well-being of employees is paramount. We provided in fiscal 2025 and currently provide to all our employees, including our named executive officers employed by us, certain broad-based benefits that are intended to attract and retain employees while providing them with health and welfare security. Other than the retirement plan discussed above, broad-based employee benefits include medical, dental and other benefits.

Outstanding Equity Awards as of December 31, 2025

The following table provides information concerning outstanding equity awards held by our named executive officers at the end of fiscal 2025.

Stock awards
Name	Number of shares that have not vested (#)	Market value of shares that have not vested(1) ($)	Equity incentive plan awards: number of unearned shares that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares that have not vested ($)
Andy Stewart	186,875	5,326,280	560,625	15,675,281
Anthony McKiernan	—	—	—	—
James Gallagher	—	—	—	—
Laura Schnaidt	—	—	—	—

Termination and Change in Control Provisions

For fiscal 2025 and currently, Mr. Stewart is the only named executive officer with whom we maintain severance or change in control arrangements. In connection with the consummation of our listing, we plan to establish a new severance plan, as described further under “Compensation Arrangements to Be Adopted in Connection with this Listing.”

Mr. Stewart’s cash and other benefits upon termination or change in control are covered by his employment agreement. If the Company terminates Mr. Stewart’s employment without cause, he is entitled, in addition to all accrued obligations, to continued payment of his annual base salary for a severance period beginning on the date of termination and ending on the earlier of the 12-month anniversary of that date or the first date on which Mr. Stewart violates any applicable restrictive covenant. In addition, Mr. Stewart is entitled to receive a prorated portion of his annual bonus with respect to the year of termination, determined based on actual achievement of the applicable performance goals. All severance payments are conditioned upon Mr. Stewart’s execution and non-revocation of a general waiver and release of claims in favor of the Company.

With respect to his equity awards granted in 2025, if he is terminated for any or no reason, all such RSUs and PRSUs that remain unvested on the date of termination will be automatically forfeited without payment of any consideration (with the exception of a termination for cause within three months prior to a change in control, which impacts the RSUs as noted below). With respect only to his RSUs granted in 2025, where a change in control (as defined in the Omnibus Plan) occurs within the first 12 months after November 17, 2025, (i) if the valuation of the Company is less than $2.5 billion, then all such outstanding RSUs will vest immediately upon the change in control, and (ii) if the valuation of the Company is more than $2.5 billion, then one-half of such outstanding RSUs will vest immediately upon such change in control, in each case, subject to Mr. Stewart’s continuous employment through the date of the change in control. If Mr. Stewart is terminated without cause within the three-month period before the consummation of a change in control, he will be entitled to accelerated vesting as if he was employed through the date of the change in control. For purposes of the RSUs, “valuation” means the fair market value of the Company, determined by the Board of Directors as of the applicable valuation date, without giving effect to any minority, illiquidity, or similar discounts, and reflecting deductions for outstanding indebtedness and other liabilities, accrued but unpaid expenses, and other amounts that should be deducted to determine the net value distributable to equity holders under GAAP upon a sale, liquidation, or similar transaction. For the impact of a change in control on Mr. Stewart’s PRSUs, see “Narrative Disclosure to Summary Compensation Table—Equity Awards” above.

Director Compensation

Director Compensation Table

Our non-employee directors who served during fiscal 2025 earned the aggregate amounts of compensation for 2025 set forth in the table below. Additionally, we provided in fiscal 2025 and currently provide reimbursement to non-employee directors for their reasonable expenses related to their service on our board.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)	All Other Compensation ($)(5)	Total ($)
Michael Abbate	51,639	1,350,361	—	1,402,000
Thomas DiFiore	286,923	1,350,361	—	1,637,284
Scott Duffy	280,247	1,350,361	38,193	1,668,801
Scott N. Flanders	345,275	1,350,361	—	1,695,636
Elizabeth LaPuma	476,551	1,350,361	—	1,826,912
Oliver Wiener	51,639	1,350,361	—	1,402,000

(1)	Amounts reflect annual cash retainers paid to our non-employee directors for service on our board and/or committees, prorated based on the number of days served by each director during fiscal 2025. The amounts are, starting from the second quarter of fiscal 2025, those paid to our directors under our director compensation program (as described in “Director Compensation Program”), with payments in the first quarter of fiscal 2025 as follows: all non-employee directors, $18,750; chairperson of the board, $10,000; audit committee chairperson, $10,000; other audit committee member(s), $5,000; compensation committee chairperson, $3,750; other compensation committee member(s), $1,875; nominations and governance committee chairperson, $2,500; and other nominations and governance committee member(s), $1,250.

(2)	Amounts also reflect a cash payment of $82,500 made in January 2025 to the directors then serving (i.e., Messrs. DiFiore, Duffy and Flanders and Ms. LaPuma), which was originally promised as RSUs but then converted into cash.

(3)	Amounts reflect our annual grant of 37,375 RSUs to each of our non-employee directors (as described in “Director Compensation Program”). The 37,375 RSUs were the only outstanding equity awards held by our non-employee directors as of December 31, 2025.

(4)	The grant date fair values are computed in accordance with FASB ASC Topic 718, based on assumptions in Note 14 to our consolidated financial statements included elsewhere in this prospectus.

(5)	Amount reflects the reimbursement of legal expenses for Mr. Duffy.

Director Compensation Program

Our non-employee directors receive annual cash retainers, prorated based on the number of days served, as well as an annual equity grant. The annual cash retainer amounts are as follows: all non-employee directors, $90,000; chairperson of the board, $150,000; audit committee chairperson, $40,000; other audit committee member(s), $10,000; compensation committee chairperson, $20,000; other compensation committee member(s), $10,000; nominations and governance committee chairperson, $20,000; other nominations and governance committee member(s), $10,000; strategy committee chairperson, $20,000; and other strategy committee member, $10,000. All non-employee directors also receive an equity grant of 37,375 RSUs under our Omnibus Plan, which vest ratably over three years starting on the date of the annual meeting of stockholders held in the year following grant. If a non-employee director is not re-elected or otherwise ceases to be a director prior to the following annual meeting, other than due to death or disability or a change in control, the unvested portion of these RSUs will be forfeited, and upon a change in control, any unvested and non-forfeited portion of these RSUs will be accelerated.

Compensation Governance

Executive compensation and related decisions, including the strategic oversight of our compensation and benefit programs, are made by the Board, based on the recommendation of the Compensation Committee with the assistance of our management. Our Board also determines our non-employee director compensation, based on the recommendation of the Compensation Committee. For more information, see “Management and Governance—Corporate Governance—Compensation Committee.” For fiscal 2025, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”), to assist it in developing its recommendations on non-employee director compensation. FW Cook provided and continues to provide benchmarking services on each element of compensation and the total compensation of our non-employee directors, as well as related guidance and advice, to help the Compensation Committee design a recommended program appropriate for a company of our size, industry, maturity and complexity.

Compensation Arrangements to Be Adopted in Connection with this Listing

Equity Grant Procedures

As a matter of policy, we do not permit the timed disclosure of material non-public information for the purpose of affecting the value of executive compensation. In connection with the consummation of our listing, to the extent we make equity grants to a broader population than those who have received equity historically, we intend to adopt and implement more developed practices around the grant of equity awards, which will ensure that we continue adhering to this policy.

Severance Plan

In connection with the consummation of our listing, we plan to adopt a new severance plan. We have not yet determined the terms of the plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Transactions Involving Related Parties

The following disclosure summarizes the material provisions of the various agreements currently or formerly with Ionic Digital’s related parties and is qualified by the full text of the agreements, a copy of each which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Mining Management Services Agreement

We entered into the Mining MSA as of the Plan Effective Date with Hut 8. The Mining MSA provided that Hut 8 would manage and oversee certain aspects of the bitcoin mining business operations of the Company and its subsidiaries. The capped construction cost also applied to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.

The Mining MSA initially provided for an initial term of four years, with an option to extend for an additional year at the discretion of the Board or an automatic extension for an additional year should the Company’s EH/s equal to or be greater than 23 EH/s at any point on or prior to the third anniversary of the Mining MSA. Under the terms of the Mining MSA, Hut 8 was entitled to receive an annual management fee of $20.4 million, subject to certain project related adjustments and a consumer price index (“CPI”) adjustment during the one-year extension period. Additionally, the Company was required to reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board or otherwise approved by the Board. The Mining MSA was subject to customary representations and warranties by both parties, and each of Hut 8 and the Company agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provided that, subject to certain conditions, Hut 8 would not be liable for or responsible to the Company if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in miners and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 was to be proportionately reduced. Furthermore, the Mining MSA provided that it may be terminated by mutual agreement, by the Company for cause or in certain circumstances, or by Hut 8 for cause. On June 19, 2024, the Company and Hut 8 amended and restated the Mining MSA to, among other things, (i) reduce Hut 8’s annual management fee to $15.0 million per year, (ii) eliminate an early termination condition tied to the effectiveness of the Company’s Form 10 filing, (iii) allow the Company to terminate the Mining MSA for any reason, subject to payment of a reduced termination fee equal to $22.5 million, and (iv) obligate Hut 8 to perform management and construction services for the Ward County site with enhanced performance standards, reporting obligations and milestones, including setting December 17, 2024 as the deadline for Hut 8 to substantially complete construction and energization of a 200 MW bitcoin mining facility at the Ward County property with a penalty to Hut 8 of $1 million per month of delay, up to a maximum penalty of $6 million. A copy of the amended and restated Mining MSA is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Company terminated the Mining MSA effective as of December 10, 2024, pursuant to the terms of the agreement, which did not require the Company to pay a termination fee. Our former Chief Executive Officer was previously an employee of a subsidiary of Hut 8 and two of our initial directors were appointed by Hut 8 before the termination of the Mining MSA.

Contribution Agreement

We entered into a contribution agreement as of the Plan Effective Date (as amended on June 19, 2024, the “Contribution Agreement”) with Hut 8, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. The Contribution Agreement provides that Hut 8 will purchase from us, for an aggregate purchase price of $6,378,000 (the “Initial Plan Sponsor Investment”), the number of shares of our Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of our Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of our Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of our Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board at Plan Effective Date and (b) a fraction, the numerator of which is the Initial Plan Sponsor Investment and the denominator of which is the Company Net Asset Value (as defined in the Contribution Agreement). If the Mining MSA was not terminated by the Company prior to the listing of the Company’s Common Stock on a national securities exchange, then Hut 8 agreed to purchase from the Company, for an aggregate purchase price of $6,378,000, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which is $6,378,000, and the denominator of which is the Company Net Asset Value. If the Mining MSA was extended beyond its initial term, then Hut 8 agreed to purchase additional shares of our Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3,189,000 for year five, subject to a maximum purchase price of $15,945,000 in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment are referred to collectively as the “Plan Sponsor Shares.”

The Contribution Agreement is subject to customary representations and warranties. From the effective date of the Contribution Agreement through the second anniversary thereof (the “Lock-up Period”), Hut 8 will not, without our prior written consent, either directly or indirectly: (i) offer, sell, contract to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of, make any short sale or otherwise transfer or dispose of, directly or indirectly, the Initial Plan Sponsor Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Initial Plan Sponsor Shares, subject to certain customary exclusions. During the last year of the Lock-Up Period, if the trading price of our Class A common stock is equal to or greater than 150% of the NAV per Share (as defined in the Contribution Agreement), Hut 8 may sell up to 30% of the Initial Plan Sponsor Shares, and if the trading price of our Class A common stock is equal to or greater than 200% of the NAV per Share, Hut 8 may sell up to 60% of the Initial Plan Sponsor Shares.

Under the terms of the Contribution Agreement, Hut 8 agreed to vote all Plan Sponsor Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Plan Sponsor Shares were also subject to the “— Investors’ and Registration Rights Agreement” described below.

Pursuant to the Contribution Agreement, on January 31, 2024 Hut 8 made an initial investment in the Company of $6.4 million cash in exchange for 374,261 shares of Ionic Digital Class A common stock. As these shares were issued at a price discounted from the $20.00 per share fair value of Ionic Digital’s Class A common shares, the Company recognized stock compensation expense in the amount of the discount of $1.1 million on the date of issuance, which is included within General and administrative expenses on the Consolidated Statement of Operations during the eleven months ended December 31, 2024.

The Company terminated the Contribution Agreement prior to listing its common shares on a national exchange. As such, no additional capital contributions have been made.

Restricted Stock Agreement

We entered into a restricted stock agreement (the “Restricted Stock Agreement”) with Hut 8. Among other things, the Restricted Stock Agreement provided that Hut 8 would receive 670,801 shares of our Class A common stock (the “RSPA Shares”) (representing 1.59405% of the Class A common stock on a fully-diluted basis) as partial consideration for entering into the MSA on the Plan Effective Date. The RSPA Shares were to vest in equal proportions on each anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement. In connection with the termination of the Mining MSA, all RSPA shares were cancelled.

Warrant Agreements

We entered into five separate (but substantively identical) warrant agreements with Hut 8 as of the Plan Effective Date (the “Warrant Agreements”). Among other things, each of the Warrant Agreements provided that Hut 8 was entitled to purchase from us a number of shares of our Class A common stock equal to (a) 0.31881% of the number of shares of our Class A common stock outstanding minus (b) the aggregate number of shares of our Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements. The Warrant Agreements had exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA were to be extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. In connection with the termination of the Mining MSA, all outstanding warrants were canceled.

Investors’ and Registration Rights Agreement

We entered into an Investors’ and Registration Rights Agreement as of the Plan Effective Date (the “Registration Rights Agreement”) with Hut 8.

Among other things, the Registration Rights Agreement provided that Hut 8 could require us to, pursuant to the terms of and subject to the limitations contained in Registration Rights Agreement, prepare and file with the SEC a registration statement registering the offering and sale of the Registrable Securities (as such term is defined in the Registration Rights Agreement) held by Hut 8 and the other holders of Registrable Securities, provided that such Registrable Securities (i) had an aggregate value of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represented at least 15% of the Registrable Securities eligible for registration. The registration rights were subject to the other limitations contained in the Registration Rights Agreement, including without limitation, that such registration rights were limited to four Demand Registrations (as such term is defined in the Registration Rights Agreement). Additionally, subject to certain customary restrictions, if the Company proposed to file a registration statement under the Securities Act with respect to an offering of Class A common stock by the Company, the Company should have used commercially reasonable efforts to include in such registration statement the Registrable Securities for which it had received written requests for inclusion therein.

Under the terms of the Registration Rights Agreement, Hut 8 agreed to vote all Covered Shares (as such term is defined in the Registration Rights Agreement) owned by Hut 8 in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Mining MSA was terminated effective as of December 10, 2024. All of our obligations under the Registration Rights Agreement other than certain indemnification obligations have terminated.

Alpha Hosting Agreement

On August 8, 2023, Celsius Mining entered into the Alpha Hosting Agreement with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renewal for four consecutive twelve month terms. The Alpha Hosting Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA. We mutually terminated the Alpha Hosting Agreement in November 2024.

Related Party Transaction Policy

We have adopted a formal policy for the review, approval or ratification of related party transactions. The transactions discussed above were not reviewed, approved or ratified in accordance with any such policy; all of them were negotiated between Celsius and Celsius Mining (as debtors-in-possession) and the Official Committee of Unsecured Creditors in the Bankruptcy and approved by the Bankruptcy Court as part of the Plan. The Mining MSA, Contribution Agreement, Warrant Agreements and Investors’ and Registration Rights Agreement involved Hut 8 as a counterparty. Our initial and former CEO, Matt Prusak, and two of our former directors, Asher Genoot and Steven Price, each owned shares in Hut 8 Corp. This created the potential for a conflict of interest in any agreement between Ionic Digital and Hut 8.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to our audit committee’s written charter, has the responsibility to review and approve related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each member of our management team to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

We have filed a copy of our code of ethics and our audit committee charter as exhibits to the registration statement of which this prospectus is part. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. Following effectiveness of the registration statement of which this prospectus is part, the code of ethics will be available on our website. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Director and Officer Indemnification

The Governing Documents provide for indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.

PRINCIPAL AND REGISTERED STOCKHOLDERS

Principal and Security Ownership of Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Class A common stock as of December 31, 2025. The table below sets forth such beneficial ownership for:

●	each stockholder that is a beneficial owner of more than 5% of the Class A common stock (based on information that was publicly available or made available to the Company as of December 31, 2025);

●	each director or director nominee;

●	each named executive officer; and

●	all directors, director nominees and executive officers as a group.

The registration statement of which this prospectus forms a part registers for resale shares of Class A common stock held by the Registered Stockholders who are our affiliates. The Registered Stockholders may from time to time offer and sell any or all of the shares of Class A common stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. Such sales, if any, will be made through brokerage transactions on Nasdaq at prevailing trading prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur. See the section titled “Plan of Distribution.” The number of shares of Class A common stock being registered does not represent the number of shares of Class A common stock eligible for future sale in the public market following our listing on Nasdaq. See the section titled “Shares Eligible for Future Sale.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of Class A common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Class A common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management and Governance” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus is part effective for a period of 90 days after the effectiveness of the registration statement of which this prospectus is part. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing. See the section titled “Plan of Distribution.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options, within 60 days of December 31, 2025. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida 33134.

Name	Class A Common Stock of Ionic Digital Beneficially Owned (1)	Percentage of Outstanding Shares Beneficially Owned (1)	Shares of Class A Common Stock Being Registered
Greater than 5% Stockholders
Celsius Network LLC(2)	4,061,462	10.87%	—
Named Executive Officers and Directors
Elizabeth LaPuma	—	*	—
Michael Abbate	—	*	—
Thomas DiFiore(3)	50,973	*	50,973
Scott Duffy(4)	108,419	*	108,419
Scott Flanders	—	*	—
Oliver Wiener	—	*	—
Andy Stewart	—	*	—
James Gallagher	—	*	—
Laura Schnaidt	—	*	—
Anthony McKiernan	—	*	—
Directors and executive officers as a group (12 Persons)	159,392	*	159,392

(1)	The percentage of Class A common stock beneficially owned by each person is based on 37,374,261 shares of Class A common stock and issued and outstanding as of December 31, 2025. Beneficial ownership representing less than one percent is denoted with an “*.”

(2)	The principal place of business of Celsius Network LLC is c/o The Corporation Trust Company, registered office of Celsius Network LLC, 1209 Orange Street, Wilmington, DE 19801. Shares held by Celsius Network LLC are distributed to former creditors of the Debtors as claims are resolved. Christopher Ferraro, as Plan Administrator under the Plan, has voting and investment authority over the shares. Mr. Ferraro disclaims beneficial ownership of such shares for all purposes.

(3)	Consists of (i) 29,673 shares of Class A common stock held of record by THOMAS DIFIORE CHILDRENS GST INVESTMENT IRRV TR (the “Children’s Trust”), (ii) 20,148 shares of Class A common stock held of record by DIFIORE ASA IRREVOCABLE GST TRUST (the “ASA Trust”), (iii) 1,099 shares of Class A common stock held of record by DIFIORE TSA IRREVOCABLE GST TRUST (the “TSA Trust”), and (iv) 53 shares of Class A common stock held of record by Ashley DiFiore, Mr. DiFiore’s wife. Mr. DiFiore is the settlor/grantor, but not the trustee, of each of the THOMAS DIFIORE CHILDREN’S GST INVESTMENT IRREVOCABLE TRUST, the DIFIORE ASA IRREVOCABLE GST TRUST, and the DIFIORE TSA IRREVOCABLE GST TRUST. He has no voting or dispositive power over any shares held by these trusts. With respect to the DIFIORE TSA IRREVOCABLE GST TRUST, Mr. DiFiore is the sole beneficiary and may be deemed to have a pecuniary interest in the shares held by that trust; accordingly, he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. With respect to the Children’s Trust and the ASA Trust, Mr. DiFiore is not a beneficiary and disclaims beneficial ownership of the shares held by those trusts. The inclusion of any such shares herein shall not be construed as an admission by Mr. DiFiore that he is the beneficial owner thereof for purposes of Section 13(d) of the Exchange Act or otherwise.

(4)	Reported shares are held of record by ICB Solutions Inc. Mr. Duffy is the sole shareholder of ICB Solutions Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Future issuances or sales of substantial amounts of our Class A common stock in the public market, or the perception that such issuances or resales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future issuances or resales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

As of December 31, 2025, we had a total of 37,374,261 shares of Class A common stock issued and outstanding. Our outstanding shares are freely tradable without restriction or further registration under the Securities Act, except that any shares held by any affiliates, as that term is defined under Rule 144 of the Securities Act, will be considered control securities and may be sold only in compliance with the limitations described below.

Market Information

Currently, there is no public market for our Class A common stock and there have been no sales of shares of our Class A common stock in private transactions. We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.” As of December 31, 2025, our Class A common stock was held by approximately 82,100 stockholders of record. Such numbers do not include beneficial owners holding our securities through nominee names.

The Registered Stockholders may offer and sell, from time to time, any or all of the shares of Class A common stock being offered for resale by this prospectus, pursuant to a direct listing on the Nasdaq Global Select Market. All shares held by the Registered Stockholders may be freely sold upon effectiveness of this Registration Statement. In addition, the remaining issued and outstanding shares of our Class A common stock may be freely sold in the public market in reliance upon exemptions from registration under the Securities Act, including Section 1145 of the Bankruptcy Code and Rule 144 under the Securities Act. The resale of the shares of Class A common stock by the Registered Stockholders is not being underwritten by any investment bank, which makes this listing different from an underwritten initial public offering.

Shares of Class A Common Stock Issued at the Plan Effective Date Eligible for Future Sale

Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the registration, issuance and distribution of our Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims pursuant to the Plan (as defined in the section titled, “Business—History”) is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the registration, issuance, distribution or sale of securities. The shares of our Class A common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

●	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

●	offers to sell securities offered under a plan of reorganization for the holders of those securities;

●	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

●	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received Class A common stock issued under the Plan that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

Whether or not any particular person would be deemed an “underwriter” with respect to our Class A common stock received pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that will receive our Class A common stock pursuant to the Plan will be deemed an “underwriter” with respect to such shares.

Securities Authorized for Issuance under Equity Compensation Plan

On the Plan Effective Date, the Company adopted the Omnibus Plan, pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of December 31, 2025, the Company has reserved 4,841,180 shares (subject to an evergreen) under the Omnibus Plan.

Rule 144

Affiliate Resales

In general, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 373,742 shares upon the effectiveness of the registration statement of which this prospectus forms a part; or

●	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Non-Affiliate Resales

In general, a person who is not an affiliate of ours at the time of sale, or has not been an affiliate at any time during the three months preceding a sale, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the amended and restated certificate of incorporation (for purposes of this section, the “Certificate of Incorporation”) and the amended and restated bylaws (for purposes of this section, the “Bylaws” and together with the Certificate of Incorporation, the “Governing Documents”) which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Certificate of Incorporation and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

General

The total amount of our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.00001 par value per share, one share of Class B common stock, $1.00 par value per share, and 15,000,000 shares of preferred stock, $0.00001 par value per share (the “preferred stock”).

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock.

Voting Rights

Except as otherwise provided, holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

The holders of Class A common stock will not have cumulative voting rights. Accordingly, holders of a majority of the voting power of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.

The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

In connection with the termination of the Mining MSA, we redeemed the sole authorized and outstanding share of Class B common stock for $1.00. The Class B common stock may not be reissued.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our Class A common stock is neither convertible nor redeemable, and our Class B common Stock was not convertible. Unless our Board determines otherwise, we will issue all of our capital stock in uncertificated form.

Dividends and Distributions

Subject to the preferential or other rights that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably those dividends and distributions, if any, as may be declared by the Board out of legally available funds. The Class B common stock was not entitled to dividends or other distributions.

Liquidation, Dissolution and Winding Up

In the event of our liquidation, dissolution or winding up, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. While the Class B common stock was outstanding, the holder of Class B common stock was not entitled to receive any assets in respect of such share.

Transfer Restrictions

Until the later of (i) effectiveness of a registration statement filed by us with the SEC under the Exchange Act or (ii) the listing of the Class A common stock on Nasdaq or another registered securities exchange, the Class A common stock may not be sold, transferred, pledged or otherwise disposed of without written authorization from the Board. Board authorization is not required for transfers of shares of Class A common stock required by law or upon the death or disability of a holder, but the transfer restrictions will continue to apply to such shares.

Prior to its redemption, the Class B common stock share was not permitted to be sold, transferred, pledged or otherwise disposed of to any person other than to a successor by way of merger or consolidation of Ionic Digital (or pursuant to a redemption by us).

Assessment

All shares of common stock were, or will be, when issued, duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designation, vesting, powers, preferences and relative, participating, optional or other special rights of preferred stock, including voting powers, dividend rights, liquidation rights, redemption rights and conversion rights and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our Class A common stock, restricting dividends on our Class A common stock, diluting the voting power of our Class A common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team, including the following:

Advance Notice Requirements for Stockholder Proposals

Our Certificate of Incorporation and our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting or special meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting or special meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, or repealed by a majority vote of our Board.

Board Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors will be classified into three classes of directors with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors. See the section titled “Corporate Governance— Composition of the Board of Directors Board Composition and Structure” herein.

Delaware Anti-Takeover Statute

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation provides that our stockholders are not able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our Board. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chair of our Board, by the Board acting pursuant to a resolution adopted by a majority of the directors then in office or by holders of at least 25% of the outstanding voting stock entitled to vote that have delivered a request to our secretary, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that we indemnify them to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL.

Our amended and restated certificate of incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by the DGCL, our amended and restated certificate of incorporation or our bylaws, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act.

Because the forum selection provision only applies to the extent permitted by law, the forum selection provision does not apply to any claim for which the federal courts have exclusive jurisdiction. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and therefore the forum selection provision does not apply to such suits.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Odyssey Transfer and Trust Company.

Listing

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.”

PLAN OF DISTRIBUTION

The Registered Stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the Nasdaq Global Select Market or any other public exchange or registered alternative trading system at prevailing market prices at any time after the shares of Class A common stock are listed for trading thereon. All shares held by the Registered Stockholders may be freely sold upon effectiveness of this Registration Statement. In addition, the remaining issued and outstanding shares of our Class A common stock may be freely sold in the public market in reliance upon exemptions from registration under the Securities Act.

We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the registered stockholders, except we will engage financial advisors with respect to certain other matters relating to our listing, as further described below. As such, we do not anticipate receiving any notice as to if and when any Registered Stockholder may elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged J.P. Morgan and BTIG, as our financial advisors to advise and assist us with respect to certain matters relating to our listing. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market.

In addition, J.P. Morgan will determine when our shares of Class A common stock are ready to trade and to approve proceeding with the opening of trading at the current reference price (as defined below). However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein.

On the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative current reference price on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Class A common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to J.P. Morgan and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which J.P. Morgan, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once J.P. Morgan has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the current reference price (as defined below) for our shares of Class A common stock, in accordance with Nasdaq’s rules. If J.P. Morgan then approves proceeding at the current reference price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with J.P. Morgan and other market participants (including the other financial advisors). Upon completion of such price validation checks the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence.

Under Nasdaq’s rules, the “current reference price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan and BTIG in their capacities as financial advisors. J.P. Morgan and BTIG will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the current reference price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential current reference price when orders to buy shares of Class A common stock at an entered bid price that is greater than or equal to such potential current reference price are matched with orders to sell a like number of shares of Class A common stock at an entered asking price that is less than or equal to such potential current reference price.

The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence J.P. Morgan and BTIG in carrying out their roles as our financial advisors. We will not be involved in the price-setting process.

To illustrate, as a hypothetical example of the calculation of the current reference price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of Class A common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Class A common stock at an entered asking price of $10.00 per share — the current reference price would be determined as follows:

●	Under clause (i), if the current reference price is $10.00, then the maximum number of additional shares that can be matched is 200. If the current reference price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

●	Because more than one price under clause (i) exists, under clause (ii), the current reference price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the current reference price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

●	Because more than one price under clause (ii) exists, then under clause (iii), the current reference price would be the entered price at which orders for shares of Class A common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the current reference price because orders for shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

J.P. Morgan, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Class A common stock are ready to trade and approve proceeding at the current reference price primarily based on consideration of volume, timing, and price. In particular, J.P. Morgan will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. If J.P. Morgan does not approve proceeding at the current reference price (for example, due to the absence of adequate pre-opening buy and sell interest), J.P. Morgan will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our shares of Class A common stock, the financial advisors and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a current reference price, the number of shares that can be paired off the current reference price, the number of shares that would remain unexecuted at the current reference price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Global Select Market from various broker-dealers. Consequently, the public price of our shares of Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly.

In addition, in order to list on the Nasdaq Global Select Market, we are also required to have at least three registered and active market makers. We understand that J.P. Morgan and BTIG intend (but are not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our financial advisors may assist interested registered stockholders with the establishment of brokerage accounts.

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.

The Registered Stockholders may from time to time transfer, distribute (including distributions in kind by Registered Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Class A common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the registered stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of certain material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all potential tax consequences related thereto. This discussion applies only to holders that hold our Class A common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of our stock;

●	persons that acquired our Class A common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	tax-qualified retirement plans;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to our Class A common stock;

●	persons holding our Class A common stock as part of a “straddle,” constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

●	non-U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

●	tax-exempt entities;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	controlled foreign corporations; and

●	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our Class A common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of U.S. state or local or foreign taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR CLASS A COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE AND LOCAL, AND NON-U.S. TAX LAWS.

Definition of Non-U.S. Holder

As used herein, the term “non-U.S. holder” means a beneficial owner of our Class A common stock (other than a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, not a U.S. person.

A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of our stock or rights to acquire our stock) we make to a non-U.S. holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. holder by us or the applicable withholding agent, including from other property subsequently paid or credited to such holder.

Any distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of its shares of our Class A common stock, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

The withholding tax generally does not apply to dividends paid to a non-U.S. holder who provides a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate), as adjusted for certain items.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock, unless:

●	the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder);

●	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

●	we are or have been a “United States real property holding corporation” (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the applicable Class A common stock, except, in the case where shares of our Class A common stock are “regularly traded on an established securities market” (within the meaning of applicable Treasury regulations, referred to herein as “regularly traded”), and the non-U.S. holder has owned, directly, indirectly, and constructively, 5% or less of our Class A common stock at all times within the shorter of the five-year period preceding such disposition of Class A common stock or such non-U.S. holder’s holding period for such Class A common stock. We can provide no assurance as to our future status as a “United States real property holding corporation” (as defined below) or as to whether our Class A common stock will be considered to be regularly traded. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses realized during the same taxable year (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. Any amounts withheld may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

We would be classified as a “United States real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We believe that we are not currently a United States real property holding corporation. However, since the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a United States real property holding corporation nor can there be any assurance we will not become one in the future.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments to a non-U.S. holder of distributions. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding requirements.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner complies with certification procedures to establish that it is not a United States person.

The certification requirements referenced in this section generally will be satisfied if the non-U.S. holder furnishes a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, as well as any information reporting requirements that may be applicable in their particular circumstances.

FATCA Withholding Taxes

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) impose withholding of 30% on payments of dividends (including constructive dividends) on our Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Withholding of 30% under FATCA was scheduled to apply also to payments of gross proceeds from the sale or other disposition of shares of our Class A common stock beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. However, there can be no assurance that final Treasury regulations will provide the same exceptions from FATCA withholding as the proposed Treasury regulations. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by White & Case LLP. Latham & Watkins LLP, New York, New York, is legal advisor to the financial advisors.

CHANGE IN ACCOUNTANTS

On April 30, 2024, RSM US LLP resigned as our independent registered public accountant. RSM US LLP audited the consolidated financial statements the Company for the years ended December 31, 2023 and 2022. The audit report did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change our independent registered public accountant was approved by the audit committee of our Board.

During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, there were no (i) disagreements as defined in Item 304(a)(1)(iv) of Regulation S-K between the Company and RSM US LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused RSM US LLP to make reference in connection with its report to the subject matter of the disagreement during the period from RSM US LLP’s engagement on February 1, 2024 to its resignation on April 30, 2024. During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the Company’s internal control over financial reporting as of December 31, 2023 related to a lack of segregation of duties within the accounting and financial reporting function and the misapplication of transfer pricing allocation percentages resulting in incorrect costs (i.e., service fees) attributable to Celsius Mining.

We will provide RSM US LLP with a copy of the foregoing disclosure and request that RSM US LLP provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of RSM US LLP’s letter will be filed in a future filing as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On August 27, 2024, the audit committee of our Board approved the engagement of BDO USA, P.C., effective October 17, 2024 as the Company’s independent registered public accounting firm.

During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, neither we, nor anyone acting on our behalf, consulted with BDO USA, P.C. on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

The consolidated financial statements of Ionic Digital Inc. as of December 31, 2025 (Successor) and 2024 (Successor), and for the year ended December 31, 2025 (Successor), the eleven month period ended December 31, 2024 (Successor), and for the one month ended January 31, 2024 (Predecessor), included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at https://www.ionicdigital.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Ionic Digital Inc.

Consolidated Financial Statements

aS OF DECEMBER 31, 2025 and 2024

INDEX

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2025 (Successor) and as of December 31, 2024 (Successor)	F-3

Consolidated Statements of Operations for the year ended December 31, 2025 (Successor) and the eleven months ended December 31, 2024 (Successor), and for the one month ended January 31, 2024 (Predecessor)	F-5

Consolidated Statements of Changes in Equity (Deficit) for the year ended December 31, 2025 (Successor) and the eleven months ended December 31, 2024 (Successor), and for the one month ended January 31, 2024 (Predecessor)	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2025 (Successor) and the eleven months ended December 31, 2024 (Successor), and for the one month ended January 31, 2024 (Predecessor)	F-7

Notes to Consolidated Financial Statements	F-9

- - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ionic Digital Inc.

Coral Gables, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ionic Digital Inc. (the “Company”) as of December 31, 2025 (Successor) and 2024 (Successor), the related consolidated statements of operations, changes in equity (deficit), and cash flows for the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor), and the one month ended January 31, 2024 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 (Successor) and 2024 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2025 (Successor), the eleven months ended December 31, 2024 (Successor), and the one month ended January 31, 2024 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2024.

Los Angeles, California

May 1, 2026

IONIC DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(in thousands of $ US, except share data)

	Successor
	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$43,510	$48,393
Cryptocurrency assets	237,947	223,438
Other receivables, current (net of $5.1 million and $0.7 million allowance for credit losses, respectively)	10,460	2,849
Prepaid expenses and other current assets	11,427	9,156
Total current assets	303,344	283,836

Non-current assets:
Property and equipment, net	76,156	286,835
Deferred initial direct leasing costs	6,803	-
Other receivables, non-current (net of $3.3 million and $1.7 million allowance for credit losses, respectively)	370	13,609
Deposits and other non-current assets	2,253	3,835
Goodwill	161,608	229,778
Deferred tax assets, net	54,470	-
Total non-current assets	301,660	534,057

TOTAL ASSETS	$605,004	$817,893

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Deferred digital infrastructure leasing revenue	39,793	-
Accounts payable	1,720	2,454
Accrued expenses and other current liabilities	19,159	10,134
Total current liabilities	60,672	12,588

Non-current liabilities:
Deferred tax liabilities, net	-	12,080
Non-current portion of lease liability	170	194
Other non-current liabilities	755	5,401
Total non-current liabilities	925	17,675

TOTAL LIABILITIES	$61,597	$30,263

Commitments and contingencies (Note 17)

IONIC DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(in thousands of US $, except share data)

	Successor
	December 31, 2025	December 31, 2024

Stockholders’ Equity:
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, none issued and outstanding as of December 31, 2025 and 2024	$-	$-
Class A common stock, $0.00001 par value, 1,000,000,000 shares authorized, 37,374,261 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Additional paid-in capital	750,985	747,485
Retained earnings (Accumulated deficit)	(207,578)	40,145
TOTAL STOCKHOLDERS’ EQUITY	$543,407	$787,630

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$605,004	$817,893

See Accompanying Notes to Consolidated Financial Statements.

IONIC DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

(in thousands of US $, except per share data)

	Successor		Predecessor (Debtor-in- Possession)
	Year Ended	Eleven Months Ended	One Month Ended
	December 31, 2025	December 31, 2024	January 31, 2024
Revenue:
Cryptocurrency mining	$135,561	$138,428	$15,381
Digital infrastructure leasing	5,837	-	-
Total revenues	$141,398	$138,428	$15,381
Operating expenses:
Cost of mining revenues, exclusive of depreciation	87,976	90,486	9,668
Cost of digital infrastructure solutions revenues, exclusive of depreciation	22	-	-
Depreciation	66,702	42,360	6,216
General and administrative expenses	49,026	40,600	2,633
(Gain) loss on fair value of cryptocurrency	66,788	(71,744)	150
Realized gain on sale of cryptocurrency assets	(47,404)	(5,532)	(485)
(Gain) loss on disposal of property and equipment	10,160	(325)	1,793
Impairment of long-lived assets	150,325	-	-
Goodwill impairment	68,170	-	-
Other operating expenses, net	999	1,105	197
Total operating expenses	452,764	96,950	20,172

Operating income (loss)	$(311,366)	$41,478	$(4,791)

Other income (expense):
Interest income	1,215	1,885	-
Realized loss on cryptocurrency derivatives	(204)	-	-
Unrealized loss on energy derivatives	-	-	(159)
Realized gain on investments	-	2,422	-
Gain (loss) on litigation settlement	(3,429)	6,817	-
Other expenses	-	(152)	-
Reorganization items, net	-	-	(5,416)
Other income (expense), net	(2,418)	10,972	(5,575)

Income (loss) before provision for income taxes	$(313,784)	$52,450	$(10,366)

Provision (benefit) for income taxes	(66,061)	12,305	22

Net income (loss)	$(247,723)	$40,145	$(10,388)

Basic and diluted net income (loss) per share	$(6.63)	$1.07	$(103,880)
Weighted-average number of outstanding shares used in computing net loss per share, basic and diluted	37,374,261	37,374,261	100

See Accompanying Notes to Consolidated Financial Statements.

Ionic Digital Inc.

Consolidated Statement of Changes in Equity (Deficit)

(in thousands of US $, except share data)

	Predecessor (Debtor-in-Possession)
	Members’ Equity
	Units	Amount
Balance as of December 31, 2023	100	$(520,976)
Cumulative effect of change in accounting principle	-	655
Capital contribution from parent	-	832,662
Net loss	-	(10,388)
Balance as of January 31, 2024	100	$301,953

	Successor
	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance as of January 31, 2024		$-	$-	$-	$-
Class A shares issued	37,374,261	-	746,378	-	746,378
Class B share issued	1	-	-	-	-
Class B share redeemed	(1)	-	-	-	-
Share-based compensation expense	-	-	1,107	-	1,107
Net income	-	-	-	40,145	40,145
Balance as of December 31, 2024	37,374,261	$-	$747,485	$40,145	$787,630
Share-based compensation expense	-	-	3,500	-	3,500
Net loss	-	-	-	(247,723)	(247,723)
Balance as of December 31, 2025	37,374,261	$-	$750,985	$(207,578)	$543,407

See Accompanying Notes to Consolidated Financial Statements for further detail.

IONIC DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of US $)

	Successor		Predecessor (Debtor-in- Possession)
	Year Ended	Eleven Months Ended	One Month Ended
	December 31, 2025	December 31, 2024	January 31, 2024
Cash flow from operating activities
Net income (loss)	$(247,723)	$40,145	$(10,388)

Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Mining revenue received in bitcoin	(135,561)	(138,428)	(15,381)
Hosting costs paid in bitcoin	591	5,511	730
Depreciation and amortization	66,723	42,375	6,216
(Gain) loss in the fair value of cryptocurrency assets	66,788	(71,744)	150
Realized gain on sale of cryptocurrency assets	(47,404)	(5,532)	(485)
(Gain) loss on disposal of property and equipment	10,160	(325)	1,793
Unrealized loss on energy derivatives	-	-	159
Realized gain on investments	-	(2,422)	-
Non-cash lease expense	74	70	3
Stock compensation expense	3,500	1,107	-
Impairment of long-lived assets	150,325	-	-
Goodwill impairment	68,170	-	-
Provision for credit losses	5,994	2,445	-
Deferred tax provision (benefit), net	(66,550)	12,015	-

Changes in assets and liabilities:
Other receivables	(623)	(2,752)	-
Prepaid expenses and other current assets	(7,804)	10,371	(6,123)
Deferred initial direct leasing costs	(2,500)	-	-
Deposits and other non-current assets	1,503	(62)	(3,130)
Deferred digital infrastructure leasing revenue	39,793	-	-
Accounts payable and other accrued liabilities	2,703	12,178	(2,005)
Non-current liabilities	(4,684)	401	-
Other payables to related parties	-	-	7,217
Net cash used in operating activities	$(96,525)	$(94,647)	$(21,244)

Cash flows from investing activities:
Cash received in the acquisition of Predecessor business	-	195,743	-
Purchase of property and equipment	(11,064)	(71,617)	(20,864)
Proceeds from the disposal of property and equipment	1,246	-	-
Purchases of available-for-sale-securities	-	(90,002)	-
Proceeds from the sale of available-for-sale securities	-	92,424	-
Proceeds from sale of cryptocurrency assets	101,460	10,114	8,459
Net cash provided by (used in) investing activities	$91,642	$136,662	$(12,405)

IONIC DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of US $)

	Successor		Predecessor (Debtor-in- Possession)
	Year Ended	Eleven Months Ended	One Month Ended
	December 31, 2025	December 31, 2024	January 31, 2024
Cash flow from financing activities
Proceeds from sale of Class A stock	-	6,378	-
Net cash provided by financing activities	$-	$6,378	$-

Net increase (decrease) cash and cash equivalents	(4,883)	48,393	(33,649)
Cash and cash equivalents at the beginning of the period	48,393	-	33,660
Cash and cash equivalents at the end of the period	$43,510	$48,393	$11

Supplemental schedule of non-cash financing and investing activities:
Issuance of Class A common stock in exchange for Predecessor business	-	740,000	-
Fair value of net assets acquired in a business combination	-	544,257	-
Related party debt extinguishment and capital contribution from parent	-	-	832,662
Cumulative effect adjustment due to adoption of ASU 2023-08	-	-	655
Purchase of mining equipment with supplier credits		2,930
Assumption of liability for the acquisition of property and equipment	1,974	3,687	-

See Accompanying Notes to Consolidated Financial Statements.

Ionic Digital Inc.

Notes to Consolidated Financial Statements

($ in thousands, except per share and cryptocurrency asset amounts)

NOTE 1. Organization

Nature of operations and corporate information

Ionic Digital Inc. (together with its consolidated subsidiaries, “Ionic Digital,” the “Company,” or “Successor”) was formed on January 5, 2024 to acquire substantially all of the assets and assume certain liabilities of Celsius Mining, LLC (“Celsius Mining” or “Predecessor”) pursuant to the Chapter 11 bankruptcy plan of reorganization (the “Plan”), which was confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on November 9, 2023. Pursuant to the Plan, at the close of business on January 31, 2024 (the “Plan Effective Date”), the Company, through its wholly owned subsidiary Ionic Digital Treasury Inc., entered into a Master Conveyance Agreement with Celsius Mining and acquired substantially all the assets and assumed certain liabilities from Celsius Mining (the “Business Combination”). As a result of the Business Combination, the Company initiated its cryptocurrency mining operations, generating revenue through the mining of bitcoin, a digital asset operating on a decentralized, open-source blockchain network.

Subsequent to the Business Combination, the Company solely operated a fleet of application-specific integrated circuit (“ASIC”) mining machines (“miners”) at both hosted and self-mining facilities. However, on October 14, 2025 the Company entered into a lease arrangement for its Ward County facility (previously referred to as “Cedarvale” in Company communications), resulting in a new operating segment which provides digital infrastructure solutions (refer to Note 9 – Leases for additional information). The Company’s cryptocurrency mining segment continues to operate four self-mining facilities located in Midland, Texas and one hosted mining site located in Oklahoma.

Predecessor Bankruptcy Proceedings

Prior to the Business Combination, Celsius Mining was a wholly owned subsidiary of Celsius US Holding LLC (“Celsius US Holding”), which was a wholly owned subsidiary of Celsius Network Limited, a Company registered in England and Wales (“Celsius UK”). The issued and outstanding shares of Celsius UK were owned by Celsius Network, Inc. (the “Ultimate Parent”).

On July 13, 2022 (the “Petition Date”), the Ultimate Parent and its subsidiaries and affiliates, which include Celsius Network, LLC and Celsius Mining (collectively the “Debtors”), each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases were jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining was included in the Chapter 11 proceedings and continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court through the closing of the Business Combination.

On November 9, 2023, the Bankruptcy Court issued an Order confirming the Plan.

As part of its Chapter 11 process, the Debtors ran a marketing and sale process to identify parties to purchase and/or manage the assets of Celsius Mining. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion of the Debtors and a committee representing the creditors of the Ultimate Parent and its affiliates and authorizing the proposed transaction in which Ionic Digital acquired certain assets and the related liabilities of Celsius Mining, which subsequently occurred on January 31, 2024 (the “Plan Effective Date”).

Refer to Note 2 – Basis of Presentation and Summary of Significant Accounting Policies for details regarding the presentation of comparative consolidated financial statements of the Predecessor and Successor.

Business Combination

At the close of business on January 31, 2024, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining. The Company accounted for the Business Combination in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. The Company determined the Business Combination did not meet the criteria for fresh start reporting under ASC 852, Reorganizations (“ASC 852”), as the Company was not a debtor in the Plan, was a newly formed entity, and did not assume the liabilities of the debtors beyond those specified in the Plan. See Note 3 – Business Combination for a description of the consideration transferred, the assets acquired, and the liabilities assumed.

NOTE 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the SEC.

In connection with the Business Combination, the Company was determined to be the legal and accounting acquirer and Celsius Mining was deemed to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting and the Successor’s financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. The Successor had no material activity from its inception on January 5, 2024, through the Plan Effective Date of January 31, 2024. As a result, the Company’s consolidated financial statements and certain disclosures are separated into two distinct periods to indicate the different ownership and accounting bases between the periods presented: the current year period January 1, 2025 through December 31, 2025; and the prior year period after consummation of the Business Combination, which includes the period from February 1, 2024 through December 31, 2024 (the “eleven months ended December 31, 2024”); and the prior year period before consummation of the Business Combination, which includes the period from January 1, 2024 through January 31, 2024 (the “one month ended January 31, 2024”). Due to the change in the basis of accounting, the consolidated financial statements for the Predecessor and the Successor are not necessarily comparable. Where applicable, a black line separates the Predecessor and Successor periods to highlight the lack of comparability.

The accompanying Predecessor audited consolidated financial statements for the one month ended January 31, 2024 were prepared using discrete financial information and include assets, liabilities, revenues, and expenses directly identifiable to Celsius Mining, as well as indirect costs attributable to Celsius Mining that are derived from the financial statements of the Ultimate Parent. Indirect costs allocated to Celsius Mining represent the costs of support functions provided on a centralized basis by Celsius UK and its affiliates and include, but are not limited to, professional fees, equipment, facilities, taxes, and other administrative functions. The allocation of indirect costs is based on a proportional cost allocation method, primarily revenues, gross profits, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by Celsius Mining during the periods presented. Celsius Mining considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if it operated on a standalone basis.

The Predecessor audited consolidated financial statements included herein also reflect the application of ASC 852,which requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains, and losses that are realized or incurred in the bankruptcy proceedings are recorded in Reorganization items, net on the Consolidated Statements of Operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, current and non-current amounts refundable to the Company that were previously included in Prepaids and other current assets and Long-term deposits are now separately reported on the Consolidated Balance Sheets as current and non-current other receivables, with a corresponding change in the Consolidated Statement of Cash Flows. These reclassifications had no effect on previously reported net income, total assets, total liabilities, operating cash flows, or stockholders’ equity.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates, judgements, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include estimates used to review the Company’s goodwill allocation and impairment, impairment of long-lived assets, allowance for credit losses, income taxes, and share-based compensation.

Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment and it is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. These investments may include money market funds, certificates of deposit, and other short-term instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. At times throughout the year, the Company may maintain cash balances in certain bank accounts in excess of FDIC limits. The cash balance in excess of the FDIC limits was immaterial as of December 31, 2025. The Company’s cash equivalents include investments in money market funds, primarily the Fidelity Investments Money Market Government Portfolio - Institutional Class (FRGXX), which invests at least 99.5% of its assets in cash, U.S. government securities, and repurchase agreements collateralized by such securities. At December 31, 2025, the fair value of these investments was $42.1 million. These funds are not insured by the FDIC but maintain a stable net asset value of $1.00 per share and are subject to SEC diversification and liquidity requirements under Rule 2a-7. The Company has no significant concentrations of credit risk from these holdings beyond U.S. sovereign credit exposure.

The accounts offered by the custodian of the Company’s bitcoin are not insured by the FDIC. The uninsured fair value of the Company’s bitcoin holdings totaled $237.9 million and $223.4 million as of December 31, 2025 and 2024, respectively. The Company has not experienced any losses in such accounts.

The Company has certain customers and vendors who individually represent 10% or more of the Company’s revenue or capital expenditures.

The Predecessor and the Company mined only one cryptocurrency asset, bitcoin, during the periods presented herein. In the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024, cryptocurrency mining revenue is concentrated with one mining pool operator and substantially all bitcoin resides with one custodian.

The Company’s digital infrastructure leasing revenue is also currently concentrated with a single customer, with risk offset by a guarantee from the customer’s operating partner for the first five years of fixed lease payments.

In addition, during the eleven months ended December 31, 2024, the Company incurred material operating costs and capital expenditures with Hut 8 Corp.’s affiliate companies. Refer to Note 12 – Related Party Transactions for further details.

Investments

Short-term investments include available-for-sale debt securities, which consist of U.S Treasury securities with original maturities of greater than three months but less than one year when purchased or maturities of one year or less on the reporting date. Investments are recorded at fair value using the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Any unrealized holding gains or losses are reported as accumulated other comprehensive gain or loss, which is a separate component of Stockholders’ equity, net of tax, until realized. There were no unrealized gains or losses in the periods presented herein.

The Company assesses available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation, to determine whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as a write down through earnings.

Ionic Digital invested in U.S. Treasury securities during the eleven months ended December 31, 2024, but the Company held no available-for-sale securities as of December 31, 2025 and 2024, respectively.

Prepaid Expenses

The Company records a prepaid expense for costs paid but not yet incurred. Those expected to be incurred within one year are recognized and shown within Current assets on the Company’s Consolidated Balance Sheet. Any costs expected to be incurred outside of one year would be included within Deposits and other non-current assets on the Company’s Consolidated Balance Sheet.

Allowance for Credit Losses

Management estimates an allowance for credit losses using relevant available information from both internal and external sources relating to past events, current conditions, and reasonable and supportable forecasts. Changes in the allowance for credit losses are recorded within Other operating expenses, net, in the Consolidated Statement of Operations.

Fair Value Measurements

The Company accounts for financial assets and liabilities in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

●	Level 2 - Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily available pricing sources for comparable instruments.

●	Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The following table presents the Company’s financial instruments that are measured and recorded at fair value on a recurring basis, and their level within the fair value hierarchy:

	Successor
	Fair value as of December 31, 2025
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents – money market funds	$42,135	$42,135	$-	$-
Cryptocurrency assets	$237,947	$237,947	$-	$-

	Successor
	Fair value as of December 31, 2024
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents – money market funds	$35,941	$35,941	$-	$-
Cryptocurrency assets	$223,438	$223,438	$-	$-

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value due to the short-term nature of these instruments.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

The Company’s non-financial assets, such as goodwill, intangible assets, and property and equipment, are adjusted to fair value when an impairment charge is recognized. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, the Company estimates the fair value of long-lived assets on a non-recurring basis using Level 2 inputs for similar assets in active markets, including market data regarding the value of our ASIC miners, a limited ability to repurpose certain buildings and related materials, and the marketability (or lack thereof) of certain machinery and facilities equipment considering the condition and customized nature of the assets in accordance with the provisions of ASC 820.

In determining the fair value of the assets and liabilities acquired in the Business Combination and in evaluating the fair value of its reporting unit or units when testing goodwill for impairment, the Company considers a combination of the income and market valuation approaches. The income valuation approach uses unobservable inputs including projections of internal cash flows, future bitcoin prices, and the future global hashrate, as well as derived discount and long-term growth rates. The market valuation approach utilizes observable inputs for similar assets and liabilities to estimate valuation multiples. Refer to Note 11 – Goodwill for further details.

	Successor
	Total carrying	Fair value as of December 31, 2025
	value	Level 1	Level 2	Level 3
Long-lived assets(1)	$76,585	$-	$-	$76,585
Goodwill	$161,608	$-	$-	$161,608

(1)	Long-lived assets include $76.2 million of property and equipment and $0.4 million of ROU assets as of December 31, 2025.

Derivative contracts

Celsius Mining entered into energy arrangements that resulted in obtaining the right to purchase a fixed amount of energy denominated in megawatt hours at a fixed price. The Company did not extend the energy agreements, which expired in May 2024.

These arrangements were considered derivative contracts under ASC 815, Derivatives and Hedging since their value was derived from underlying asset prices, other inputs, or a combination of these factors. The derivative contracts were recognized as either assets or liabilities on the accompanying balance sheets when both the quantity of electricity demand was known and penalties for non-performance under the Mothership Incubator (“MI”) Texas Rep Power Agreement became enforceable. The derivative liabilities were offset against prepaid expenses at fair value in accordance with ASC 210-20-45-1. Subsequent changes in fair value were recognized in Other income (expense) in the Consolidated Statement of Operations. Cash flows from derivative contracts were included as Adjustments to reconcile net loss to net cash used in operating activities in the Consolidated Statements of Cash Flow.

Because the Company had the ability to sell its contracted electricity into the Electric Reliability Council of Texas (ERCOT) grid marketplace rather than taking physical delivery for its own use, the Company determined that the scope exception for normal purchases and sales would not be applicable. To establish fair value for energy derivatives, the Company utilized Level 2 inputs, including quoted market prices and forward price curves, to estimate the fair value of energy derivative instruments. Energy derivative valuations are performed using market quotes, adjusted for periods in between quotable periods. Unrealized gains or losses associated with the derivative asset include changes in fair value that were attributable to amendments to the MI Texas Power Agreement, as well as changes to the quoted forward electricity rates. Refer to Note 7 – Investments and Derivatives for further information.

A derivative asset or liability related to the MI Texas Rep Power Agreement was recognized in Prepaid expenses and other current assets on the Consolidated Balance Sheet. Subsequent changes in fair value are recorded in Other income (expense) in the Consolidated Statements of Operations. The MI Texas Rep Power Agreement was not designated as a hedging instrument.

Cryptocurrency assets

Cryptocurrency assets held by the Company during the year ended December 31, 2025, the eleven months ended December 31, 2024, and by the Predecessor during the one month ended January 31, 2024, consisted entirely of bitcoin. All cryptocurrency asset holdings are classified as current assets in the accompanying balance sheets due to the Company’s ability to sell the cryptocurrency assets in a highly liquid marketplace and its intent to liquidate its cryptocurrency assets to support operations or for treasury management as needed during the normal operating cycle of the Company.

Bitcoin received by the Company through its mining activities is accounted for in connection with the Company’s revenue recognition policy disclosed below.

As a result of the adoption of ASU 2023-08, Intangibles — Goodwill and Other — Cryptocurrency Assets (Subtopic 350-60): Accounting for and Disclosure of Cryptocurrency Assets (“ASC 350-60”) on January 1, 2024, cryptocurrency assets are recorded at fair value. The Company determines the fair value of cryptocurrency assets in accordance with ASC 820. The fair value of bitcoin, which is the only cryptocurrency asset held by the Company since the adoption of ASC 350-60, is measured using the period-end closing bitcoin price from its principal market, Coinbase Global, Inc. (“Coinbase”). The Company utilizes the bitcoin spot price as of 23:59:59 UTC. For the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024, the changes in fair value are recognized as (Gain) Loss on fair value of cryptocurrency assets on the Consolidated Statement of Operations.

The proceeds from sales of cryptocurrency assets are included within investing activities in the accompanying Consolidated Statements of Cash Flows, as the Company intends to liquidate its cryptocurrency assets only as needed to cover operating costs and expenses within its operating cycle. In accordance with ASC 350-60, the Company discloses realized gains and losses from the sale of cryptocurrency assets, and such gains and losses are measured as the difference between the cash proceeds and the cost basis of the asset as determined on a First In-First Out basis.

Property and equipment, net

Property and equipment is stated at cost less depreciation accumulated using the straight-line method over the estimated useful lives of the assets. Construction-in-progress is the construction or development of assets that have not yet been placed in service for their intended use, and therefore, are not depreciated until the work is completed and the assets are placed in service. Depreciation of mining equipment, machinery and facilities equipment, buildings, and leasehold improvements also commences once assets are placed in service. Land is not depreciated.

Costs of maintenance, repairs, and minor parts replacements are expensed when incurred. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s balance sheets with the resulting gain or loss, if any, reflected in the Company’s Consolidated Statements of Operations.

On December 31, 2025, the Company reevaluated the expected useful life of its mining and machinery and facilities equipment based on management’s projections of bitcoin price, global hashrate, and cash flows for the mining business. As a result, management adjusted its estimate of the remaining useful lives of the assets to accelerate depreciation on certain equipment. The adjusted estimated useful lives of the assets are as follows:

Years
Computer equipment	3
Mining equipment(1)	1 - 3
Machinery and facilities equipment(1)(2)	7 - 20
Building	10 - 20
Land Improvement	15

(1)	Considering the conversion of the Ward County facility to support digital infrastructure solutions and the resulting reduced capacity at the Company’s self-mining sites, the Company does not expect certain mining and machinery and facilities equipment to be returned to service. This equipment has been impaired to its estimated residual value as of December 31, 2025 and will not continue depreciating in the future. See further discussion in Note 5 – Property and Equipment, net.

(2)	Machinery and facilities equipment primarily includes substations, containers, electrical parts, cables, and transformers.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such asset groups may not be fully recoverable. The asset groups to be held and used that are subject to impairment review represent the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to undiscounted future cash flows expected to be generated by the asset group. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the year ended December 31, 2025, the Company recognized an impairment loss of $150.3 million related to the long-lived assets used in its mining operations. No impairment of long-lived assets was recorded during the eleven months ended December 31, 2024. Refer to Note 5 — Property and equipment, net for further information.

Recognition of Cryptocurrency Mining Revenue

Ionic Digital participates in a third-party operated mining pool to which the Company provides the service of performing hash calculations, an output of the Company’s ordinary activities.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a Company should recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

Step 1: The Company has identified the third-party mining pool operator as its customer (the “Customer”). The Company enters into a contract with the Customer to provide its hash calculations to the Customer’s mining pool. The contracts are terminable without penalty at any time by either party; thus, the contract term is shorter than a 24-hour period and the contracts are continuously renewed.

Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer’s mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations.

Step 2: To identify the performance obligations in a contract with a customer, a Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) under ASC 606 if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

The Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options does not represent material rights because the Company does not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed with the same terms, conditions, and rate as the current contract, which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment used in the mining pool, and if the Company determines it will increase or decrease the hashrate (the speed at which mining equipment can perform hash calculations) of its machines and/or fleet (i.e., for repairs or when power costs are excessive), the hashrate provided to the Customer will correspondingly increase or decrease.

Step 3: The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. There are no other forms of variable consideration such as discounts, rebates, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

In exchange for providing hash calculations the Company is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to the Company is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed cryptocurrency asset award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. The Company’s total compensation is calculated as the sum of the Company’s share of (1) Network Block Subsidies and (2) Network Transaction Fees, less (3) Pool Operating Fees.

“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the Bitcoin network during the 24-hour period beginning at 00:00:00 UTC daily (i.e., the measurement period) and ending at 23:59:59 UTC the same day, regardless of whether the mining pool operator successfully records a block to the blockchain.

The Company’s share of Network Block Subsidies earned for each measurement period is determined by dividing (a) the total amount of hashrate Ionic Digital provides to the mining pool operator, by (b) the total Bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.

“Network Transaction Fees” means the total amount of transaction fees that are generated on the Bitcoin network during the measurement period.

The Company’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block Subsidies that are generated on the Bitcoin network, multiplied by (c) Ionic Digital’s share of Network Block Subsidies.

“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation the Company receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

The Customer provides services solely for bitcoin mining and the fees charged during the most recent fiscal year end were 0.16% of the total daily bitcoin mined. The Pool Operating Fees represent consideration paid to the Customer; therefore, since the Company does not receive a distinct good or service from the mining pool operator in exchange for the fees paid, the Pool Operating Fees are reported as a reduction in revenue.

For each contract, the Company measures the consideration at fair value based on the quoted price of bitcoin at the 00:00:00 UTC spot price on the date of contract inception, as determined by the Company’s principal market, Coinbase. The Company recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception.

Daily settlements are made to the Company by the Customer based on the hash calculations provided over the contract periods over a 24-hour period and the payout is made the following day.

There is no significant financing component, deferred revenue, or other obligations in these transactions since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calculations.

Step 4: The transaction price is allocated to the single performance obligation of providing hash calculations to the customer.

Step 5: The Company’s performance is completed over time as the customer obtains control of the contributed hashrate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of the service and uses it to produce bitcoin.

Recognition of leasing revenue

The Company generates revenue from an agreement to provide digital infrastructure solutions at its Ward County facility. The arrangement has both lease and non-lease components, and the arrangement will primarily be accounted for in accordance with ASC 842, Leases (“ASC 842”), while certain non-lease components will be accounted for in accordance with ASC 606.

See further discussion in –Leases herein, as well as in Note 9 – Leases.

Cost of mining revenues, exclusive of depreciation

The Company’s cost of mining revenue, exclusive of depreciation, consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, hosting costs, occupancy, materials, and labor.

In the year ended December 31, 2023, Celsius Mining entered into four revenue share agreements, which are detailed below. Each of the revenue sharing agreements entitles the counterparty to non-cash consideration for the block rewards and transaction fees paid in bitcoin. The value of the bitcoin paid to the counterparties is determined using a first-in-first-out value of the bitcoin held. As detailed below, certain of these hosting agreements were conveyed to Ionic Digital in connection with the Business Combination.

Master Colocation Services Agreement with Global [X] Digital, LLC

On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global[X]Digital, LLC (“GXD”) to host approximately 17,000 miners owned by Celsius Mining at GXD’s Oklahoma City, OK facility. The initial term of the agreement is three years, with the term automatically renewed for six months unless either party provides written notice, without cause, at least ninety days prior to the expiration of the term. On July 6, 2023, Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months and an option for Celsius Mining to extend the term for an additional 18 months. Upon the Plan Effective Date, the Company assumed the agreements with GXD for the remaining duration of the term. In October 2024, the service orders were amended to reduce the number of hosted miners by 5,760, and the expiration dates of all remaining service orders were amended and expired in February 2026.

Within the terms of the agreement, the Company is principally responsible for delivery of the service to the customer (the mining pool operator); and therefore, recognizes revenue on a gross basis. The Company’s hosting services costs include revenue share amounts paid to GXD in bitcoin daily, as well as other expenses paid in cash monthly.

Hosting Services Agreement with EZ Blockchain Services, LLC

On June 2, 2023, Celsius Mining entered a term sheet for hosting services with EZ Blockchain Services, LLC (“EZB”) who hosted Celsius Mining miners at its Douglas, GA and West Point, GA facilities, and made up to 32 megawatts (“MW”) of energy capacity available at the facilities. On November 22, 2023, Celsius Mining and EZB entered into a definitive hosting agreement (the “EZB Hosting Agreement”), superseding the term sheet. The initial term is eighteen months, which may be extended for each day of curtailment up to a maximum contract length of twenty-one months.

Under the term sheet and prior to the 2023 EZB Hosting Agreement, EZB was principally responsible for delivery of the service to the customer (the mining pool operator), with Celsius Mining entitled to revenue in cash. Celsius Mining recognized its share of mining revenue received on a net basis, given that EZB was principally responsible for delivery of the service. Since net mining revenues were considered constrained until month-end, revenue was recognized at the month-end when it became probable that a significant reversal would not occur.

Under the EZB Hosting Agreement, the Predecessor, and subsequently the Company, is principally responsible for delivery of the service; therefore, revenue is received from the Customer in bitcoin daily and recognized on a gross basis. The hosting services costs include revenue share amounts paid to EZB in bitcoin, as well as other expenses paid in cash monthly.

Upon the Plan Effective Date, the Company assumed the agreements with EZB for the remaining duration of the term, and the agreement was terminated in May 2025.

Hosting Services Agreement with USMIO Alpha LLC / Hut 8 Corp.

On August 8, 2023, Celsius Mining entered into a bitcoin mining hosting agreement (the “Hut 8 Niagara Hosting Agreement”) with USMIO Alpha LLC, now a wholly owned subsidiary of Hut 8 Corp. (“Alpha”).

Under the Hut 8 Niagara Hosting Agreement, Alpha agreed to provide hosting services, including electrical power and internet access, for at least 8,500 miners owned by the Company at Alpha’s Niagara Falls, New York facility. The Hut 8 Niagara Hosting Agreement had an initial term of twelve months, with the Company’s option to renew for four consecutive twelve-month terms. Upon the Plan Effective Date, the Company assumed the agreement with Alpha for the remaining duration of the term.

Within the terms of the agreement, the Company was principally responsible for delivery of the service to the Customer (the mining pool operator) and therefore recognizes revenue daily on a gross basis. The Company’s hosting services costs include revenue share amounts paid to Alpha in bitcoin, as well as other expenses paid in cash monthly.

The Company terminated the Hut 8 Niagara Hosting Agreement in November 2024 with no incremental costs incurred, at which time the remaining miners were transferred to Ionic Digital-owned facilities.

Refer to Note 4 – Cryptocurrency assets for additional information related to revenue generated by equipment located with hosting providers.

Cost of digital infrastructure solutions revenues, exclusive of depreciation

The Company incurs certain maintenance, utility, and other costs to ensure the Ward County facility remains operational. In addition, the Company incurred initial direct costs in connection with obtaining the agreement to provide digital infrastructure solutions at the Ward County facility. These costs are included in Deferred initial direct leasing costs on our Consolidated Balance Sheet as of December 31, 2025. These costs are amortized over the term of the agreement as a cost of the digital infrastructure leasing revenues.

Mining Management Services Agreement

In accordance with the Plan, portions of the day-to-day operations of Ionic Digital’s bitcoin mining business would initially be outsourced to U.S. Data Management Group, LLC, a subsidiary of Hut 8 (“Hut 8”), an arrangement governed by the Mining Management Services Agreement (“Mining MSA”). In accordance with the Mining MSA, the Company agreed to pay Hut 8 cash compensation including a fixed fee, pass-through expenses, and direct project costs. The fixed fee would be paid in quarterly installments and allocated between General and administrative expenses and capitalized construction project costs. Pass-through costs were recorded by the Company within operating expenses depending on the nature of such expenses. Direct project costs were paid at certain pre-defined milestones dependent upon completion of such milestones and capitalized by the Company within Property and equipment, net.

Refer to Note 12 – Related Party Transactions and Note 8 – Mining Management Services Agreement for more details. Effective December 10, 2024, the Mining MSA was terminated at no incremental cost to the Company.

Equity-Based Compensation

The Company recognizes share-based compensation expense for all stock-based awards made to employees, directors, consultants, and service providers, if any, based upon the estimated grant-date fair value of the awards.

The fair value of share-based compensation awards is amortized over the vesting period, which is defined as the period during which a recipient is required to provide service in exchange for an award. The Company generally uses a graded vesting method for all grants. Awards with both market and service conditions are expensed over the vesting period for each separately vesting tranche. The Company accounts for forfeitures of stock-based awards as they occur.

For more complex performance awards, including awards with market conditions, the fair value is estimated using the Black-Scholes-Merton option pricing model or Monte-Carlo simulations, which take into account the exercise price, the term of the option or the restricted stock units (“RSUs”), the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Company receives the services that entitle the employees to receive payment.

In accordance with ASC 718, Stock Compensation (“ASC 718”), share-based compensation for awards with market conditions is recognized over the vesting period, regardless of whether the market condition is ultimately achieved will only be adjusted to the extent the service condition is not met.

If stock-based awards are modified, as a minimum, an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If stock-based awards are cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), this is treated as an acceleration of vesting and the amount that otherwise would have been recognized for services received over the remainder of the vesting period will be recognized immediately through share-based compensation expense in earnings.

The Company classifies its share-based compensation within “General and administrative expenses” on the Consolidated Statements of Operations. Refer to Note 13 - Share-based compensation for further information.

Leases

Leases are accounted for in accordance with ASC 842, Leases (“ASC 842”). The Company has lease arrangements both as a lessor and a lessee. At the inception of an arrangement, the Company determines whether the contract is or contains a lease based on specific facts and circumstances, the existence of an identified asset, if any, and the Company’s control over the use of the identified asset, if applicable.

Lessor

Lease arrangements wherein the Company retains ownership of the underlying asset and grants a customer the right to use its asset are classified by the Company as an operating lease. Lease revenue is recognized on a straight-line basis and the associated leased assets are depreciated.

On October 14, 2025 the Company entered into an arrangement to provide digital infrastructure solutions to a customer at its Ward County facility. The arrangement includes both lease and non-lease components, certain of which are directly related to the lease components and the Company has elected to combine those related lease and non-lease components. The Company will account for the combined lease and non-lease components as Digital infrastructure leasing revenue in the Consolidated Statements of Operations. See further discussion in Note 9 – Leases.

Lessee

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases and related expenses are recognized on a straight-line basis over the term of the related contract within General and administrative expenses in the Consolidated Statements of Operations.

The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the present value of future minimum lease payments over the term of the lease. As the rate implicit in the Company’s leases is not easily determinable, in determining the present value of the lease payments the Company uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowings over a similar term of the lease payments. Lease expenses are recognized on a straight-line basis over the lease term.

The lease term is defined as the non-cancellable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. Some leases include multiple-year renewal options. The Company’s decision to exercise these renewal options is based on an assessment of its current business needs and market factors at the time of the renewal.

For all classes of underlying assets, the Company has elected to separate lease and non-lease components.

Business Combination

On the Plan’s Effective Date, Ionic Digital acquired from Celsius Mining substantially all of its assets, including approximately $29 million in prepaid capital investments in Ward County and approximately 540 bitcoin, as well as approximately $195 million in cash contributed by Celsius Network, LLC (together the “Acquired Assets”). The Acquired Assets meet the definition of a business under ASC 805 and were accounted for as a business combination with Ionic Digital as the accounting acquirer.

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, where the total purchase price is allocated to the identified assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available and may be adjusted, for up to one year from the acquisition date, after obtaining more information regarding asset valuations, liabilities assumed, and revisions to preliminary estimates, among other things. The difference between the purchase price, including any contingent consideration, and the fair value of net assets acquired is recorded as goodwill. Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), the Company reviews its goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the reporting unit exceeds its fair value and may not be recoverable. Triggering events that may indicate a potential impairment include but are not limited to significant adverse changes in bitcoin prices or business climate and related competitive considerations. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount but also has the option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative analysis. If the Company performs a qualitative test and determines it is more likely than not that the fair value of a reporting unit is less than is carrying amount, the Company performs a quantitative goodwill impairment test to compare the estimated fair value of the reporting unit to its carrying amount. Impairment is indicated if the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, and an impairment charge is recognized for the difference, not to exceed the carrying value of goodwill.

See further discussion of the goodwill impairment testing performed in Note 11 – Goodwill.

.

Income taxes

The Company complies with the accounting and reporting requirements of ASC 740, Income Taxes (“ASC 740”), which requires use of the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required to the extent any deferred tax assets may not be realizable, and the Company has considered the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income.

The Company also follows US GAAP in accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense. There were no material unrecognized benefits or associated interest or penalties as of the periods provided for in these financial statements.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”). The CODM of the Company is the Chief Executive Officer. The CODM reviews financial performance for the cryptocurrency mining business as well as the digital infrastructure solutions business. Accordingly, the Company has two operating segments, and the Company discloses both segments in its consolidated financial statements.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change on its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This pronouncement aims to improve the transparency of income tax disclosures by requiring consistent categories and deeper disaggregation of information in rate reconciliation and income tax payments. It also expands income tax disclosures for these reconciliations by mandating disclosures of specific categories and additional reconciling items that meet quantitative thresholds, as well as requiring a detailed paid tax disaggregation by certain jurisdictions. The Company adopted this ASU on a prospective basis for the year ended December 31, 2025.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. This ASU removes references to the FASB’s Concepts Statements from the Accounting Standards Codification. The amendments are effective for public business entities for fiscal years beginning after December 15, 2024. The Company adopted this standard prospectively, and the adoption did not have a significant impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide more detailed disclosures in the notes to their financial statements, both for interim and annual reporting periods, about certain expenses such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the potential impact of this standard’s adoption.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU introduces simplifications for estimating credit losses on current accounts receivable and contract assets arising from Topic 606 (Revenue from Contracts with Customers). It provides one key relief for public companies: a practical expedient allowing entities to assume that current economic conditions remain unchanged over the life of these assets. These changes aim to reduce the cost and complexity of applying the credit loss model, especially for assets acquired in business combinations or through consolidation of variable interest entities. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently assessing the potential impact of this standard’s adoption.

NOTE 3. Business Combination

As discussed in Note 1 – Organization, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining (the “Acquired Assets”) at the close of business on January 31, 2024. The Acquired Assets meet the definition of a business under ASC 805, Business Combinations. The transaction is accounted for as a business combination by applying the acquisition method, with the Company as the accounting acquirer.

The Company issued 37 million shares of Class A common stock to eligible holders of certain claims against Celsius Network and its affiliates in exchange for the Acquired Assets. Management determined the fair value of this consideration transferred to be $740 million, or $20.00 per share of Class A common stock.

The process to estimate the fair value of the Company’s common stock utilized the income approach, which requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. This fair value measurement is based on significant inputs that are not observable in the market and, thus, represents a fair value measurement categorized within Level 3 of the fair value hierarchy. Key assumptions include an implied rate of return of 27.7% and a residual growth rate of 4% after ten years. Use of different estimates and judgments could yield different results.

Fair Value
37,000,000 shares of Ionic Digital Class A common stock	$740,000
Fair value of consideration transferred	$740,000

The purchase price allocation was as follows:

Allocation as of February 1, 2024
Cash	$195,743
Cryptocurrency assets	23,382
Prepaid expenses and other current assets	21,122
Construction-in-progress	71,191
Property and equipment	188,568
ROU assets	544
Long-term deposits and other non-current assets	15,328
Goodwill	229,778
Accounts payable and other accrued expenses	(375)
Long-term liabilities	(4,963)
Lease liability	(253)
Deferred tax liability	(65)
Total	$740,000

The goodwill of $230 million arising from the acquisition reflects the value of the assembled workforce and the efficiencies anticipated from repositioning the acquired assets to achieve their highest and best use. All of the goodwill is expected to be deductible for tax purposes.

In addition to Business Combination, the Plan outlined certain arrangements to allow for the successful future operation of the business. In accordance with the Plan, portions of the day-to-day operations of Ionic Digital’s bitcoin mining business would initially be outsourced to Hut 8 under the Mining MSA entered into on January 31, 2024. The Company also entered into a Contribution Agreement with Hut 8 wherein Hut 8 made a $6.4 million capital contribution on January 31, 2024 in exchange for shares of Class A common stock at a discounted price. Details of these arrangements are discussed further in Note 8 – Mining Management Services Agreement.

Acquisition-related costs incurred by the Company in connection with the acquisition were not material.

NOTE 4. Cryptocurrency assets

The Company’s cryptocurrency assets consists of bitcoin. The following table presents information about cryptocurrency assets activity of the Company and its Predecessor:

	Successor		Predecessor (Debtor-in- Possession)
	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Beginning balance	$223,438	$-	$16,018
Cumulative effect of the adoption of ASC 350-60	-	-	655
Adjusted beginning balance, at fair value	223,438	$-	$16,673

Bitcoin acquired	-	23,382	-
Addition to bitcoin from mining activities(1)	135,945	138,406	15,564
Consideration paid to hosting providers	(290)	(3,703)	(730)
Carrying value of bitcoin disposed(2)	(54,358)	(6,391)	(7,975)
Changes in fair value of bitcoin	(66,788)	71,744	(150)
Ending Balance(3)	$237,947	$223,438	$23,382

Realized gain on sale of cryptocurrency assets(4)	$47,404	$5,532	$485

(1)	Net of mining pool operating fees, as described in Note 2 – Basis of Presentation and Significant Accounting Policies. The addition to bitcoin from mining activities excludes bitcoin receivable of $0.1 million, $0.5 million, and $0.5 million for the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024, respectively. Bitcoin receivable is included in Other receivables, net on the Consolidated Balance Sheets.

(2)	Disposal is defined as the sale of bitcoin or payment of certain hosting costs in bitcoin.
(3)	The ending balance of bitcoin holdings as of December 31, 2025, December 31, 2024 and January 31, 2024 represents the fair value.
(4)	No cumulative realized loss was recorded as of December 31, 2025 or December 31, 2024.

The following table represents the Company’s cryptocurrency asset holdings. The cost basis of bitcoin represents the valuation at the time the Company earns bitcoin through mining activities:

	Successor
	As of	As of
	December 31, 2025	December 31, 2024
Quantity of bitcoin held	2,719	2,393
Cost basis of bitcoin held	$232,982	$151,680
Fair value of bitcoin held	$237,947	$223,438

NOTE 5. Property and equipment, net

Property and equipment consisted of the following:

	Successor
	As of	As of
	December 31, 2025	December 31, 2024
Mining equipment	$79,264	$118,904
Machinery and facilities equipment	55,679	147,478
Computer equipment	20	54
Construction-in-progress	2,513	31,288
Building	33,992	29,430
Land	1,620	1,620
Land Improvement	383	328
Total cost of property and equipment, net of impairment	$173,471	$329,102

Less: Accumulated depreciation	(97,315)	(42,267)

Property and equipment, net	$76,156	$286,835

Depreciation expense for property and equipment was $66.7 million, $42.4 million, and $6.2 million for the year ended December 31, 2025, for the eleven months ended December 31, 2024, and the one month ended January 31, 2024, respectively.

In October 2025, the Company executed a long-term arrangement to lease its Ward County facility for use in the high-performance computing or artificial intelligence sectors, as further discussed in Note 9 – Leases. The repurposing of the buildings and machinery and facilities equipment assets resulted in a partial disposal of assets. Along with the disposal and replacement of certain machinery and facilities equipment in the normal course of business, the Company recognized a loss of $2.8 million on the disposal of buildings and machinery and facilities equipment during the year ended December 31, 2025.

Mining equipment

The miners owned by the Company use ASIC chips designed around the 256-bit secure hashing algorithm (SHA-256) used by the Bitcoin blockchain, the primary cryptocurrency asset the Company seeks to mine. The Company operates various models of the AntMiner S19, S19 PRO, and S21 PRO, a series of miners manufactured by Bitmain Technologies Limited (“Bitmain”), as well as various models of M30S, a series of miners manufactured by Inchigle Technology Hongkong Limited (“MicroBT”).

In July 2024, the Company purchased 663 AntMiner S21 PROs from Bitmain for $2.9 million in a non-cash transaction wherein the Company utilized an insurance claim and credit from lost and stolen miners valued at $2.9 million to finance the purchase. In December 2024, the Company made a $4.8 million down payment on refurbished S19 PRO miners, which were all placed in service during the year ended December 31, 2025.

After the termination of the EZB hosting contract in May 2025, the Company disposed of the miners previously hashing at EZB locations for total consideration of $1.1 million, recognizing a loss on the disposal of $3.6 million.

Construction-in-progress

On November 1, 2022, Celsius Mining initiated bitcoin mining at four mining sites near Midland, Texas (the “Midland Sites”). The Company recognized the fair value of construction-in-progress at the Midland Sites totaling $3.8 million in connection with the Business Combination. In 2025, Ionic disposed of the acquired construction-in-progress equipment, recognizing a loss on the disposal of $3.8 million, and began work to expand the power capacity at its Rebel facility. Construction-in-progress at the Midland sites totaled $2.3 million and $3.9 million as of December 31, 2025 and 2024, respectively.

The Company acquired the fair value of construction-in-progress at the Ward County facility totaling $67.4 million in connection with the Business Combination. During the eleven months ended December 31, 2024, the Company incurred costs of $66.2 million related to site development. During that same period, the Company placed into service $106.1 million of property and equipment as a result of the commencement of operations for the warehouse, containers, and three buildings at the Ward County facility. Construction-in-progress at Ward County was $27.2 million as of December 31, 2024.

In January 2025, the final building at Ward County was energized and placed into service. Construction continued throughout the fiscal year at the site including building finishes and site improvements. Ionic Digital placed $31.9 million of property and equipment into service during the period. Following the decision to decommission mining operations at this location, the Company wrote off $2.1 million in construction-in-progress, which is recognized as Impairment of long-lived assets in the Consolidated Statements of Operations. As of December 31, 2025, the remaining construction-in-progress balance for Ward County was $0.2 million.

Impairment of long-lived mining assets

As discussed in Note 2 – Basis of Presentation and Significant Accounting Policies, the carrying value of long-lived assets, inclusive of right-of-use assets, is reviewed by the Company whenever events or changes in circumstances indicate that a potential impairment has occurred. When a potential impairment has occurred, an impairment write-down is recorded if the carrying value of the asset exceeds its fair value.

Adverse changes in the economics of mining cryptocurrency assets during the fourth quarter of 2025 indicated the potential for impairment of the carrying value of the Company’s long-lived assets held and used in its mining operations. Management considered a number of factors in determining fair value, including market data regarding the value of our ASIC miners, a limited ability to repurpose the buildings and machinery and facilities equipment at the Midland sites for any use beyond hosting air-cooled ASIC miners, the expected return on investment to replace our mining fleet, the possibility the sites would be repurposed for use as digital infrastructure sites, and our experience in repurposing the Ward County facility

We determined that the estimated fair value of assets used in mining activities was lower than its net carrying amount. As a result, we recognized impairment losses totaling $150.3 million for the year ended December 31, 2025, as detailed in the chart below.

Successor
Allocated Impairment
for the Year Ended
Asset Type	December 31, 2025
Machinery and facilities equipment	$111,341
Computer equipment	12
Building	6,782
Mining equipment	30,135
Construction-in-progress	2,055
Total impairment of long-lived assets	$150,325

There was no impairment of long-lived assets recorded for the eleven months ended December 31, 2024.

Subsequent to December 31, 2025, the Company determined it will not have the capacity at its self-mining sites to operate a majority of the miners it previously operated at its Ward County facility and hosted by GXD. The Company reviewed its population of mining equipment in total to determine which units would be decommissioned and disposed. In addition, the conversion of the Ward County facility to accommodate the leasing arrangement necessitated the disposal of certain building materials and machinery and facilities equipment at that location. As of February 19, 2026, the Company approved a formal plan of disposal and is pursuing liquidation of various property and equipment that is not expected to be placed back into service at the remaining self-mining Midland sites.

NOTE 6. OTHER RECEIVABLES

The Company contracts with data center operators for hosting its mining equipment and for operational support. These arrangements require advance payments to the operators pursuant to the contractual obligations associated with these services. At the time the contract has terminated, any remaining balances are due to the Company, and such amounts are recorded as Other receivables, either current or non-current, in the Consolidated Balance Sheets, depending upon the term of the contract over which the deposits are expected to be recovered.

Other receivables, current and non-current, consisted of the following:

	Successor
	As of	As of
	December 31, 2025	December 31, 2024
Current assets:
Receivable from former hosting partners	$15,328	$2,933
Other receivables	245	641
Less: Allowance for credit losses	(5,113)	(725)
Total Other receivables, current	$10,460	$2,849

Non-current assets:
Receivable from former hosting partners	3,696	15,329
Less: Allowance for credit losses	(3,326)	(1,720)
Total Other receivables, non-current	$370	13,609

Based on the management’s assessment of the age of the amounts receivable and the financial viability of the debtor, the Company recorded a provision for credit losses related to its short- and long-term receivables totaling $6.0 million and $2.4 million, during the year ended December 31, 2025, and eleven months ended December 31, 2024, respectively. There was no allowance for credit losses recognized during the one month ended January 31, 2024.

The following table presents the activity in the Company's allowance for credit losses for the year ended December 31, 2025, the eleven months ended December 31, 2024, and the one month ended January 31, 2024:

	Successor		Predecessor (Debtor-in -Possession)
	Year Ended	Eleven Months Ended	One Month Ended
	December 31, 2025	December 31, 2024	January 31, 2024
Beginning balance	$2,445	$-	$-
Provision for credit losses	5,994	2,445	-
Write-offs	-	-	-
Recoveries	-	-	-
Ending balance	$8,439	$2,445	$-

NOTE 7. Investments & Derivatives

Mothership Incubator Texas Rep Power Agreement

On October 31, 2022, Celsius Mining and Mothership Incubator Texas REP 2, LLC (“MI Texas”) entered into a power purchase agreement (the “MI Texas Agreement”) for four Celsius Mining sites near Midland, Texas (the “Midland Sites”). Under the MI Texas Agreement, MI Texas was required to deliver to Celsius Mining a fixed amount of power at a fixed price. The term of the MI Texas Agreement was six months, subject to certain early termination exemptions. Commencing November 1, 2022, MI Texas initiated the sale of the scheduled energy in the ERCOT market under the MI Texas Agreement and agreed upon a ramp-up schedule between MI Texas and Celsius Mining. On May 22, 2023, Celsius Mining and MI Texas entered into a new power purchase agreement on the same basis for an additional six months. A portion of this new power purchase agreement commenced on July 24, 2023, and has since expired. The final portion of the agreement commenced on January 1, 2024. In connection with the Business Combination, the MI Texas Agreement was assumed by the Company per the terms of the Plan. The Company did not extend the power purchase agreement, which expired in May 2024.

Due to ERCOT’s allowance for net settlement, management determined that the MI Texas Agreement met the definition of a derivative under ASC Topic 815, Derivative and Hedging (“ASC 815”). Because the Company had the ability to sell its electricity into the ERCOT market rather than take physical delivery, the Company determined the scope exception for normal purchases and sales was not applicable to the MI Texas Agreement. As a result, the MI Texas Agreement was recorded at an estimated fair value as of each reporting period in the balance sheet and any change in fair value was recorded in Costs of mining revenues, exclusive of depreciation in the Consolidated Statements of Operations.

Depending on the current spot market price of electricity, the Company had the opportunity to sell electricity in the ERCOT market in exchange for cash payments instead of utilizing the power for its bitcoin mining at the Midland Sites during peak periods to efficiently manage the operating costs of the Company. In instances where the present spot market price descended below the predetermined price, an unrealized loss was recognized. Conversely, a corresponding unrealized gain was recognized when the present spot market price exceeded the predetermined price.

Celsius Mining initiated bitcoin mining at the Midland Sites on November 1, 2022, and after that date, the costs covered under the MI Texas Agreement are recorded in Cost of mining revenue, exclusive of depreciation in the Consolidated Statements of Operations. For the one month ended January 31, 2024, an unrealized loss of $0.2 million was recognized in the Consolidated Statement of Operations. Refer to Note 2 – Basis of Presentation and Significant Accounting Policies for further information.

NOTE 8. Mining Management Services Agreement

In connection with the Business Combination on January 31, 2024, the Company entered into the Mining MSA, which specified that Hut 8 would manage and oversee certain aspects of the bitcoin mining business, namely supervision of the construction at the Ward County facility. Under the Mining MSA, Hut 8 would complete and deliver certain related projects, upon the Company’s approval of the required funding, including building and energizing the Ward County bitcoin mining facility within 12 months of the Plan Effective Date at a capped construction cost of $0.4 million per MW. The capped construction cost would also apply to up to 300 MW of additional developments from medium voltage to plug ready infrastructure for a period of 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments, for a total of up to 400 MW across the specifically identified facilities.

Pursuant to the agreement, Hut 8 was compensated for its services through an annual fixed fee of approximately $20 million, paid quarterly, and the granting of restricted stock options and stock warrants. The agreement included provisions under which the Company would pay agreed upon pass-through expenses and reimburse Hut 8 for other documented costs incurred as part of the agreement.

On June 19, 2024, Ionic Digital amended and restated the Mining MSA. Under the restated agreement, the fixed fee cash compensation was reduced to $15 million annually (or $3.8 million quarterly). The termination provisions were also updated, allowing the Company to terminate the Mining MSA at will with a 30-day notice period. The Company terminated the Mining MSA on December 10, 2024.

For additional information on accounting treatment for Mining MSA, refer to Note 2 – Basis of Presentation and Summary of Significant Accounting Policies.

Restricted Stock Units

The Mining MSA provided that, over a term of five years, Ionic Digital would issue 0.7 million shares of Class A common stock to Hut 8 (the “RSPA Shares”) as partial consideration for entering the Mining MSA on the Plan Effective Date. The RSPA Shares would vest in equal proportions on the anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement (i.e., 20% per year over the duration of the Mining MSA). All unvested RSPA Shares will be cancelled immediately if the Mining MSA is terminated by mutual agreement, by the Company for cause, or if the Mining MSA is not extended beyond its initial four-year term; all unvested RSPA Shares will vest immediately if the Mining MSA is terminated for reasons other than the specified conditions. Since the Mining MSA was terminated effective December 10, 2024, prior to the first anniversary date, the unvested RSPA Shares were subsequently cancelled.

The following summarizes the activity for the RSPA Shares for the eleven months ended December 31, 2024:

	Number of Shares	Weighted Average Fair Value per Share	Aggregate Intrinsic Value (in $ thousands)
Beginning balance, unvested	-	$-	$-
Granted	670,801	19.80	13,282
Vested	-	-	-
Cancelled	(670,801)	19.80	(13,282)
Forfeited	-	-	-
Ending balance, unvested	-	$-	$-

Stock Warrants

In connection with the Mining MSA, the Company entered into five separate tranches of warrant agreements with Hut 8 (the “Warrant Agreements”). The Warrant Agreements entitled Hut 8 to purchase from the Company a number of shares of Class A common stock equal to (a) 0.31881% of the number of shares of Class A common stock outstanding minus (b) the aggregate number of shares of Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements.

The Warrant Agreements had exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA was extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. All unvested warrants would be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested warrants would vest immediately if the Mining MSA is terminated other than according to certain of its conditions. Under the terms of the Warrant Agreements, Hut 8 agreed to vote all shares of Class A common stock issued upon the exercise of the warrants in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA was in effect.

On December 10, 2024, prior to the vesting of any stock warrants held by Hut 8, the Company terminated the Mining MSA, resulting in the cancellation of the unvested warrants.

Capital Contribution

In connection with the Business Combination, the Company also entered into a contribution agreement (the “Contribution Agreement”) with Hut 8. The Contribution Agreement provided that Hut 8 would purchase from the Company, for an aggregate purchase price of $6.4 million (the “Initial Plan Sponsor Investment”), the number of shares of Ionic Digital Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of Ionic Digital Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board of Directors of the Company at the Plan Effective Date and (b) a fraction, the numerator of which was the Initial Plan Sponsor Investment and the denominator of which was the Company Net Asset Value (as defined in the Contribution Agreement).

Under the Contribution Agreement, if the Mining MSA was not terminated by the Company pursuant to Section 1(b)(ii) thereof on or before May 1, 2024 (“Subsequent Closing Date”), then Hut 8 would purchase from the Company, for an aggregate purchase price of $6.4 million, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which was $6.4 million, and the denominator of which was the Company’s net asset value.

On June 19, 2024, the Contribution Agreement was amended to adjust the Subsequent Closing Date of the second Hut 8 capital contribution of $6.4 million to be the first Business Day after the common stock had been listed on a “national securities exchange” within the meaning of the Securities Exchange Act of 1934.

If the Mining MSA was extended beyond its initial term, then Hut 8 agreed to purchase additional shares of Ionic Digital Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3.2 million for year five, subject to a maximum purchase price of $15.9 million in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment were referred to collectively as the “Plan Sponsor Shares.”

Pursuant to the Contribution Agreement, on January 31, 2024 Hut 8 made an initial investment in the Company of $6.4 million cash in exchange for 374,261 shares of Ionic Digital Class A common stock. As these shares were issued at a price discounted from the $20.00 per share fair value of Ionic Digital’s Class A common shares (see further discussion at Note 3 – Business Combination), the Company recognized stock compensation expense in the amount of the discount of $1.1 million on the date of issuance, which is included within General and administrative expenses on the Consolidated Statement of Operations during the eleven months ended December 31, 2024.

The Company terminated the Contribution Agreement prior to listing its common shares on a national exchange. As such, no additional capital contributions have been made.

NOTE 9. Leases

Lessor Arrangements: Digital Infrastructure Leasing Revenue

On October 14, 2025, the Company entered into a leasing arrangement to provide digital infrastructure solutions to a single tenant at its Ward County facility which is accounted for under ASC 842. The lease commencement date is December 19, 2025, and the lease term extends through January 2037. The lessee has one ten-year option to renew, as well as a right of first refusal on any additional power capacity that comes available at our Ward County site.

The Company is the lessor in this arrangement and identifies the right of the customer to use the land, land improvements, buildings, and equipment as a lease component of the contract. In addition, the Company has a stand-ready obligation to provide maintenance services to ensure the energy step-down transformation assets are operating reliably, which has been identified as a non-lease component of the arrangement. The Company determined that the lease component represents an operating lease, and the timing of Ionic’s transfer of the aforementioned lease and non-lease components of the contract are the same. As such, and in accordance with ASC 842, the Company has elected the practical expedient to combine the accounting of the lease and non-lease components of the contract, with the predominant component of the arrangement being the lease component. Thus, the Company accounts for its lease of the Ward County property in accordance with ASC 842. The lease is classified as an operating lease, and leasing revenue is recognized on a straight-line basis over the lease term. Fixed lease payments are allocated to the combined lease components under the arrangement and total $1,949 million. Other variable operating costs are paid for by the Company but consumed by the lessee and will be recognized as incurred. There were no material variable lease payments received during the year ended December 31, 2025.

Utility services to be provided under the arrangement represent a separate non-lease component that will not be combined with the lease component for accounting purposes and instead will be accounted for in accordance with ASC 606. Reimbursements for taxes and insurance are considered non-components of the lease and are accounted for separately.

Initial direct costs of $7.5 million are deferred and recognized over the lease term in accordance with ASC 842. Amortization of initial direct costs is presented in Cost of digital infrastructure solutions revenue, exclusive of depreciation in the Consolidated Statements of Operations.

The following table summarizes the classes of the Company’s underlying leased assets as of December 31, 2025, which are included in Property and equipment, net on the Consolidated Balance Sheets:

As of December 31, 2025
Machinery and facilities equipment	$26,414
Land	1,020
Building	32,933
Land Improvement	383
Total cost of underlying leased assets	$60,750

Less: accumulated depreciation	(7,877)

Underlying leased assets, net	$52,873

Depreciation expense recognized on the underlying leased assets during the year ended December 31, 2025, subsequent to the lease commencement date, was immaterial.

The amounts presented below represent fixed lease payments to be received by the Company under the lease agreement as of December 31, 2025 and excludes variable lease payments, which are recognized as revenue in the period in which they occur.

Successor
Operating Leases
2026	$29,250
2027	135,233
2028	178,718
2029	182,520
2030	182,520
Thereafter	1,195,824
Total future minimum receipts on lessor arrangement	$1,904,065

Lessee Arrangements

Ionic Digital’s lease arrangements primarily consist of operating leases for land for the purpose of running data center facilities used for cryptocurrency mining. Certain leases include options to renew for periods ranging from one month to ten years, which are included in the measurement of the right-of-use asset and lease liability when the Company determines it is reasonably certain that the renewal option will be exercised. Operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term determinable at the lease commencement date. Variable lease payments include amounts paid by the Company for the right to use an asset that vary because of changes in facts and circumstances occurring after the commencement date, such as energy consumption or revenue generation. Variable lease payments not based on an index or rate, such as those based on usage or performance, are excluded from the measurement of the right-of-use asset and lease liability and are recognized as lease expense in the period incurred. The Company has no finance leasing arrangements.

The Company leases the land at two of our Midland sites and has identified a lease arrangement embedded within its hosting agreement with EZB, which expired in June 2025. The following table presents the Company's right-of-use assets, which are included within Deposits and other non-current assets in the Consolidated Balance Sheets, and lease liabilities, which are included in Accrued expenses and other current liabilities and Non-current portion of lease liability:

	Successor
	As of December 31, 2025	As of December 31, 2024
Operating lease right-of-use assets	$429	$489

Operating lease liabilities, current	$38	$37
Operating lease liabilities, non-current	170	194
Total lease liabilities	$208	$231

Two of the Company’s lease agreements are based entirely on variable payments. The lease expense disclosed herein related to the mining facility in Georgia represents an amount allocated between the lease and non-lease components of the Company’s hosting agreement with EZB. In addition, the Company has several short-term equipment rental agreements for which it elects the practical expedient not to record the right-of-use asset and lease liability on the balance sheet.

The components of total lease cost recorded in the Consolidated Statements of Operations are as follows:

	Successor
	Year End December 31, 2025	Eleven Months Ended December 31, 2024
Fixed lease cost	$38	$37
Variable lease cost	68	185
Operating lease expense	106	222
Short-term lease expense	541	272
Total operating lease expense	$647	$494

Additional supplemental operating lease information is as follows:

	Successor
	Year End December 31, 2025	Eleven Months Ended December 31, 2024
Cash paid for amounts included in operating lease liabilities	$38	$37

Weighted average remaining lease term (years)	6.33	7.33
Weighted-average discount rate (1)	7%	7%

(1)	As the rate implicit in the leases was not readily determinable, the incremental borrowing rate at the lease commencement was used to determine the present value of minimum lease payments.

As of December 31, 2025, maturities of Ionic Digital’s operating lease liability, which do not include variable lease payments, are as follows:

Successor
Operating Leases
2026	$38
2027	41
2028	42
2029	43
2030	44
Thereafter	46
Total undiscounted future lease payments	254
Less: present value discount	(46)
Present value of operating lease liabilities	$208

NOTE 10. Accrued ExpenseS AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities represent management’s best estimates of liabilities incurred that are expected to be settled in the normal course of business within twelve months. Actual amounts paid may differ from estimated accruals due to timing of invoice receipt, final contractual terms, or changes in service usage. Differences between accrued amounts and actual payments are recognized in the period in which such information becomes available.

Accrued expenses and other current liabilities consisted of the following:

	Successor
	As of December 31, 2025	As of December 31, 2024
Accrued professional fees	$1,174	$612
Accrued capital expenditures	827	3,023
Taxes payable	662	1,148
Payable to former hosting partner	5,115	-
Accrued costs to decommission self-mining site	3,384	-
Initial direct leasing costs payable	5,000	-
Other accrued expenses	2,997	5,351
Total accrued expenses and other current liabilities	$19,159	$10,134

NOTE 11. Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. The Company reviews its goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

Allocation of Goodwill to Reporting Units

During the fourth quarter of 2025, the Company began providing digital infrastructure solutions to third parties. As disclosed in Note 19 – Operating Segments, changes in the Company’s business during the year ended December 31, 2025 resulted in the identification of two reportable operating segments, each representing one reporting unit for the purpose of evaluating goodwill. As such, as of October 14, 2025, an assessment was performed to allocate the carrying value of goodwill to the two reporting units using a relative fair value allocation approach in accordance with ASC 350, Intangibles – Goodwill and Other (“ASC 350”).

Goodwill Impairment Analyses

As of the year ended December 31, 2025 and at various points during the eleven months ended December 31, 2024, circumstances repeatedly arose that the Company viewed as adverse market trends in the bitcoin mining industry, including the halving event in April 2024 as well as declines in the price of bitcoin, increases in the difficulty of mining bitcoin, or a combination of the two, that the Company had not anticipated in its forecasts. Management determined that certain of these market conditions were triggering events requiring the Company to perform quantitative goodwill impairment analyses in accordance with ASC 350.

When quantitatively analyzing goodwill for impairment, management estimated the fair value of the reporting unit(s) compared to the carrying value of the reporting unit(s), a process which incorporated a combination of the income and market valuation approaches. The income approach is a valuation technique under which the Company estimates discounted future cash flows using the financial forecast from the perspective of an unrelated market participant. In estimating future cash flows of the reporting units several assumptions were used, including projected bitcoin prices and global hashrate, capital expenditures, operating results, growth rates, regulatory and economic conditions, and the discount rate. The discount rate used for the reporting unit(s) was the value-weighted average of the reporting unit’s estimated cost of capital, derived using both known and estimated customary market metrics. The market valuation approach, or the comparable company approach, uses valuation multiples of similar companies to estimate the fair value of the reporting units.

In April 2024, a bitcoin halving event took place, which has historically occurred approximately every four years and reduces the block reward for bitcoin miners by 50%. After the halving event in April 2024, the global network hashprice declined below the levels anticipated in the Company’s forecasts, which negatively impacts future operating profit. These circumstances were identified as a triggering event which resulted in the Company performing a quantitative assessment for goodwill impairment as of June 30, 2024. As adverse market conditions continued through the third quarter of 2024, the Company performed a second quantitative assessment of its goodwill as of September 30, 2024. Based on the results of these quantitative assessments, management concluded that the fair value of the Company’s single Cryptocurrency Mining reporting unit exceeded its carrying value. In addition to the quantitative impairment analyses performed, the Company also performed its annual goodwill impairment assessment on October 1, 2024 and determined that it was not more likely than not that goodwill was impaired. Accordingly, no goodwill impairment was recognized during the eleven months ended December 31, 2024.

During the year ended December 31, 2025, the Company performed its annual impairment testing as of October 1, 2025, at which time a qualitative analysis was completed. As a result of the qualitative test, the Company determined that it was not more likely than not that goodwill was impaired. Accordingly, no goodwill impairment was recognized at that time.

During the fourth quarter of 2025, management noted the rapid decline in the price of bitcoin coupled with sustained competition among bitcoin miners despite the reduced rewards and determined that these market conditions would significantly impact the Company’s bitcoin mining operations in the immediate future. In addition, the Company began the shift to diversify its revenue streams and commenced the repurposing of its Ward County assets to provide digital infrastructure solutions to third parties. These events triggered an evaluation of the Company’s goodwill and long-lived assets as of December 31, 2025, and management determined that a quantitative goodwill impairment analysis was appropriate to compare the carrying value of the reporting units, including goodwill, to the reporting units’ estimated fair value.

The Company used a combination of the income approach and the market approach to test the fair value of its reporting units. Under the income approach, the valuation model applied management’s cash flow projections as of December 31, 2025 using reporting unit-specific assumptions. The discount rate used for Cryptocurrency Mining and Digital Infrastructure Solutions reporting units were 21.5% and 20.0%, respectively.

Under the market approach, valuation multiples were derived from publicly traded comparable companies in the digital assets and digital infrastructure solutions sectors selected based on relative growth, profitability, and risk profiles. The market approach was not applied to the Mining reporting unit because management’s projections indicate the business has a finite life, rendering the application of market multiples to historical or forward-looking data ineffective.

As a result of the quantitative impairment test performed as of December 31, 2025, the Company concluded that the goodwill assigned to its Cryptocurrency Mining reporting unit was fully impaired, and the Company recognized an impairment loss of $68.2 million. The fair value of the Digital Infrastructure Solutions reporting unit exceeded its carrying value as of December 31, 2025; therefore, no goodwill impairment was recognized for that reporting unit.

The following table shows the Company’s activity in goodwill, by reporting unit:

	Successor
	Cryptocurrency Mining	Digital Infrastructure Solutions	Total
Beginning balance, February 1, 2024	$229,778	$-	$229,778
Acquisitions	-	-	-
Impairment	-	-	-
Balance as of December 31, 2024	$229,778	$-	$229,778
Allocation to new reporting unit	(161,608)	161,608	-
Acquisitions	-	-	-
Impairment	(68,170)	-	(68,170)
Balance as of December 31, 2025	$-	$161,608	$161,608

NOTE 12. Related Party Transactions

During the year ended December 31, 2025, the Company did not identify any transactions, arrangements, or relationships with related parties that require disclosure. Furthermore, there were no outstanding balances due to or from related parties as of the balance sheet date.

Hut 8

In January 2024, the Company entered the Mining MSA with Hut 8. Hut 8’s role was to manage and oversee certain aspects of the bitcoin mining operations and the construction of Ward County. In December 2024, Ionic Digital terminated the Mining MSA; as such, there were no costs incurred with Hut 8 during the year ended December 31, 2025. During the eleven months ended December 31, 2024, Ionic Digital paid Hut 8 approximately $36 million, the nature of which is summarized as follows:

Successor
Eleven Months Ended December 31, 2024
Costs of mining revenues, exclusive of depreciation:
Labor expenses	$13,327
Hosting services	10,369
Property and equipment, net:
Capital expenditures	5,896
Construction management	6,411
Total Hut 8 related party costs	$36,003

As disclosed in Note 8 – Mining Management Services Agreement, Hut 8 made a cash contribution to the Company on January 31, 2024 in the amount of $6.4 million in exchange for 374,261 shares of Class A common stock. Since the shares were issued to Hut 8 at a price discounted from the determined fair value of Ionic Digital’s Class A common stock, the Company recognized stock compensation expense totaling $1.1 million during the eleven months ended December 31, 2024.

The Plan approved by the Bankruptcy Court also granted Hut 8 one share of Class B common stock, the holder of which had the authority to appoint two of the eight directors to the Company’s Board of Directors as of the date of the Business Combination. This share was redeemed by the Company for $1 and cancelled in 2024.

NOTE 13. Stockholders’ Equity

Successor Equity

Following the consummation of the Plan, the Company authorized the issuance of three classes of stock – Preferred stock, Class A common stock and Class B common stock.

Preferred stock (“Preferred shares”) — 15 million preferred shares at $0.00001 par value per share are authorized and no shares are issued and outstanding. These shares represent the preferred class of equity and entitle the holders to the return of their capital contributions before amounts are distributed with respect to any other shares.

Class A common stock (“Class A common shares”) — One billion (1,000,000,000) Class A common shares at $0.00001 par value per share are authorized. These shares represent common equity in that they provide rights to distributions junior to the Preferred shares. These shares reflect an equity interest in the Company and, as of December 31, 2024, approximately 37 million were issued to the creditors of the Ultimate Parent and its subsidiaries and affiliates pursuant to the Plan and to a related party.

Class B common stock (“Class B common share”) — One Class B share at $1.00 par value per share was authorized. This share represents common equity in that it does not provide the holder with a right to receive any distributions. This share was to be issued and held only by Hut 8 or its affiliates, entitles the holder to elect two directors to the Company’s Board of Directors, and is redeemable at $1.00 per share immediately upon termination of the Mining MSA, which occurred in December 2024. Thus, the Class B share is now retired and cannot be reissued.

On January 31, 2024, the Company adopted the Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of December 31, 2025, the Company has reserved approximately 4.8 million shares (subject to an evergreen) under the Omnibus Plan.

In addition to the Class A common shares issued in the transaction (see Note 3 – Business Combination) and in exchange for Hut 8’s capital contribution (see Note 12 – Related Parties), on January 31, 2024 the Company reserved 0.7 million shares of Class A common stock for Hut 8 in partial consideration for management services through the Mining MSA. The Company also entered five separate (but substantively identical) warrant agreements with Hut 8 as part of the Mining MSA.

On December 10, 2024, the Company terminated the Mining MSA, at which time the RSU Shares were forfeited, the Warrant Agreements terminated, and the Class B common stock became redeemable. All rights of the Class B shareholder ceased when the Company effected redemption of the Class B common stock in December 2024.

Predecessor Equity

The Company was founded to effectuate the successful acquisition of certain assets of Celsius Mining, pursuant to the Plan. The Ultimate Parent owned all the issued and outstanding shares of Celsius UK, which in turn owned all the issued and outstanding interests of Celsius US Holding, which in turn owned all the issued and outstanding member interests in Celsius Network LLC.

Prior to consummation of the Plan, Celsius US Holding also owned all the issued and outstanding member interests in Celsius Mining. In accordance with the Plan and upon consummation of the Business Combination on January 31, 2024, the Predecessor’s net amount due to and from related parties was cancelled and discharged in full as per the terms of the Plan. In accordance with ASC 470-50, the forgiveness of the $188.6 million balance was accounted for by Celsius Mining as a capital transaction. Accordingly, Celsius Mining recorded an increase to Members’ Equity in its Consolidated Statement of Changes in Equity (Deficit) during the one month ended January 31, 2024.

NOTE 14. Share-Based Compensation

On January 31, 2024, the Company adopted the Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. The number of shares of Common Stock available under the plan was initially limited to 4,317,960 shares. The share limit will automatically increase by 4% of the Company’s outstanding shares on January 1 of each calendar year beginning in 2025, unless a smaller number of shares is determined by the Board of Directors. As of December 31, 2025, the Company has approximately 4,841,180 shares reserved (subject to an evergreen) under the Omnibus Plan.

The Company has entered into a number of share-based compensation arrangements, the details of which are described below.

Restricted Stock Units

In October 2025, the Company granted 224,250 share-based awards in the form of restricted stock units (“RSUs”) under the Omnibus Plan to members of its Board of Directors, which vest ratably over three years starting on the date of the annual meeting of stockholders held in the year following grant. In November 2025, the Company granted 186,875 share-based awards in the form of RSUs under the Omnibus Plan to its Chief Executive Officer, which vest over a five-year period in equal installments, with one-fifth vesting on each of the first five anniversaries of the grant. These awards are classified as equity awards and are measured at fair value on the grant date. Compensation cost related to the RSUs is recognized on a straight-line basis over the applicable service periods and is recorded within general and administrative expenses, with a corresponding increase to additional paid in capital.

As of January 31, 2024, the Company also issued RSUs to Hut 8 as part of the Mining MSA in exchange for mining management services. The RSUs were classified as equity awards under ASC 718 and were measured at fair value as of the grant date. These awards were issued to non-employees, and the services provided by Hut 8 and its affiliates in exchange for these awards were performed at a uniform rate. As such, compensation cost was recognized on a straight-line basis over the five-year service period to reflect the manner in which the services were performed. Recognition of compensation cost was subject to certain termination clauses which were assessed if and when costs would be deemed probable to occur. Refer to Note 8 – Mining Management Service Agreement for more details.

Upon termination of the Mining MSA on December 10, 2024, no shares issued for the RSUs were vested. As such, no compensation costs were recognized for the year ended December 31, 2025 or for the eleven months ended December 31, 2024.

The following table summarizes the Company’s RSU activity for the year ended December 31, 2025:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested as of December 31, 2024	-	$-
Granted	411,125	$35.34
Vested	-	$-
Forfeited	-	$-
Unvested as of December 31, 2025	411,125	$35.34

The fair value of RSUs was determined using the fair value of the Company’s common stock on the grant date, a weighted average market value per common share of $47.98. The market value per common share was adjusted using a discount for lack of marketability calculated using a weighted average expected term of 2.5 years, a weighted average expected volatility of 98.4%, and a dividend yield of 0.0%.

Performance Restricted Stock Units

In November 2025, the Company also granted to its Chief Executive Officer equity-based awards under the Omnibus Plan in the form of performance restricted stock units (“PRSUs”). These awards are classified as equity awards and vest upon the achievement of a service condition of six months of continuous employment after achievement of market conditions established by the Compensation Committee of the Board as of the grant date, which is based on the achievement of certain market capitalization goals. The number of shares earned total one-third of the awards granted based on achievement of the performance condition. The fair value of these PRSUs was determined using a Monte Carlo simulation incorporating the grant-date market value per common share. The resulting fair values were then adjusted using a discount for lack of marketability that considered a weighted average expected term of 2.0 years, a weighted average expected volatility of 95.3%, and a dividend yield of 0.0%. Compensation expense for these PRSUs is recognized based on the probable outcome of the performance condition with a cumulative catch-up adjustment for prior periods in the period that the probable outcome changes.

The following table summarizes the Company’s PRSU activity for the year ended December 31, 2025:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested as of December 31, 2024	-	$-
Granted	560,625	34.50
Vested	-	-
Forfeited	-	-
Unvested as of December 31, 2025	560,625	$34.50

Total share-based compensation expense for the year ended December 31, 2025, was $3.5 million. Unrecognized share-based compensation expense was $30.4 million as of December 31, 2025 and is expected to be recognized over five years.

Stock Warrants

As part of the Mining MSA, the Company was to issue five tranches of warrants to Hut 8 in exchange for the mining management services provided. The warrants to purchase Class A common stock were classified as equity awards under ASC 718, Compensation — Stock Compensation (“ASC 718”). Each tranche of warrants had its own service period and vested over one year until the exercise price was known. Thus, compensation cost is recognized on a straight-line basis over each tranche’s one-year service period. As the exercise price would not be determined until the vesting date, the service inception date was determined to precede the grant date under ASC 718. As such, fair value was initially measured at the service inception date and was to be remeasured at each subsequent reporting period until the grant date when the exercise price would be known. Refer to Note 8 – Mining Management Services Agreement for additional details.

Upon termination of the Mining MSA on December 10, 2024, no shares issued for the stock warrants were vested. As such, no net compensation costs were recognized for the year ended December 31, 2025 or for the eleven months ended December 31, 2024.

NOTE 15. Earnings per Share

Basic earnings per share of Class A common stock is calculated by dividing Net income (loss) by the weighted average number of shares of Class A common stock outstanding during the period. Diluted earnings per share is computed similarly except the weighted average shares outstanding are increased to include the assumed exercise of any common stock equivalents using the treasury stock method, if dilutive.

The Company’s potentially dilutive equity instruments are primarily instruments that the Company has issued as part of the RSPA shares and Warrant Agreements. The RSPA shares and Warrant Agreements were unvested when the Mining MSA was terminated in December 2024 and were forfeited as a result. In the fourth quarter of 2025 the Company granted share-based awards to members of its Board of Directors and its Chief Executive Officer in the form of RSUs and PRSUs. As of December 31, 2025, outstanding shares of performance restricted stock units and restricted stock units in aggregate of 971,750 have been excluded from the calculation of diluted earnings per share, as such securities were anti-dilutive.

The following table summarizes the calculation of the Company’s basic earnings per share of Class A common stock:

	Successor
	Year End December 31, 2025	Eleven Months Ended December 31, 2024
Numerator
Net income (loss)	$(247,723)	$40,145
Denominator
Weighted-average Class A common stock outstanding, basic	37,374,261	37,374,261

Basic earnings per share, Class A common stock	$(6.63)	$1.07
Diluted earnings per share, Class A common stock	$(6.63)	$1.07

All earnings of the Predecessor were entirely applicable to its members; as a result, EPS information is not applicable for reporting periods prior to the Business Combination.

NOTE 16. Income Taxes

For the year ended December 31, 2025, Ionic Digital recorded a loss before a benefit for income taxes totaling $313.8 million. For the eleven months ended December 31, 2024, Ionic Digital recorded income before provision for income taxes totaling $52.5 million. All income and losses are attributable to operations in the United States. The Predecessor was a passthrough entity; as a result, no operating loss transferred to Ionic Digital with the transaction.

The components of the provision (benefit) for income taxes are as follows:

	Successor
	Year End December 31, 2025	Eleven Months Ended December 31, 2024
Current
Federal	$-	$-
State	489	290
Total Current	$489	$290

Deferred
Federal	$(65,484)	$11,261
State	(1,066)	754
Total Deferred	$(66,550)	$12,015

Total Provision (Benefit)	$(66,061)	$12,305

As of December 31, 2025, the Company has indefinitely lived federal net operating loss carryforwards of $82.4 million. Such net operating loss carryforwards can only offset 80% of taxable income in any individual future tax year. The Company also has state net operating loss carryforwards of $27.4 million, of which $14.7 million is subject to expiration beginning in 2046. The remaining $12.7 million state operating net loss carryforwards is not subject to expiration but can only offset 80% of taxable income in any individual future tax year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax liabilities and assets are as follows:

	Successor
	December 31, 2025	December 31, 2024
Deferred tax assets:
Property and equipment	$29,265	$205
Accrued expenses	1,816	693
Leases	44	52
Net operating loss and credit carryforwards	18,745	6,934
Stock compensation	727	-
Goodwill	8,202	-
Gross non-current deferred tax assets	58,799	7,884
Valuation allowance for non-current deferred tax assets	(1,371)	-
Net non-current deferred tax assets	$57,428	$7,884

Deferred tax liabilities:
Goodwill	-	$(3,140)
Prepaid expenses	(515)	(606)
Unrealized gains	(1,075)	(16,108)
ROU assets	(91)	(110)
Deferred rent	(1,277)	-
Gross non-current deferred tax liabilities	(2,958)	(19,964)

Net deferred tax assets (liabilities)	$54,470	$(12,080)

The Company periodically evaluates the realizability of its deferred tax assets based on all available evidence, both positive and negative. Based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, as of December 31, 2025 management determined that it was more likely than not that the Company would not realize the benefit associated with most of its state net operating losses subject to expiration and a portion of its indefinite lived state net operating losses. As a result, a partial valuation allowance totaling $1.4 million was recorded to the extent state net operating losses are not expected to be used in the future as of December 31, 2025. As of December 31, 2024, no valuation allowance was recorded.

Changes in the valuation allowance were as follows:

	Successor
	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024
Beginning balance	$-	$-
Charged to income tax expense	1,371	-
Ending balance	$1,371	$-

The net increase in the valuation allowance during the year ended December 31, 2025, was $1.4 million and was recorded as a charge to income tax expense. There was no net change during the eleven months ended December 31, 2024.

The difference between the tax expense (benefit) derived by applying the federal statutory income tax rate to net losses and the expense recognized in the consolidated financial statements is as follows:

	Successor
	Year Ended December 31, 2025
	Amount	Percentage
U.S. Federal taxes at statutory rate	$(65,853)	21.0%
State tax provision, net(1)	(1,049)	0.3%
Nontaxable or nondeductible items:
Permanent differences	15	(0.0)%
Legal costs	363	(0.1)%
Total nontaxable or nondeductible items	378	(0.1)%

Changes in uncertain recognized tax benefits	470	(0.1)%
Other	(7)	0.0%
Provision (Benefit) for Income Taxes	$(66,061)	21.1%

(1)	State taxes in California, New York, and Texas made up the majority (greater than 50 percent) of the tax effect in the state tax provision category.

	Successor
	Eleven Months Ended December 31, 2024
	Amount	Percentage
U.S. Federal taxes at statutory rate	$11,015	21.0%
State tax provision, net	758	1.4%
Permanent differences	5	0.0%
Legal costs	241	0.5%
Uncertain tax positions	286	0.5%
Provision (Benefit) for Income Taxes	$12,305	23.4%

The total amount of unrecognized tax benefits, as of December 31, 2025, and 2024, was $0.7 million and $0.3 million, respectively, and if recognized these tax benefits would affect the Company’s effective tax rate. The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows:

	Successor
	Year Ended December 31, 2025	Eleven Months Ended December 31, 2024
Beginning Balance	$286	-
Additions based on tax positions related to current year	436	286
Additions based on tax positions related to prior year	34	-
Ending Balance	$756	286

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the year ended December 31, 2025, the Company recognized an immaterial amount of interest and penalties. During the eleven months ending December 31, 2024, the Company did not recognize any interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction and several state jurisdictions. The Company is subject to U.S. federal and state income tax examinations for the year ended December 31, 2025 and for the eleven months ended December 31, 2024. The Company is not currently under audit for federal or state jurisdictions.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. The enactment of the OBBBA did not have a material impact on our effective tax rate for the year ended December 31, 2025.

NOTE 17. Commitments and Contingencies

Commitments – Purchase agreements

In the normal course of business, the Company may enter into non-cancellable purchase commitments with various parties. As of December 31, 2025 and December 31, 2024, the Company had no outstanding non-cancellable purchase commitments.

Contingencies

The Company is subject to legal proceedings arising in the ordinary course of business. The Company accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect the Company’s business, cash flows, results of operations, financial condition, and prospects. Unless otherwise indicated, the Company is unable to estimate reasonably possible losses in excess of any amounts accrued.

Mawson Infrastructure Group

On February 23, 2022, Celsius Mining entered into a Co-Location Agreement with Luna Squares LLC, a subsidiary of Mawson Infrastructure Group., Inc., a bitcoin miner and public Company listed on the NASDAQ (collectively, “Mawson”), under which Mawson hosted miners owned by Celsius Mining at Mawson’s facility in Midland, Pennsylvania. On August 23, 2023, the agreement expired. Following expiration, Mawson failed to return Celsius Mining’s $15.3 million deposit to Celsius Mining and Celsius Mining failed to pay $5.1 million in Mawson invoices. Celsius Mining initiated an adversary complaint against Mawson in the Bankruptcy Court seeking return of the amounts owed to it under the Co-Location Agreement, to offset the unpaid invoices against the deposit, and other damages suffered by Celsius Mining due to breaches of the contract. The Mawson matter was concluded in February 2026. See further discussion within Note 20 – Subsequent Events.

Based on current information, the Company does not believe a material loss, if any, can be reasonably estimated from any claims, lawsuits, and proceedings to which the Company is subject, either individually or in the aggregate. Therefore, no contingent liabilities have been recorded by the Company as of December 31, 2025 or December 31, 2024 in respect to the ongoing legal proceedings.

NOTE 18. Litigation settlement

Effective June 27, 2025, the Company entered into a cooperation agreement with certain third parties and stockholders of the Company (the “Plaintiff parties”) to appoint two new directors to the Board of Directors and settle open litigation matters that arose during 2025. As part of the agreements and as compensation to the Plaintiff parties for expenses incurred in 2025, the Company paid amounts to the Plaintiffs or on the Plaintiffs’ behalf totaling $8.3 million, which is offset by insurance proceeds of $4.7 million. There are no remaining contingencies or conditions related to this matter.

In connection with the Business Combination, the Company assumed a discontinued agreement between the Predecessor and a third party that required the third party to construct a virtual currency mining facility for the Predecessor. On December 1, 2024, the Company and the Predecessor entered into a settlement agreement to resolve the outstanding litigation claims, resulting in a cash payment of $6.8 million to the Company.  There are no remaining contingencies or conditions related to this gain.

Litigation settlements are recognized as Realized gain (loss) on litigation settlement within Other income (expenses) in the Consolidated Statement of Operations.

NOTE 19. Business segment data

Selected financial and descriptive information is provided about reportable operating segments, considering a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Company for making operating decisions, allocating resources, and assessing performance. Consequently, the segments are evident from the structure of the Company’s internal organization, focusing on financial information that the Company’s Chief Executive Officer (“CEO”), who is the Chief Operating Decision Maker (“CODM”), uses to make decisions about the Company’s operating matters.

With the execution of the agreement to lease the Ward County facility, the CODM began considering resource allocations and investments in Company operations separately between the historical cryptocurrency mining business and the prospects of leasing the Company’s powered land and assets for use in the high-powered computing and artificial intelligence sectors. As such, the Company has determined it has two reportable segments: Cryptocurrency Mining and Digital Infrastructure Solutions. Each are individually managed and provide separate services. Revenues by segment represent revenues earned from the services offered within each segment. The Company does not report results by geographic region, as all of its operations are domestic. All revenues are generated through external customers, and the accounting policies applied to each reportable segment are consistent with those policies described in Note 2.

The primary metric reviewed by the CODM is adjusted gross profit, and this metric is reviewed to evaluate the Company’s operating results, its business strategies, and to determine resource allocation for digital asset purchases and other expenditures. The Company defines adjusted gross profit as revenues less cost of revenues applicable to each reportable segment, exclusive of depreciation.

The following tables present financial information for the Company’s reportable segments for the periods indicated (in thousands):

	Successor		Predecessor (Debtor-in- Possession)
	Year End December 31, 2025	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
Cryptocurrency Mining Segment
Cryptocurrency mining revenue	$135,561	$138,428	$15,381
Less significant segment expenses:
Energy costs	53,563	29,103	2,517
Labor expense	7,481	5,443	449
Hosting and revenue share expense	25,123	51,158	6,691
Maintenance and other facility expenses	1,809	4,782	11
Cost of cryptocurrency mining revenue, exclusive of depreciation	87,976	90,486	9,668
Cryptocurrency mining adjusted gross profit	$47,585	$47,942	$5,713

Digital Infrastructure Segment
Digital infrastructure lease revenue	$5,837	-	-
Cost of digital infrastructure solutions revenue, exclusive of depreciation	22	-	-
Digital infrastructure solutions adjusted gross profit	$5,815	-	-

Consolidated
Cryptocurrency mining revenue	$135,561	$138,428	$15,381
Digital infrastructure lease revenue	5,837	-	-
Consolidated total revenue	$141,398	138,428	15,381

Reportable segments’ total adjusted gross profit	$53,400	$47,942	$5,713
Depreciation	66,702	42,360	6,216
General and administrative expenses	49,026	40,600	2,633
(Gain) loss on fair value of cryptocurrency	66,788	(71,744)	150
Realized (gain) on sale of cryptocurrency assets	(47,404)	(5,532)	(485)
(Gain) loss on disposal of property and equipment	10,160	(325)	1,793
Impairment of long-lived assets	150,325	-	-
Goodwill impairment	68,170	-	-
Other operating expenses, net	999	1,105	197
Interest (income)	(1,215)	(1,885)	-
Realized loss on cryptocurrency derivatives	204	-	-
Unrealized loss on energy derivatives	-	-	159
Realized (gain) on investments	-	(2,422)	-
(Gain) loss on litigation settlement	3,429	(6,817)	-
Other expenses	-	152	-
Reorganization items, net	-	-	5,416

Income (loss) before provision for income taxes	$(313,784)	$52,450	$(10,366)

For the year ended December 31, 2025, depreciation expense was $66.7 million for the Cryptocurrency Mining segment and was immaterial for the Digital Infrastructure Solutions segment.

Capital expenditures for long-lived assets totaled $11.1 million during the year ended December 31, 2025, $7.7 million of which are attributable to the Cryptocurrency Mining segment and $3.3 million to the Digital Infrastructure Solutions segment. For the eleven months ended December 31, 2024, capital expenditures of $71.6 million are attributable entirely to the Cryptocurrency Mining segment, which represented the Company's sole reportable segment during that period. Capital expenditures incurred during the eleven months ended December 31, 2024 related to the Digital Infrastructure Solutions segment are included in the total assets allocated to that segment.

The following table presents total assets for the Company’s reportable segments, all of which are held in the United States, for the periods indicated:

	Successor
	December 31, 2025	December 31, 2024
Cryptocurrency mining segment	$345,313	$817,893
Digital infrastructure solutions segment	259,691	-
Total Assets	$605,004	$817,893

NOTE 20. Subsequent Events

Management has evaluated subsequent events through May 1, 2026, the date the financial statements were available to be issued.

In February 2026, the Company entered into a settlement that finalized the Mawson matter and resulted in a $5.1 million payment to the Company. The Company recorded an allowance as of December 31, 2025 for amounts determined to be uncollectible as a result of the settlement agreement, see further discussion within Note 17 – Commitments and Contingencies.

In February 2026, the Company elected not to renew its hosting arrangement with GXD. As a result, our mining equipment at that location was removed from service on or before March 31, 2026. The miners at GXD constituted approximately one third of our capacity to generate hashrate as of December 31, 2025, and management has determined that a majority of the equipment will be disposed and will not return to service. No incremental expenses were incurred in exiting the GXD arrangement.

In February 2026, the Company reached an agreement to amend the lease of its Ward County facility. The amended agreement obligates the tenant to lease an additional 89 MW of capacity when such capacity becomes available, and requires the Company to add the tenant as a qualified occupant for Texas data center tax incentive purposes.  Total expected revenues under the amended lease agreement would increase to approximately $2.7 billion over the contract term if the company is able to access the additional capacity as planned.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses that Ionic Digital Inc. (the “Registrant”) may incur in connection with the securities being registered hereby (all of which are to be paid by the Registrant).

SEC registration fee	$	*
Nasdaq Global Select Market Listing Fee		*
Printing Fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisors’ fees		*
Financial printing and miscellaneous expenses		*
Total		*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right that an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities

Since January 31, 2024, the Plan Effective Date, the Company has issued and sold the following unregistered securities:

●	37 million shares of Class A common stock for eligible holders of certain claims against Celsius;

●	374,261 shares of Class A common stock to Hut 8 pursuant to the Contribution Agreement;

●	one share of Class B common stock to Hut 8 pursuant to the MSA;

●	warrants to purchase up to an aggregate of 670,801 shares of common stock to Hut 8, which were cancelled in connection with the termination of the Mining MSA. For more information on the warrants, see the section titled “Certain Relationships and Related Person Transactions—Transactions Involving Related Parties — Warrant Agreements” above; and

●	670,801 RSPA Shares, which were cancelled in connection with the termination of the Mining MSA. For more information on the terms of the restricted stock, see the section titled “Certain Relationships and Related Person Transactions—Transactions Involving Related Parties — Restricted Stock Agreement” above.

Based upon the exemption provided by Section 1145 of the U.S. Bankruptcy Code, on November 9, 2023, the Bankruptcy Court entered an order confirming the Plan, which, among other things, provides that the issuance of the shares of common stock described in the first bullet point above conducted in accordance with the procedures described in the Plan, is, and shall be deemed to be, pursuant to Section 1145 of the U.S. Bankruptcy Code or Section 4(a)(2) of the Securities Act, or any other applicable state or U.S. federal securities law, exempt from the registration requirements of Section 5 of the Securities Act and any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker dealer in, a security. The issuance of the shares of common stock and warrants described in the second through fifth bullet points above was pursuant to Section 4(a)(2) of the Securities Act, exempt from the registration requirements of Section 5 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description
2.1	Master Conveyance Agreement, dated effective January 31, 2024, between Celsius Mining LLC, Ionic Digital Treasury Inc. and Ionic Digital Inc.
3.1	Amended and Restated Certificate of Incorporation of Ionic Digital Inc.
3.2	Amended and Restated Bylaws of Ionic Digital Inc. (Effective February 13, 2025)
5.1*	Opinion of White & Case LLP
10.1	Amended and Restated Management Services Agreement, dated June 19, 2024, between the Company and U.S. Data Management Group LLC
10.2	Plan Sponsor Contribution Agreement, dated January 31, 2024, between the Company and U.S. Data Management Group LLC
10.3	Amendment, dated June 19, 2024, to Plan Sponsor Contribution Agreement
10.4	Form of Indemnification Agreement of Ionic Digital Inc.
10.5+	Ionic Digital Inc. Omnibus Incentive Plan
10.6	Energy Management Services Agreement, dated November 17, 2022, between Celsius Mining LLC and Priority Power Management, LLC
10.7	Energy Management and Consulting Services Agreement, dated September 28, 2021, between Celsius Core LLC and Priority Power Management, LLC
10.8	Amendment to Energy Management and Consulting Services Agreement, dated August 2, 2022, between Celsius Mining LLC and Priority Power Management LLC
10.9	Assignment and Assumption Agreement, dated January 31, 2024, between Celsius Mining LLC, Priority Power Management, LLC and Ionic Digital Inc.
10.10*	EZ Blockchain Hosting Agreement with EZ Blockchain Services
10.11+	Offer Letter, dated as of December 9, 2024, between Ionic Digital Inc. and Anthony McKiernan
10.12	Master Custody Service Agreement, dated January 26, 2024, between Anchorage Digital Bank N.A. and Ionic Digital Treasury Inc.
10.13	Custodial Services Agreement, dated June 18, 2024, between Ionic Digital Treasury Inc. and Fidelity Digital Asset Services, LLC
10.14*	Employment Agreement, dated as of November 17, 2025, between Ionic Digital Inc. and Andy Stewart
10.15*	Performance Restricted Stock Unit Award Grant Notice, dated as of November 17, 2025, between Ionic Digital Inc. and Andy Stewart
10.16*	Restricted Stock Unit Award Grant Notice, dated as of November 17, 2025, between Ionic Digital Inc. and Andy Stewart
10.17*	Net Lease Agreement, dated as of October 14, 2025, between Ionic Digital Cedarvale LLC and Nscale Ward County LLC, as amended by Amendment No. 1 to Net Lease Agreement, dated February 27, 2026
10.18	Second Amended and Restated Professional Services Agreement, dated November 24, 2024, between Ionic Digital and Laura Schnaidt
16.1*	Letter regarding change in accountants
21.1*	List of subsidiaries of Ionic Digital
23.1*	Consent of BDO USA, P.C.
23.2*	Consent of White & Case LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of the initial filing)
99.1	Code of Ethics
99.2*	Audit Committee Charter
107*	Filing Fee Table

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
++	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information is both (i) non-material and (ii) would be competitively harmful if publicly disclosed.

(b)	Financial Statement Schedules. None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on the     , 2026.

IONIC DIGITAL INC.

By:
Name:	Andy Stewart
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andy Stewart, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2026
Andy Stewart	(Principal Executive Officer)

	Interim Chief Financial Officer	, 2026
James Gallagher	(Principal Accounting and Financial Officer)

	Chairperson of the Board	, 2026
Elizabeth LaPuma

	Director	, 2026
Michael Abbate

	Director	, 2026
Thomas DiFiore

	Director	, 2026
Scott Duffy

	Director	, 2026
Scott Flanders

	Director	, 2026
Oliver Wiener